As filed with the Securities and Exchange Commission on December 16, 2003
                           1933 Act File No. 333-51466
                           1940 Act File No. 811-8953

                    U.S. SECURITIES AND EXCHANGE COMMISSION Washington,
                             D.C. 20549
                                    Form N-2
                        (Check appropriate box or boxes)

[ ]      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]      Pre-Effective Amendment No. __________
[X]      Post-Effective Amendment No.  6

                                     and/or

[ ]      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]      Amendment No. 15

                           COLUMBIA FLOATING RATE FUND
                   (formerly named Liberty Floating Rate Fund)
         (Exact Name of Registrant as Specified in Declaration of Trust)

                              One Financial Center
                           Boston, Massachusetts 02111
                    (Address of Principal Executive Offices)

                                 (617) 426-3750
              (Registrant's Telephone Number, including Area Code)

Name and Address of Agent for Service     Copy To:
   David Rozenson, Esquire                Cameron S. Avery, Esquire
   Columbia Management Advisors, Inc.     Bell, Boyd & Lloyd LLC
   One Financial Center                   70 W. Madison Street, Suite 3300
   Boston, Massachusetts 02111            Chicago, Illinois 60602

                                          John M. Loder, Esquire
                                          Ropes & Gray LLP
                                          One International Place
                                          Boston, Massachusetts 02111

                  Approximate Date of Proposed Public Offering:

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[ ] when declared effective pursuant to section 8(c) [ ] immediately upon filing pursuant to paragraph (b) of Rule 486 [X] on January 1, 2004 pursuant to paragraph (b) of Rule 486 [ ] 60 days after filing pursuant to paragraph (a) of Rule 486 [ ] on(date) pursuant to paragraph (a) of Rule 486

    [ ] This post-effective amendment designates a new effective date for a previously filed registration statement.
    [ ] The Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement is
        --------.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

   Proposed Title of
    Securities Being       Proposed Amount of      Maximum Offering       Maximum Aggregate
       Registered             Shares Being          Price Per Unit         Offering Price            Amount of
                              Registered(3) Registration Fee (4)

Common Shares of
Beneficial Interest
        Class A                31,000,000                $9.46              $293,260,000            $23,724.74
        Class B                19,000,000                $9.46              $179,740,000            $14,540.97
        Class C                30,000,000                $9.46              $283,800,000            $22,959.42
        Class Z                18,000,000                $9.46              $170,280,000            $13,775.66

   Proposed Title of
    Securities Being       Proposed Amount of      Maximum Offering       Maximum Aggregate
       Registered             Shares Being          Price Per Unit         Offering Price            Amount of
                              Registered(3) Registration Fee (4)

Common Shares of
Beneficial Interest
        Class A                 8,220,000               $10.02               $82,364,000            $20,591.10
        Class B                 4,025,000                $9.99               $40,209,000            $10,052.44
        Class C                 5,905,800                $9.99               $58,998,942            $14,749.74
        Class Z                     0                     $0                     $0                     $0

   Proposed Title of
    Securities Being       Proposed Amount of      Maximum Offering       Maximum Aggregate
       Registered             Shares Being          Price Per Unit         Offering Price            Amount of
                              Registered(3) Registration Fee (4)

Common Shares of
Beneficial Interest
        Class A                20,000,000                $9.90              $198,000,000            $52,272.00
        Class B                15,000,000                $9.90              $148,500,000            $39,204.00
        Class C                20,000,000                $9.90              $198,000,000            $52,272.00
        Class Z                     0                     $0                     $0                     $0

   Proposed Title of
    Securities Being       Proposed Amount of      Maximum Offering       Maximum Aggregate
       Registered             Shares Being          Price Per Unit         Offering Price            Amount of
                              Registered(3) Registration Fee (4)

Common Shares of
Beneficial Interest
        Class A                10,000,000               $10.07              $100,700,000            $27,994.60
        Class B                10,000,000               $10.07              $100,700,000            $27,994.60
        Class C                10,000,000               $10.07              $100,700,000            $27,994.60
        Class Z                10,000,000               $10.00              $100,000,000            $29,500.60

(1)   Being registered pursuant to this Post-Effective Amendment.
(2) Calculated pursuant to Rule 457(d) based on the net asset value per share of $9.46 for each of Class A shares, Class B shares, Class C shares, and Class Z shares, as of October 24, 2003.
(3)   Previously registered.
(4) Previously paid.

This Registration Statement has also been signed by Columbia Floating Rate Limited Liability Company.

The 1933 Act File Number used for this filing is 333-51466. The Fund's Registration Statement on Form N-2 represented by this File Number was filed on December 7, 2000. Subsequently, the Fund filed a Registration Statement on Form N-2 (1933 Act File No. 333-55540) registering additional shares relating to a rescission offer for certain shares of beneficial interest of the Fund.

Columbia Floating Rate Fund             Prospectus, January 1, 2004
-------------------------------------------------------------------------------


Class A, B and C Shares


Advised by Columbia Management Advisors, Inc.


--------------------------------------------------------------------------------
TABLE OF CONTENTS

Prospectus Summary......................  4
Fund Expenses...........................  8
Financial Highlights....................  9
The Fund................................ 12
Use of Proceeds......................... 12
Investment Objective and Policies....... 12
How the Portfolio Invests............... 13
Principal Risks......................... 20
Other Investment Practices.............. 24
Distributions and Income Taxes.......... 28
Management of the Fund.................. 30
How to Buy Shares....................... 31
Multiple Share Classes.................. 32
Periodic Repurchase Offers.............. 36



Net Asset Value................................ 38
Performance Information........................ 39
Organization and Description of Shares......... 41
Master Fund/Feeder Fund: Structure and
Risk Factors................................... 42
Shareholder Reports............................ 43
Financial Statements........................... 43
Statement of Additional Information, Table of Contents..
Back Cover................................................

Although these securities have been registered with the Securities and Exchange Commission, the Commission has not approved or disapproved any shares offered in this prospectus or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[LOGO] Not FDIC Insured May Lose Value
               No Bank Guarantee

PROSPECTUS  January 1, 2004



Columbia Mutual Funds


COLUMBIA FLOATING RATE FUND

Class A, B and C Shares


Columbia Floating Rate Fund ("Fund") is a non-diversified, closed-end management investment company that is continuously offered.



Investment Objective. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective by investing substantially all of its net investable assets in Columbia Floating Rate Limited Liability Company (the "Portfolio"), a non-diversified, closed-end management investment company that has the same investment objective as the Fund, rather than investing directly in and managing its own investment portfolio.


Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in adjustable rate senior loans ("Senior Loans"), the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates. Senior Loans are business loans that have a right to payment senior to most other debts of the borrower. Senior Loans are often secured by specific assets of the borrower, although the Portfolio may also invest in Senior Loans that are not secured by any collateral. The Fund or Portfolio may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk debt."


The Fund is not registering additional shares at this time.




Periodic Repurchase Offers. To provide liquidity to shareholders, the Fund will make quarterly repurchase offers ("Repurchase Offer") for 5% to 25% of its outstanding shares. For each repurchase offer, it is anticipated that each repurchase request deadline will be on the 15th day in each of the months of March, June, September and December, or if the 15th day is not a business day, the next business day. It is anticipated that normally the repurchase pricing date will be the same date as the repurchase request deadline, and if so, the repurchase request deadline will be set for a time no later than the close of regular trading on the New York Stock Exchange ("NYSE") on such date. The Fund has determined that the repurchase pricing date may occur no later than the 14th day after the repurchase request deadline, or the next business day if the 14th day is not a business day. The Fund will repay a repurchase offer no later than seven days after the repurchase pricing date. (See "Periodic Repurchase Offers.")

Not Exchange Listed. The Fund does not intend to list the shares on any national securities exchange. Shares of the Fund have no history of public trading and there is not expected to be any secondary trading market in the shares. An investment in the shares should be considered illiquid. (See "Principal Risks.")

Investment in the Fund involves certain risks, including the possible loss of some or all of the principal investment and risks associated with securities rated below investment grade (often referred to as "junk debt"). (See "Principal Risks.")


The Prospectus sets forth concisely the information that a prospective investor should know before investing in Class A, B or C shares of the Fund. Please read and retain this Prospectus for future reference. A Statement of Additional Information regarding the Fund dated January 1, 2004, has been filed with the Securities and Exchange Commission ("SEC") and can be obtained without charge by calling 1-800-426-3750. A table of contents to the Statement of Additional Information is located on the last page of this Prospectus. This Prospectus incorporates by reference the entire Statement of Additional Information (together with any supplement to it). The Statement of Additional Information and other related materials are available at the SEC's internet web site (http://www.sec.gov).


The Fund's investment advisor is Columbia Management Advisors, Inc. ("Columbia Management"). The address of the Fund is One Financial Center, Boston, MA 02111-2621.



This Prospectus applies to the offering of shares of beneficial interest of the Fund, which may be continuously issued and sold from time to time by the Fund through the Distributor, as distributor and principal underwriter, and through your financial advisor. (See "How to Buy Shares.")


The Fund's Class A shares are subject to a front-end sales charge, an early withdrawal charge ("EWC") on certain purchases (see "Multiple Share Classes"), a distribution fee and other expenses. The Fund's Class B shares will not be subject to a front-end sales charge, but will be subject to a declining early withdrawal charge ("EWC") over a five-year period and a distribution and service fee, as well as other expenses. Class B shares will convert automatically to Class A shares eight years from the date of purchase. The Fund's Class C shares will not be subject to a front-end sales charge, but will be subject to an EWC of 1% during the first year a shareholder owns Class C shares and a distribution fee, as well as other expenses. The Fund also offers an additional class of shares, Class Z shares, exclusively to certain institutional and other investors. Class Z shares are made available through a separate prospectus provided to eligible institutional and other investors. The Fund may offer additional classes of shares in the future.

The Fund has received exemptive relief from the SEC with respect to the Fund's distribution fee arrangements, EWCs, and multi-class structure. As a condition of such relief, the Fund will be required to comply with certain regulations that would not otherwise be applicable to the Fund.

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

                              PROSPECTUS SUMMARY
This is only a summary. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information.

The Fund. The Fund is a continuously offered non-diversified, closed-end management investment company, organized as a Massachusetts business trust. The Fund invests substantially all of its net investable assets in the Portfolio under a master/feeder structure. The Portfolio is a non-diversified, closed-end management investment company organized as a Delaware limited liability company.


The Fund intends to offer its shares continuously through the Distributor, as principal underwriter, and through financial advisors at a price equal to the next determined net asset value per share (plus an initial sales charge for Class A shares). The minimum initial investment is $2,500 ($25 for individual retirement accounts) and the minimum subsequent investment is $50. The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason.



Classes of Shares. The Fund offers three classes of shares in this Prospectus, with each class having its own sales charge and expense structure. Each class has distinct advantages and disadvantages for different investors. (See "Multiple Share Classes.")


Investment Objective. The investment objective of the Fund and of the Portfolio is to provide a high level of current income, consistent with preservation of capital. There can be no assurance that the Portfolio or the Fund will achieve its investment objective.

The Portfolio seeks to achieve the objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of Senior Loans to corporations, partnerships and other entities ("Borrowers") that operate in a variety of industries and geographic regions (including domestic and foreign entities).

Investment Policies. Under normal market conditions, at least 80% of the Portfolio's net assets (plus any borrowings for investment purposes) will be invested in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are secured, the Portfolio may invest up to 20% of its total assets in interests in Senior Loans that are not secured by any collateral. During normal market conditions, the Portfolio may invest up to 20% of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio's investments in Senior Loans.

Any amount less than 25% of total assets of the Fund or Portfolio (taken at market value at the time of purchase) may be invested in Senior Loans to Borrowers and securities of other issuers in any one industry. However, the Fund or Portfolio may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund and the Portfolio invest at these levels because they regard the issuers of Senior Loans in which the Fund or Portfolio may invest to include the Borrower as well as any Agent that administers the Senior Loans. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. Accordingly, the Fund or Portfolio may be more at risk to any single economic, political, or regulatory occurrence affecting such industries.

How the Fund or Portfolio Invests. Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions ("Lenders") represented in each case by one or more such Lenders acting as agent ("Agent") of the several Lenders. On behalf of the several Lenders, the Agent is primarily responsible for negotiating the loan agreement ("Loan Agreement") that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the several Lenders. The Fund or Portfolio may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk debt." Senior Loans in which the Portfolio will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. The Portfolio may invest in participations ("Participations") in Senior Loans, may purchase assignments ("Assignments") of portions of Senior Loans from third parties, and may act as one of the group of Lenders originating a Senior Loan ("Primary Lender").


Columbia Management expects the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans to minimize the fluctuations in net asset value as a result of changes in interest rates. However, the Fund is not a money market fund and its net asset value will fluctuate.


Periodic Repurchase Offers. The Fund has adopted a fundamental policy to offer each calendar quarter to repurchase a specified percentage (between 5% and 25%) of the shares then outstanding at its net asset value. Such repurchase offers are referred to as a Repurchase Offer. Repurchase Offers are scheduled to occur on the 15th day (or the next business day if the 15th is not a business day) in the months of March, June, September, and December. (See "Periodic Repurchase Offers.")


Principal Risks. You should consider the following risk considerations before investing in the Fund. As described below, the risks could cause you to lose money as a result of investing in the Fund. See "Principal Risks" for more detailed information.


Non-Payment Risk. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment, and a potential decrease in the net asset value of the Fund.

Restrictions on Resale of Senior Loans. Senior Loans, at present, generally are not readily marketable and may be subject to restrictions on resale. As a result, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted.

Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral.


Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the Portfolio is more dependent on the analytical ability of Columbia Management.


Below Investment Grade Securities. The Portfolio may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk debt." The purchase of such Senior Loans exposes the Fund to financial, market, and interest-rate risks and greater credit risks than would the purchase of higher-rated Senior Loans. Such investments are also likely to result in increased fluctuation in the Fund's net asset value, particularly in response to economic downturns.

Investments in Non-U.S. Issuers. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than are U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, and the potential for political, social and economic adversities.

Investments in Equity Securities. To the extent that the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. This market risk will affect the Fund's net asset value, which will fluctuate as the value of the securities held by the Portfolio changes.

Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments that financial services firms can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.

Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the distributions on the Fund's shares.

Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected.


Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at net asset value. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who offer for repurchase shares held for less than five years and one year, respectively, and certain Class A shareholders who offer for repurchase shares acquired within 18 months, will pay an EWC. (See "How to Buy Shares.") Under limited circumstances, the Fund may suspend or postpone a quarterly repurchase offer--the Fund must meet certain regulatory requirements to do so. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.


Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their net asset values and, in the unlikely event that a secondary market for the shares were to develop, the shares likewise may trade at a discount from net asset value.

Non-Diversification Risk. The Portfolio is not subject to the general limitations under the Investment Company Act of 1940, as amended ("1940 Act") that, for 75% of its total assets, it not invest more than 5% of its total assets in the securities of a single issuer. The Portfolio does not intend to invest more than 5% of the value of its assets in Senior Loans of a single Borrower. To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of Borrowers, it will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.


Other Practices. The Portfolio may use various investment practices that involve special considerations, including engaging in interest rate and other hedging transactions, lending its portfolio securities, entering into when-issued and delayed-delivery transactions and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."



Affiliation Risk. Due to Columbia Management's affiliation with Fleet National Bank ("Fleet"), the Fund may be unable to purchase certain loans in which Fleet participates, because of regulatory restrictions. This limitation may prevent the Fund from investing in loans it might otherwise purchase, and could adversely affect the Fund's return. As a result of this restriction, the Fund may also invest a larger portion of its assets than it otherwise would in the secondary loan market, rather than in newly-issued loans. Under certain market conditions, loans purchased in the secondary market may generally be less attractive investments than newly-issued loans.



On October 27, 2003, Bank of America Corporation and FleetBoston Financial Corporation, the parent company of Fleet, announced a definitive agreement to merge. Currently, Bank of America and its affiliates are significantly more active than Fleet in the loan marketplace. If and when that merger is consummated, the restrictions and associated risks described above will apply to loans in which Bank of America or its affiliates participate, either as Agents, underwriters or buyers or sellers in the secondary market, and the number of loans available to the Fund for investment consequently may be further limited.


Distributions. Income dividends are normally declared each business day, paid monthly, and confirmed at least quarterly. Capital gains, if any, are distributed at least annually, usually in December. Income dividends and capital gains distributions may be received in cash or reinvested in additional full and fractional shares of the Fund.


Investment Advisor. Columbia Management Advisors, Inc.



Distributor. Columbia Funds Distributor, Inc.

                                 FUND EXPENSES
The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in Class A, B, or C shares of the Fund.


                                                        Class A    Class B/(1)/   Class C
                                                       -------     -----------   -------
Shareholder Transaction Expenses/(2)/
Maximum Sales Load Imposed
  (as a percentage of offering price).................  3.50%          None        None
Sales Load Imposed on Reinvested Dividends............   None          None        None
Early Withdrawal Charge...............................  1.00%/(3)/    3.25%/(4)/  1.00%/(4)/
Exchange Fee..........................................   None          None        None

Annual Expenses (as a percentage of average net assets
  attributable to common shares)
Management Fee (%)/(5)(6)/............................   0.65          0.65        0.65
Distribution and Service Fees (%).....................   0.35          0.70        0.85
Other Expenses (%)/(7)/...............................   0.37          0.37        0.37
                                                         ----          ----        ----
Total Annual Expenses (%)/(6)/........................   1.37          1.72        1.87
                                                         ====          ====        ====

--------

(1) Class B shares will automatically convert to Class A shares eight years after purchase.


(2) Financial advisors may independently charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.


(3) This charge applies only to certain Class A shares bought without an initial sales charge that are sold within 18 months of purchase.


(4) The maximum EWC on Class B shares applies for repurchases during the first year. The charge is 3.25% for shares submitted and accepted for repurchase during the first year after each purchase, 3.00% during the second year, 2.00% during the third year, 1.50% during the fourth year, and 1.00% during the fifth year. There is no EWC on Class B shares thereafter. The EWC on Class C shares is 1.00% within the first year from each purchase. There is no EWC on Class C shares thereafter.


(5) Management fees includes both the management fee and the administrative fee charged to the Fund. Columbia Management receives a management fee of 0.45% from the Portfolio and an administrative fee of 0.20% from the Fund.




(6) Columbia Management has voluntarily agreed to waive advisory fees and reimburse the Fund for certain expenses (exclusive of distribution and service fees, brokerage commissions, commitment fees, interest, taxes and extraordinary expenses, if any) so that total annual expenses will not exceed 0.80%. As a result, the actual other expenses for each share class would be 0.15% and total annual expenses for Class A, B and C shares would be 1.15%, 1.50% and 1.65%, respectively. This arrangement may be modified or terminated by Columbia Management at any time.


(7) Other expenses have been restated to reflect contractual changes to the transfer agency fees for the Fund effective November 1, 2003.


Service and distribution fees include an asset-based sales charge. As a result, if you hold your shares for a long period of time, you may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. (See "Multiple Share Classes.")


Example Expenses. This Example helps you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that
(i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain the same, and (iv) all income dividends and capital gains distributions are reinvested in additional shares. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.



Class                                                       1 year 3 years 5 years 10 years
-----                                                       ------ ------- ------- --------
Class A                                                      $48     $77    $107     $194
Class B*: did not sell your shares                           $17     $54    $ 93     $194
       sold all your shares at the end of the period         $50     $74    $103     $194
Class C: did not sell your shares                            $19     $59    $101     $219
      sold all your shares at the end of the period          $29     $59    $101     $219

--------
* Class B shares convert to Class A shares after eight years. The 10-year expense example for Class B shares reflects Class B share expenses for eight years and Class A expenses for two years.

                             FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's financial performance. Information is shown for the fiscal years since inception, which run from September 1 to August 31, unless otherwise indicated. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund's financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report, along with the Fund's financial statements, is included in the Fund's annual report. You can request a free annual report by calling 1-800-426-3750.



                                                                                    Period Ended
                                                        Year Ended August 31,        August 31,
                                                     2003       2002       2001       2000(a)
                                                    Class A    Class A    Class A     Class A
------------------------------------------------------------------------------------------------
Net asset value, Beginning of period ($)             8.83       9.62       10.00        10.05
------------------------------------------------------------------------------------------------
Income from Investment Operations ($):
 Net investment income (b)                           0.48       0.54(c)     0.81         0.71
 Net realized and unrealized gain (loss) allocated
   from Portfolio                                    0.46      (0.79)(c)   (0.37)       (0.05)
------------------------------------------------------------------------------------------------
Total from Investment Operations                     0.94      (0.25)       0.44         0.66
------------------------------------------------------------------------------------------------
Less Distributions Declared to Shareholders ($):
 From net investment income                         (0.48)     (0.54)      (0.82)       (0.71)
 From net realized gains                               --        -- (d)      -- (d)       -- (d)
------------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders        (0.48)     (0.54)      (0.82)       (0.71)
------------------------------------------------------------------------------------------------
Net asset value, End of Period ($)                   9.29       8.83        9.62        10.00
------------------------------------------------------------------------------------------------
Total return (%) (e)(f)                             11.03(g)   (2.67)       4.56         6.79(h)

Ratios to Average Net Assets (%):
 Net operating expenses                              1.15       1.15        1.15         1.15(j)
 Interest expense allocated from Portfolio            -- (i)    0.03          --           --
 Net expenses                                        1.15       1.18        1.15         1.15(j)
 Net investment income                               5.39       5.83(c)     8.28         8.53(j)
 Waiver/reimbursement                                0.28       0.28        0.18         0.13(j)

Net assets, end of period (000's) ($)              97,924    108,583     138,058      147,209

--------
(a) Class A shares were initially offered on November 2, 1999. Per share data reflects activity from that date.
(b) Per share data was calculated using average shares outstanding during the period.

(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002, to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 5.82% to 5.83%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d) Rounds to less than $0.01.

(e) Had the advisor not waived or reimbursed a portion of expenses, total return would have been reduced.

(f) Total return at net asset value assuming all distributions reinvested and no initial sales charge or early withdrawal charge.

(g) Total return includes a voluntary reimbursement by the advisor for a realized investment loss on an investment not meeting the Portfolio's investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund's Class A shares return.


(h) Not annualized.


(i) Rounds to less than 0.01%.


(j) Annualized.

                                                                                     Period Ended
                                                         Year Ended August 31,        August 31,
                                                     2003        2002       2001       2000(a)
                                                    Class B     Class B    Class B     Class B
-------------------------------------------------------------------------------------------------
Net asset value, Beginning of period ($)              8.83       9.62       10.00        10.05
-------------------------------------------------------------------------------------------------
Income from Investment Operations ($):
 Net investment income (b)                            0.45       0.51(c)     0.77         0.67
 Net realized and unrealized gain (loss) allocated
   from Portfolio                                     0.46      (0.79)(c)   (0.37)       (0.05)
-------------------------------------------------------------------------------------------------
Total from Investment Operations                      0.91      (0.28)       0.40         0.62
-------------------------------------------------------------------------------------------------
Less Distributions Declared to Shareholders ($):
 From net investment income                          (0.45)     (0.51)      (0.78)       (0.67)
 From net realized gains                                --        -- (d)      -- (d)       -- (d)
-------------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders         (0.45)     (0.51)      (0.78)       (0.67)
-------------------------------------------------------------------------------------------------
Net asset value, End of Period ($)                    9.29       8.83        9.62        10.00
-------------------------------------------------------------------------------------------------
Total return (%) (e)(f)                              10.65(g)   (3.02)       4.19         6.35(h)

Ratios to Average Net Assets (%):
 Net operating expenses                               1.50       1.50        1.50         1.50(j)
 Interest expense allocated from Portfolio             -- (i)    0.03          --           --
 Net expenses                                         1.50       1.53        1.50         1.50(j)
 Net investment income                                5.05       5.48(c)     7.93         8.18(j)
 Waiver/reimbursement                                 0.28       0.28        0.18         0.13(j)

Net assets, end of period (000's) ($)              163,448    174,707     195,891       83,695

--------
(a) Class B shares were initially offered on November 2, 1999. Per share data reflects activity from that date.
(b) Per share data was calculated using average shares outstanding during the period.

(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002, to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 5.47% to 5.48%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d) Rounds to less than $0.01.

(e) Had the advisor not waived or reimbursed a portion of expenses, total return would have been reduced.


(f) Total return at net asset value assuming all distributions reinvested and no early withdrawal charge.


(g) Total return includes a voluntary reimbursement by the advisor for a realized investment loss on an investment not meeting the Portfolio's investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund's Class B shares return.


(h) Not annualized.


(i) Rounds to less than 0.01%.


(j) Annualized.

                                                                                     Period Ended
                                                         Year Ended August 31         August 31,
                                                     2003        2002       2001       2000(a)
                                                    Class C     Class C    Class C     Class C
-------------------------------------------------------------------------------------------------
Net asset value, Beginning of period ($)              8.83       9.62       10.00        10.05
-------------------------------------------------------------------------------------------------
Income from Investment Operations ($):
 Net investment income (b)                            0.44       0.50(c)     0.76         0.66
 Net realized and unrealized gain (loss) allocated
   from Portfolio                                     0.46      (0.79)(c)   (0.37)       (0.05)
-------------------------------------------------------------------------------------------------
Total from Investment Operations                      0.90      (0.29)       0.39         0.61
-------------------------------------------------------------------------------------------------
Less Distributions Declared to Shareholders ($):
 From net investment income                          (0.44)     (0.50)      (0.77)       (0.66)
 From net realized gains                                --        -- (d)      -- (d)       -- (d)
-------------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders         (0.44)     (0.50)      (0.77)       (0.66)
-------------------------------------------------------------------------------------------------
Net asset value, End of Period ($)                    9.29       8.83        9.62        10.00
-------------------------------------------------------------------------------------------------
Total return (%) (e)(f)                              10.48(g)   (3.16)       4.04         6.20(h)

Ratios to Average Net Assets (%):
 Net operating expenses                               1.65       1.65        1.65         1.65(j)
 Interest expense allocated from Portfolio             -- (i)    0.03          --           --
 Net expenses                                         1.65       1.68        1.65         1.65(j)
 Net investment income                                4.88       5.33(c)     7.78         8.03(j)
 Waiver/reimbursement                                 0.28       0.28        0.18         0.13(j)

Net assets, end of period (000's) ($)              132,656    137,098     184,399       91,664

--------
(a) Class C shares were initially offered on November 2, 1999. Per share data reflects activity from that date.
(b) Per share data was calculated using average shares outstanding during the period.

(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002, to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 5.32% to 5.33%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d) Rounds to less than $0.01.

(e) Had the advisor not waived or reimbursed a portion of expenses, total return would have been reduced.

(f) Total return at net asset value assuming all distributions reinvested and no early withdrawal charge.

(g) Total return includes a voluntary reimbursement by the advisor for a realized investment loss on an investment not meeting the Portfolio's investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund's Class C shares return.


(h) Not annualized.


(i) Rounds to less than 0.01%.


(j) Annualized.

                                   THE FUND

The Fund is a non-diversified, closed-end management investment company organized as a Massachusetts business trust on August 13, 1998, and managed by the Board of Trustees. The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share (plus an initial sales charge for Class A shares). The Fund's principal office is located at One Financial Center, Boston, MA 02111-2621, and its telephone number is 1-800-426-3750.


                                USE OF PROCEEDS

The net proceeds from the sale of the shares offered hereby will be invested typically within 30 days after receipt, in accordance with the Fund's investment objective and policies. Pending investment by the Portfolio, the proceeds may be invested in high quality, short-term securities, and the Portfolio may not achieve its objective during this time.


                       INVESTMENT OBJECTIVE AND POLICIES
Investment Objective. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund's investment objective is a non-fundamental policy, which means that the Board of Trustees can change it without shareholder approval. Rather than invest in securities directly, the Fund seeks to achieve its investment objective by using a "master fund/feeder fund" structure. Under that structure, the Fund and other investment companies with the same investment objective invest their assets in another investment company having the same investment objective and substantially the same investment policies as the Fund. The purpose of such an arrangement is to achieve greater operational efficiencies and reduce costs. The Fund's investment experience will correspond directly to the investment experience of the Portfolio.

The Fund invests substantially all of its net investable assets in the Portfolio. The Portfolio seeks to achieve its objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in a professionally managed portfolio of interests in Senior Loans to Borrowers that operate in a variety of industries and geographic regions (including domestic and foreign entities). Although the Portfolio's net asset value per share will vary, the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund's net asset value per share as a result of changes in interest rates. The Fund's net asset value may be affected by various factors, including changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Portfolio invests.

An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Portfolio or the Fund will achieve its investment objective. The Fund is appropriate for investors seeking a high level of current income consistent with capital preservation.

Policies. Under normal market conditions, the Portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) (either as a Primary Lender or as a purchaser of an Assignment or Participation) in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are collateralized, the Portfolio may invest up to 20% of its total assets (valued at time of investment) in Senior Loans that are not secured by any collateral.

During normal market conditions, the Portfolio may invest up to 20% of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and junior debt securities acquired in connection with the Portfolio's investments in Senior Loans. Such high quality, short-term securities may include commercial paper rated at least Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") or BBB, A-3 or higher by Standard & Poor's ("S&P") (or if unrated, determined by Columbia Management to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or having no such rating, determined by Columbia Management to be of comparable quality), certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates.


                           HOW THE PORTFOLIO INVESTS
Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and Lenders represented in each case by one or more Agents of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently a commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the Loan Agreement that establishes the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of a Senior Loan.

In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Portfolio generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Portfolio will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower's performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent's services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The typical practice of an Agent in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.

It is anticipated that the proceeds of the Senior Loans in which the Portfolio will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities and certain other obligations of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk debt"), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets. Senior and junior subordinated debt is collectively referred to in this Prospectus as "junior debt securities." Senior Loans generally are secured by specific collateral, which may include guarantees from certain affiliates of the Borrower.

To the extent that the Portfolio invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Portfolio will not enjoy the benefits associated with collateralization with respect to such Senior Loans and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans. As discussed below, the Portfolio may also acquire warrants, equity securities and junior debt securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants, equity securities, and junior debt securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Portfolio's net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans. The Portfolio may acquire interests in warrants, other equity securities or junior debt securities through a negotiated restructuring of a Senior Loan or in a bankruptcy proceeding of the Borrower.

In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In certain instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower.


Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions related to excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such a covenant, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. Columbia Management will consider the terms of restrictive covenants in deciding whether to invest in Senior Loans for the Portfolio's investment portfolio. When the Portfolio holds a Participation in a Senior Loan, it may not have the right to vote to waive enforcement of a restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Portfolio and such Lenders will not consider the interests of the Portfolio in connection with their votes.



Senior Loans in which the Portfolio will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally are the prime or base lending rate ("Prime Rate") offered by one or more major United States banks or other standard lending rates used by commercial lenders, such as the London Interbank Offered Rate ("LIBOR") or the certificate of deposit ("CD") rate. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institution depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market. Senior Loans traditionally have been structured so that Borrowers pay higher premiums when they elect LIBOR, in order to permit

Lenders to obtain generally consistent yields on Senior Loans, regardless of whether Borrowers select the LIBOR option or the Prime Rate option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently outweigh the differential between the Prime Rate and the LIBOR rate. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks.

Primary Lender Transactions, Assignments and Participations. The Portfolio may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders.

The Portfolio may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Portfolio with respect to Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed below, the Portfolio has taken measures that it believes significantly reduce its exposure to risks associated with Participations, the Portfolio may be more susceptible than an investment company that does not invest in Participations in Senior Loans to any single economic, political or regulatory occurrence affecting these industries. Persons engaged in these industries may be more susceptible than are persons engaged in some other industries to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.


Participation by the Portfolio in a Lender's portion of a Senior Loan typically will result in the Portfolio having a contractual relationship only with such Lender, not with the Borrower. As a result, the Portfolio may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of payments from the Borrower. In connection with purchasing Participations, the Portfolio generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower, and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Portfolio may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Portfolio may be treated as a general creditor of the Lender, and may not benefit from any set-off between the Lender and the Borrower. In an effort to minimize such risks, the Portfolio will only acquire Participations if the Lender selling the Participation, and any other institution interpositioned between the Portfolio and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by Columbia Management to be of comparable quality and (ii) has entered into an agreement that provides for the holding of payments on the Senior Loan for the benefit of, or the prompt disbursement of payments to, the Portfolio. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation (i.e., it is neither highly protected nor poorly secured). The Portfolio ordinarily will purchase a Participation only if, at the time of the purchase, the Portfolio believes that the party from whom it is purchasing the Participation is retaining an interest in the underlying Senior Loan. In the event that the Portfolio does not so believe, it will only purchase a Participation if, in addition to the requirements set forth above, the party from whom the Portfolio is purchasing such Participation (i) is a bank, a member of a national securities exchange or other entity designated in the 1940 Act as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board of the Portfolio.

The Portfolio may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender.

When the Portfolio is a Primary Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may under contractual arrangements among the Lenders have rights with respect to any funds acquired by other Lenders through set-off. A Lender also has full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of a majority or some greater specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. When the Portfolio is a Primary Lender originating a Senior Loan it may share in a fee paid by the Borrower to the Primary Lenders. The Portfolio will never act as the Agent, originator, or principal negotiator or administrator of a Senior Loan.


The Portfolio will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to the Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or determined by Columbia Management to be of comparable quality.


Loan Agreements typically provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy. Should an Agent, Lender or any other interpositioned institution with respect to an Assignment interpositioned between the Portfolio and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of any such interpositioned institution and any loan payment held by any such interpositioned institution for the benefit of the Portfolio should not be included in the estate of such interpositioned institution. If, however, any such amount were included in such interpositioned institution's estate, the Portfolio would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Portfolio could experience a decrease in net asset value.

Portfolio Maturity. The Portfolio is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that the Portfolio's assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and ten years, inclusive, and with rates of interest that are redetermined either daily, monthly, quarterly, semiannually or annually. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Portfolio's net asset value as a result of changes in interest rates. The Senior Loans in the Portfolio's investment portfolio will at all times have a dollar- weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Portfolio from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Portfolio from its investments in Senior Loans should decrease. The amount of time required to pass before the Portfolio will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the investment portfolio. The Portfolio may utilize certain investment practices to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Portfolio will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Portfolio will not invest in Senior Loans that permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Portfolio's investment portfolio may occur. Accordingly, the actual remaining maturity of the Portfolio's investment portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Portfolio's investment portfolio.


Net Asset Value Fluctuation. When prevailing interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when prevailing interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value will vary, Columbia Management expects the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, Columbia Management expects the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's net asset value. In addition to changes in interest rates, various factors, including defaults by or changes in the credit quality of Borrowers, will also affect the Fund's net asset value. A default or serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund's net asset value.



Debt Restructuring. The Portfolio may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. Columbia Management's decision to purchase or retain such an interest will depend on its assessment of the suitability of such investment for the Portfolio, the Borrower's ability to meet debt service on Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, Columbia Management's evaluation of the potential value of such securities in relation to the price that could be obtained by the Portfolio at any given time upon sale thereof, the Portfolio may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Portfolio will not be treated as a Senior Loan and thus will not count toward the 80% of assets that normally will be invested in Senior Loans.



Borrower Credit Ratings. The Portfolio may invest in the lowest rated loans, but does not intend to invest more than 10% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's (and unrated Senior Loans considered by Columbia Management to be of comparable quality). The

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Portfolio may invest a substantial portion of its assets in Senior Loans to
Borrowers having outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization (or unrated but of comparable quality to such securities). Debt securities rated below investment grade (or unrated but of comparable quality) commonly are referred to as "junk debt." The Portfolio will invest only in those Senior Loans with respect to which the Borrower, in the judgment of Columbia Management, demonstrates one or more of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, Columbia Management will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons' determinations with respect to collateral securing a Senior Loan.


Fees. The Portfolio may be required to pay or may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to the Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Portfolio will receive these fees directly from the Borrower if the Portfolio is a Primary Lender, or, in the case of commitment fees and prepayment penalties, if the Portfolio acquires an interest in a Senior Loan by way of Assignment. Whether or not the Portfolio receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Portfolio and the Lender selling such interests. When the Portfolio is an assignee, it may be required to pay a fee, or forgo a portion of interest and any fees payable to it, to the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the Portfolio based on the portion of the principal amount of the Senior Loan that is being assigned. A Lender selling a Participation to the Portfolio may deduct a portion of the interest and any fees payable to the Portfolio as an administrative fee prior to payment thereof to the Portfolio. The Portfolio may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Portfolio a portion of any fees that the Portfolio would otherwise be entitled to.


Prepayments. Pursuant to the relevant Loan Agreement, a Borrower may be required in certain circumstances, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. In the event that like-yielding loans are not available in the marketplace, Columbia Management believes that the prepayment of and subsequent reinvestment by the Portfolio in Senior Loans could have a materially adverse impact on the yield on the Portfolio's investment portfolio. Prepayments may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.


Commitments to Make Additional Payments. A Lender may have certain obligations pursuant to a Loan Agreement, which may include the obligation to make additional loans in certain circumstances. Such circumstances may include, without limitation, obligations under revolving credit facilities and facilities that provide for further loans to Borrowers based upon compliance with specified financial requirements. The Portfolio currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans. The Portfolio will not purchase interests in Senior Loans that would require the Portfolio to make any such additional loans if the aggregate of such additional loan commitments would exceed 20% of the Portfolio's total assets or would cause the Portfolio to fail to meet the diversification requirements set forth under the heading "Investment Restrictions" in the Statement of Additional Information.

Bridge Financing. The Portfolio may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.


Other Securities. The Portfolio will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Portfolio generally will acquire interests in warrants, equity securities and junior debt securities only when Columbia Management believes that the relative value being given by the Portfolio in exchange for such interests is substantially outweighed by the potential value of such instruments. Investment in warrants, equity securities and junior debt securities entail certain risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Portfolio to minimize fluctuations in its net asset value. (See "Principal Risks.")



Defensive Investment Policy. If Columbia Management determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Portfolio may also lend its portfolio securities to other parties and may enter into repurchase and reverse repurchase agreements for securities, subject to certain restrictions. For further discussion of the Portfolio's investment objective and policies and its investment practices and the associated considerations, see "Other Investment Practices."


Fundamental Restrictions and Policies. Each of the Portfolio and the Fund has adopted certain fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the Statement of Additional Information. Among these fundamental restrictions, the Portfolio and the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's or the Portfolio's total assets (taken at market value at the time of purchase) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. There is no limitation with respect to obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the Statement of Additional Information, the Portfolio's and the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Board without obtaining the approval of shareholders.

                                PRINCIPAL RISKS
You should consider the following Principal Risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. The Fund and the Portfolio are both closed-end investment companies. The Fund is designed primarily for long-term investors and not as a trading vehicle.


Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Portfolio, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the net asset value of the Portfolio. The Portfolio generally will invest in collateralized Senior Loans only if Columbia Management believes the value of the collateral, which may include guarantees, exceeds the principal amount of the Senior Loan at the time of initial investment. However, there can be no assurance that the liquidation of any collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Moreover, as a practical matter, most Borrowers cannot satisfy their debts by selling their assets. Borrowers pay their debts from the cash flow they generate. This is particularly the case for Borrowers that are highly leveraged. Many of the Senior Loans purchased by the Portfolio will be to highly leveraged Borrowers. If the Borrower's cash flow is insufficient to pay its debts as they come due, the Borrower is far more likely to seek to restructure its debts than it is to sell off assets to pay its Senior Loans. Borrowers may try to restructure their debts either by seeking protection from creditors under Chapter 11 of the federal Bankruptcy Code or negotiating a work out. In the event of bankruptcy of a Borrower, the Portfolio could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. If a Borrower files for protection from creditors under Chapter 11 of the Bankruptcy Code, the Code will impose an automatic stay that prohibits the Agent from liquidating collateral. The Agent may ask the bankruptcy court to lift the stay. As a practical matter, the court is unlikely to lift the stay if it concludes that the Borrower has a chance to emerge from the reorganization proceedings and the collateral is likely to hold most of its value. If the Lenders have a good security interest, the Senior Loan will be treated as a separate class in the reorganization proceedings and will retain a priority interest in the collateral. Chapter 11 reorganization plans typically are the product of negotiation among the Borrower and the various creditor classes. Successful negotiations may require the Lenders to extend the time for repayment, change the interest rate or accept some consideration in the form of junior debt or equity securities. A work out outside of bankruptcy may produce similar concessions by senior lenders.


Some Senior Loans in which the Portfolio may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to current or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Portfolio, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral in certain circumstances.

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


Restrictions on Resale. Senior Loans, at present, generally are not readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active market may exist for many of the Senior Loans in which the Portfolio may invest. To the extent that a secondary market may exist for certain of the Senior Loans in which the Portfolio invests, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Portfolio has no limitation on the amount of its assets that may be invested in Senior Loans that are not readily marketable or are subject to restrictions on resale. Because a substantial portion of the Portfolio's assets may be invested in Senior Loan interests, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted, and the Portfolio and shareholders may suffer capital losses as a result. However, many of the Senior Loans in which the Portfolio expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in Columbia Management's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Portfolio's operations require cash, such as when the Fund makes a Repurchase Offer for its shares, and may result in borrowing to meet short-term cash requirements.



Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Portfolio normally will rely primarily on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Portfolio usually will rely on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Portfolio of any adverse change in the Borrower's financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Portfolio will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. Columbia Management will also monitor these aspects of the Portfolio's investments and, where the Portfolio is a Primary Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.


Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of the Portfolio and its ability to meet its investment objective is more dependent on the analytical ability of Columbia Management than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.


Below Investment Grade Securities. Securities rated below investment grade are commonly referred to as high-yield, high risk debt or "junk debt." They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. The prices of high-yield securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the prices of high-yield securities.

The secondary market in which high-yield securities are traded is generally less liquid than the market for higher-grade debt. Less liquidity in the secondary trading market could adversely affect the price at which the Portfolio could sell a high-yield Senior Loan, and could adversely affect the net asset value of the Fund's shares. At times of less liquidity, it may be more difficult to value high-yield Senior Loans because this valuation may require more research, and elements of judgment may play a greater role in the valuation since there is less reliable, objective data available.

Investments in high-yield Senior Loans may result in greater net asset value fluctuation than if the Portfolio did not make such investments.


There is no limit on the percentage of assets that may be invested in Senior Loans and other securities that are rated below investment grade or that are unrated but of comparable quality, although the Fund does not intend to invest more than 10% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's (and unrated Senior Loans considered by Columbia Management to be of comparable quality).


Investments in Non-U.S. Issuers. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than are U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, and the potential for political, social and economic adversities.

Investments in Equity Securities. To the extent the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates, or changing investor sentiment. The stock market can be volatile and stock prices can change substantially. The equity securities of smaller companies are more sensitive to these changes than those of larger companies. This market risk will affect the Fund's net asset value, which will fluctuate as the value of the securities held by the Portfolio changes. Not all stock prices change uniformly or at the same time and not all stock markets move in the same direction at the same time. Other factors affect a particular stock's prices, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.

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

Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge.

Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. Insurance companies can be subject to severe price competition. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into the securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have been repealed.

Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the distributions on the Fund's shares.


Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for certain Borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell Senior Loan interests in a manner that results in a price that, in the opinion of Columbia Management, is not indicative of fair value. Were the Portfolio to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to the Senior Loan interest, the price at which the Portfolio could consummate such a sale might be adversely affected.


Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at net asset value. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who offer for repurchase shares held for less than five years and one year, respectively, will pay an EWC. (See "How to Buy Shares.") Under limited circumstances, the Fund may suspend or postpone a quarterly repurchase offer--the Fund must meet certain regulatory requirements to do so. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at discounts from their net asset values and, in the unlikely event that a secondary market for the shares were to develop, the shares likewise may trade at a discount from net asset value.

Non-Diversification. The Portfolio has registered as a "non-diversified" investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. (See "Investment Restrictions" in the Statement of Additional Information.) The Portfolio does not intend, however, to invest more than 5% of the value of its assets in interests in Senior Loans of a single Borrower, and the Portfolio intends to limit its investments so as to comply with the diversification requirements imposed by the Internal Revenue Code for qualification as a "regulated investment company." To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Portfolio will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

Other Practices. The Portfolio may use various investment practices that involve special considerations, including engaging in interest rate and other hedging transactions, lending its portfolio securities, entering into when-issued and delayed-delivery transactions and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."


Affiliation Risk. Due to Columbia Management's affiliation with Fleet National Bank ("Fleet"), the Fund may be unable to purchase certain loans in which Fleet participates, because of regulatory restrictions. This limitation may prevent the Fund from investing in loans it might otherwise purchase, and could adversely affect the Fund's return. As a result of this restriction, the Fund may also invest a larger portion of its assets than it otherwise would in the secondary loan market, rather than in newly-issued loans. Under certain market conditions, loans purchased in the secondary market may generally be less attractive investments than newly-issued loans.



On October 27, 2003, Bank of America Corporation and FleetBoston Financial Corporation, the parent company of Fleet, announced a definitive agreement to merge. Currently, Bank of America and its affiliates are significantly more active than Fleet in the loan marketplace. If and when that merger is consummated, the restrictions and associated risks described above will apply to loans in which Bank of America or its affiliates participate, either as Agents, underwriters or buyers or sellers in the secondary market, and the number of loans available to the Fund for investment consequently may be further limited.


                          OTHER INVESTMENT PRACTICES

Columbia Management may use some or all of the following investment practices when, in its opinion, their use is appropriate. These investment practices involve certain special risk considerations. Although Columbia Management believes that these investment practices may further the investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.


Structured Notes. The Portfolio may invest up to 5% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced loan could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Portfolio's policy of normally investing at least 80% of its assets in Senior Loans.

Borrowing. The Portfolio is authorized to borrow money for the purpose of obtaining short-term liquidity in connection with Repurchase Offers for Fund shares and for temporary, extraordinary or emergency purposes. The Portfolio may enter into an agreement with a financial institution providing for an unsecured discretionary credit facility, the proceeds of which may be used to finance, in part, repurchases. (See "Periodic Repurchase Offers.") Under the requirements of the 1940 Act, the Portfolio, immediately after any such borrowings, must have an asset coverage of at least 300%. Asset coverage is the ratio which the value of the total assets of the Portfolio, less all liabilities and indebtedness not represented by senior securities (as that term is defined in the 1940 Act), bears to the aggregate amount of any such borrowings by the Portfolio. The rights of any lenders to the Portfolio to receive payments of interest on and repayments of principal of borrowings will be senior to those of shareholders, and the terms of any borrowings may contain provisions which limit certain activities of the Portfolio, including the payment of dividends to shareholders in certain circumstances. Further, the terms of any such borrowings may, and the provisions of the 1940 Act do (in certain circumstances), grant lenders certain voting rights in the event of default in the payment of interest or repayment of principal. In the event that such provisions would impair the Portfolio's status as a regulated investment company, the Portfolio, subject to its ability to liquidate its relatively illiquid investments, intends to repay the borrowings. Interest payments and fees incurred in connection with any borrowings will reduce the amount of net income available for payment to shareholders.

Interest Rate Swaps and Other Hedging Transactions. The Portfolio may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Portfolio expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate Senior Loans the Portfolio owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the investment portfolio. In addition, the Portfolio may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Portfolio would employ any hedging and risk management techniques. The Portfolio will not engage in any of these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Portfolio. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of Senior Loans. The Portfolio will incur brokerage and other costs in connection with its hedging transactions.

The Portfolio may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Portfolio will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Portfolio with another party of their respective obligations to pay or receive interest; (e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Portfolio may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Portfolio could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Portfolio would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Portfolio will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Portfolio.


In circumstances in which Columbia Management anticipates that interest rates will decline, the Portfolio might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Portfolio would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Portfolio purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Portfolio's counterparty would pay the Portfolio amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Portfolio would receive with respect to floating rate portfolio assets being hedged.



The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on Columbia Management's ability to predict correctly the direction and extent of movements in interest rates. Although Columbia Management believes that use of the hedging and risk management techniques described above will benefit the Portfolio, if Columbia Management's judgment about the direction or extent of the movement in interest rates is incorrect, the Portfolio's overall performance would be worse than if it had not entered into any such transaction. For example, if the Portfolio had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Portfolio would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.



Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, Columbia Management and the Portfolio believe such obligations do not constitute senior securities. The Portfolio will usually enter into interest rate swaps on a net basis (i.e., where the two parties make net payments with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained. If the Portfolio enters into a swap on other than a net basis, the Portfolio will maintain the full amount of its obligations under each such swap. Accordingly, the Portfolio does not treat swaps as senior securities. The Portfolio may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined to be creditworthy by Columbia Management, pursuant to procedures adopted and reviewed on an ongoing basis by the Fund's Board of Trustees. If a default occurs by the other party to such transactions, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Portfolio's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Portfolio will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms Columbia Management believes are advantageous to the Portfolio. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Portfolio will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.


New financial products continue to be developed and the Portfolio may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

"When-issued" and "Delayed-delivery" Transactions. The Portfolio may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Portfolio on such Senior Loans in connection with such purchase transactions prior to the date the Portfolio actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the Portfolio is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Portfolio will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Portfolio may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Portfolio engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Portfolio's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.

Repurchase Agreements. The Portfolio may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed-upon price on an agreed-upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. When participating in repurchase agreements, the Portfolio buys securities from a seller (e.g., a bank or brokerage firm) with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Portfolio to earn a return on available liquid assets at minimal market risk, although the Portfolio may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the

1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Portfolio to the counterparty. In evaluating whether to enter into a repurchase agreement, Columbia Management will consider carefully the creditworthiness of the counterparty. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Portfolio is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and Columbia Management will monitor the value of the collateral. No specific limitation exists as to the percentage of the Portfolio's assets that may be used to participate in repurchase agreements.


Reverse Repurchase Agreements. The Portfolio may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Portfolio. A reverse repurchase agreement is an instrument under which the Portfolio may sell an underlying debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Portfolio at an agreed-upon price on an agreed-upon date. The Portfolio will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Portfolio receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Portfolio under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Portfolio's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Portfolio's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Portfolio under a reverse repurchase agreement could decline below the price at which the Portfolio is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Portfolio and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under "Investment Restrictions." The Portfolio will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

                        DISTRIBUTIONS AND INCOME TAXES
Distributions. Income dividends are declared each business day, paid monthly, and confirmed at least quarterly. Capital gains, if any, are distributed at least annually, usually in December. Shares accrue dividends as long as they are issued and outstanding (i.e., from the date net asset value is determined for the purchase order to the Redemption Pricing Date of the Repurchase Offer in which the shares are accepted for repurchase by the Fund).

Dividend payments are not guaranteed and may vary with each payment. The Fund does not pay "interest" or guarantee any fixed rate of return.

If you do not indicate on your application your preferences for handling distributions, the Fund will automatically reinvest all distributions in additional shares of the Fund. You can choose one of the following options for distributions when you open your account: (1) reinvest all distributions in additional shares of the Fund; (2) reinvest all distributions in shares of another fund; (3) receive dividends in cash and reinvest capital gains; or (4) receive all distributions in cash. Distributions of $10 or less will automatically be reinvested in additional shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares.

The Fund is authorized to borrow money subject to certain restrictions. (See "Other Investment Practices.") Under the 1940 Act, the Fund may not declare any dividend or other distribution on its shares unless the Fund has, at the time of declaration, asset coverage of at least 300% of its aggregate indebtedness, after deducting the amount of the distribution. This limitation may impair the Fund's ability to maintain its qualification for taxation as a regulated investment company.

Income Taxes. The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Internal Revenue Code (the "Code") and thereby be relieved of federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the requirements imposed by the Code. For a detailed discussion of tax issues pertaining to the Fund, see "Additional Income Tax Considerations" in the Statement of Additional Information.


Your distributions will be taxable to you, under income tax law, whether received in cash or reinvested in additional shares. For federal income tax purposes, any distribution that is paid in January but was declared in October, November or December of the prior calendar year is deemed paid on December 31 in the prior calendar year.



You will be subject to federal income tax at ordinary rates on income dividends and distributions of net short-term capital gains, unless such dividends are "qualified dividend income" (as defined in the Internal Revenue Code) eligible for a reduced rate of tax. Distributions of net long-term capital gains will be taxable to you as long-term capital gains regardless of the length of time you have held your shares.


You will be advised annually as to the source of distributions for tax purposes. If you are not subject to tax on your income, you will not be required to pay tax on these amounts.


A shareholder who, pursuant to a Repurchase Offer, offers all of his or her shares for repurchase (and is not considered to own any other shares pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If shares are sold at a loss after being held for six months or less, the loss will be treated as long-term--instead of short-term--capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other shares of the Fund within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.


Different tax consequences may apply to shareholders whose shares are repurchased (other than shareholders who do offer all of their shares for repurchase described in the previous paragraph) and to shareholders who do not offer their shares for repurchase in connection with the Repurchase Offer. For example, if a shareholder offers for repurchase fewer than all his shares, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares repurchased, the Fund's earnings and profits, and the shareholder's basis in the repurchased shares. Moreover, when fewer than all shares owned by a shareholder are repurchased pursuant to a Repurchase Offer, there is a remote possibility that shareholders whose shares are not repurchased may be considered to have received a deemed distribution that is taxable to them in whole or in part. You may wish to consult your tax advisor prior to offering your shares for repurchase.

Backup Withholding. The Fund may be required to withhold federal income tax ("backup withholding") from certain payments to a shareholder--generally distribution payments and redemption proceeds. Backup withholding may be required if:
..  the shareholder fails to furnish its properly certified Social Security or other tax identification number;
.. the shareholder fails to certify that its tax identification number is correct or that it is not subject to backup withholding due to the underreporting of certain income;
.. the Internal Revenue Service ("IRS") informs the Fund that the shareholder's tax identification number is incorrect.

These certifications are contained in the application that you should complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. You may, however, claim the amount withheld as a credit on your federal income tax return.

The federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisors regarding the specific federal and state tax consequences of purchasing, holding and disposing of shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.

                            MANAGEMENT OF THE FUND

Board of Trustees and Investment Advisor. The Board of Trustees of the Fund has overall management responsibility for the Fund; the Board of Managers of the Portfolio has overall management responsibility for the Portfolio. See "Management" in the Statement of Additional Information for the names of and other information about the trustees, managers and officers of the Fund. Since the Fund and the Portfolio have the same Board members, they have adopted conflict of interest procedures to monitor and address potential conflicts between the interests of the Fund and the Portfolio.





Columbia Management Advisors, Inc. ("Columbia Management"), located at 100 Federal Street, Boston, Massachusetts 02110, is the Fund's investment advisor. Columbia Management is responsible for managing the investment portfolio of the Portfolio and the Fund's management, subject to oversight by their respective Board of Trustees. In its duties as investment advisor, Columbia Management runs the Fund's day-to-day business, including placing all orders for the purchase and sale of the Portfolio's securities. Columbia Management is a direct wholly owned subsidiary of Columbia Management Group, Inc. ("Columbia"), which is an indirect wholly owned subsidiary of FleetBoston Financial Corporation. Columbia Management, a registered investment advisor, has been an investment advisor since 1969.





On April 1, 2003, several advisory subsidiaries of Columbia, including Stein Roe & Farnham Incorporated ("Stein Roe"), merged into Columbia Management (which previously had been known as Columbia Management Company). Before April 1, 2003, Stein Roe was the investment advisor to the Fund. As a result of the merger, Columbia Management is now the investment advisor to the Fund.

Fees and Expenses. Columbia Management provides administrative services to the Fund and Portfolio and portfolio management services to the Portfolio. Columbia Management is entitled to receive a monthly fee from the Fund, computed and accrued daily, based on an annual rate of 0.20% of average net assets and a monthly management fee from the Portfolio computed and accrued daily, based on an annual rate of 0.45% of average net assets of the Portfolio for the first
$1 billion, 0.40% of average net assets of the Portfolio for the next $1 billion and 0.35% of average net assets of the Portfolio for over $2 billion. However, Columbia Management may waive a portion of its fees.



Columbia Management provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by Columbia Management, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.



Portfolio Managers. Brian W. Good and James R. Fellows, senior vice presidents of Columbia Management, are primarily responsible for the day-to-day management of the Fund. Mr. Fellows and Mr. Good have been employed by Columbia Management or its predecessor since April 1998.



Transfer Agent. Columbia Funds Services, Inc. ("Transfer Agent"), P.O. Box 8081, Boston, Massachusetts 02266-8081, an indirect wholly owned subsidiary of FleetBoston Financial Corporation, is the agent of the Fund for the transfer of shares, disbursement of dividends, and maintenance of shareholder accounting records.



Distributor. Fund shares are offered for sale through Columbia Funds Distributor, Inc. ("Distributor"), One Financial Center, Boston, MA 02111-2621. The Distributor is a subsidiary of Columbia Management Advisors, Inc., an indirect wholly owned subsidiary of FleetBoston Financial Corporation.



Custodian. State Street Corporation ("Custodian"), 2 Avenue De Lafayette, Boston, MA 02111-2900, is the Custodian of the Fund. The Custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold.


                               HOW TO BUY SHARES

Your financial advisor can help you establish an appropriate investment portfolio, buy shares, and monitor your investments. When the Fund receives your purchase request in "good form," your shares will be bought at the next calculated net asset value. "Good form" means that you placed your order with your financial advisor or your payment has been received and your application is complete, including all necessary signatures. The USA Patriot Act may require us to obtain certain personal information from you which we will use to verify your identity. If you do not provide the information, we may not be able to open your account. If we are unable to verify your customer information, we reserve the right to close your account or take such other steps as we deem reasonable.

Outlined below are the various options for buying shares:



  Method             Instructions
  Through your       Your financial advisor can help you establish your
  financial advisor  account and buy Fund shares on your behalf. To receive the current trading day's price, your financial advisor
                     must receive your request prior to the close of regular
                     trading on the NYSE, usually 4:00 p.m. Eastern time.
                     Your financial advisor may charge you fees for
                     executing the purchase for you.
  ---------------------------------------------------------------------------
  By check           For new accounts, send a completed application and
  (new account)      check made payable to the Fund to the transfer agent,
                     Columbia Funds Services, Inc., P.O. Box 8081, Boston,
                     MA 02266-8081.
  ---------------------------------------------------------------------------
  By check           For existing accounts, fill out and return the
  (existing account) additional investment stub included in your account statement, or send a letter of instruction including
                     your Fund name and account number with a check made
                     payable to the Fund to Columbia Funds Services, Inc.,
                     P.O. Box 8081, Boston, MA 02266-8081.
  ---------------------------------------------------------------------------
  By exchange        You or your financial advisor may acquire shares of the
                     Fund for your account by exchanging shares you own in a
                     different fund distributed by Columbia Funds
                     Distributor, Inc. for shares of the same class of the
                     Fund at no additional cost. There may be an additional
                     charge if exchanging from a money market fund. To
                     exchange by telephone, call 1-800-422-3737.
  ---------------------------------------------------------------------------
  By wire            You may purchase shares of the Fund by wiring money
                     from your bank account to your Fund account. To wire
                     funds to your Fund account, call 1-800-422-3737 for
                     wiring instructions.
  ---------------------------------------------------------------------------
  By electronic      You may purchase shares of the Fund by electronically
  funds transfer     transferring money from your bank account to your Fund
                     account by calling 1-800-422-3737. An electronic funds
                     transfer may take up to two business days to settle and
                     be considered in "good form." You must set up this
                     feature prior to your telephone request. Be sure to
                     complete the appropriate section of the application.
  ---------------------------------------------------------------------------
  Automatic          You may make monthly or quarterly investments
  investment plan    automatically from your bank account to your Fund
                     account. You may select a pre-authorized amount to be
                     sent via electronic funds transfer. Be sure to complete
                     the appropriate section of the application for this
                     feature.
  ---------------------------------------------------------------------------
  Automated dollar   You may purchase shares of the Fund for your account by
  cost averaging     exchanging $100 or more each month from another fund
                     for shares of the same class of the Fund at no
                     additional cost. You must have a current balance of at
                     least $5,000 in the fund the money is coming from.
                     Exchanges will continue so long as your fund balance is
                     sufficient to complete the transfers. You may terminate
                     your program or change the amount of the exchange
                     (subject to the $100 minimum) by calling
                     1-800-345-6611. Be sure to complete the appropriate
                     section of the account application for this feature.
  ---------------------------------------------------------------------------
  By dividend        You may automatically invest dividends distributed by
  diversification    another fund into the same class of shares of the Fund
                     at no additional sales charge. To invest your dividends in the Fund, call 1-800-345-6611.


Investment Minimums

                        Initial Investment....... $2,500
                        Subsequent Investments...    $50
                        Automatic Investment Plan    $50
                        Retirement Plans.........    $25

The Fund reserves the right to change these investment minimums. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interest of the Fund and its shareholders.

                            MULTIPLE SHARE CLASSES

Choosing a Share Class. The Fund offers three classes of shares in this Prospectus--Class A, B and C. Each share class has its own sales charge and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Purchases of $1 million or more can be made only in Class A shares. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you. The Fund also offers an additional class of shares, Class Z shares, exclusively to certain institutional and other investors. Class Z shares are made available through a separate prospectus provided to eligible institutional and other investors.


Sales Charges. You may be subject to an initial sales charge when you purchase or an early withdrawal charge ("EWC") when you offer your shares for repurchase. These sales charges are described below. In certain circumstances, the sales charge may be waived, as described below and in the Statement of Additional Information.



Class A Shares. Your purchases of Class A shares are made at the public offering price for these shares. This price includes a sales charge that is based on the amount of your initial investment when you open your account. The sales charge you pay on an additional investment is based on the total amount of your purchase and the current value of your account. Shares you purchase with reinvested dividends or other distributions are not subject to a sales charge. A portion of the sales charge is paid as a commission to your financial advisor on the sale of Class A shares. The amount of the sales charge differs depending on the amount you invest as shown in the table below.



                                      As a % of             % of offering
                                      the public As a % of  price retained
                                       offering     your     by financial
     Amount Invested                    price    investment    advisor
     Less than $100,000                  3.50       3.63         3.25
     $100,000 to less than $500,000      2.25       2.30         2.00
     $500,000 to less than $1,000,000    1.25       1.27         1.00
     $1,000,000 or more*                 0.00       0.00         0.00

--------

* Class A shares bought without an initial sales charge in accounts aggregating $1 million to $25 million at the time of purchase are subject to a 1.00% EWC if the shares are sold within 18 months of the time of purchase. Subsequent Class A purchases that bring your account value above $1 million (but less than $25 million) are subject to an EWC if redeemed within 18 months of the date of purchase. The 18-month period begins on the first day of the month in which the purchase was made. The EWC does not apply to retirement plans purchased through a fee-based program.



Class A Shares. For Class A share purchases of $1 million or more, financial advisors receive a cumulative commission from the Distributor as follows:



                Amount purchased                    Commission %
                Less than $3 million                    1.00
                $3 million to less than $5 million      0.80
                $5 million to less than $25 million     0.50
                $25 million or more                     0.25*

--------
* Paid over 12 months but only to the extent the shares remain outstanding.

For Class A share purchases by participants in certain group retirement plans offered through a fee-based program, financial advisors receive a 1.00% commission from the Distributor on all purchases of less than $3 million.


Reduced Sales Charges for Larger Investments. You may pay a lower sales charge when purchasing Class A shares through Rights of Accumulation. If the combined value of the Fund accounts in all classes maintained by you, your spouse or your minor children, together with the value of your current purchase, reaches a sales charge discount level (according to the above chart), your current purchase will receive the lower sales charge; provided that you have notified your financial advisor in writing of the identity of such other accounts and your relationship to the other account holders. You may also pay a lower sales charge when purchasing Class A shares by signing a Statement of Intent within 90 days of your purchase. By doing so, you would be able to pay the lower sales charge on all purchases by agreeing to invest a total of at least $100,000 within

13 months. If your Statement of Intent purchases are not completed within 13 months, you will be charged the applicable sales charge on the amount you had invested to that date. In addition, certain investors may purchase shares at a reduced sales charge or net asset value, which is the value of a fund share excluding any sales charges. See the Statement of Additional Information for a description of these situations. Upon request, a Statement of Intent may be backdated to reflect purchases within 90 days.



Class B Shares. Your purchases of Class B shares are at Class B's net asset value. Class B shares have no front-end sales charge, but they do carry an EWC that is imposed only on shares sold prior to the elimination of the EWC as shown in the chart below. The EWC generally declines each year and eventually disappears over time. Class B shares automatically convert to Class A shares after eight years. The Distributor pays your financial advisor an up-front commission of 3.25% on sales of Class B shares.


                                               % deducted when
                 Holding period after purchase shares are sold
                    Through first year              3.25
                    Through second year             3.00
                    Through third year              2.00
                    Through fourth year             1.50
                    Through fifth year              1.00
                    Longer than five years          0.00


Class C Shares. Your purchases of Class C shares are at Class C's net asset value. Although Class C shares have no front-end sales charge, they carry an EWC of 1.00% that is applied to shares sold within the first year after they are purchased. After holding shares for one year, you may sell them at any time without paying an EWC. The Distributor pays your financial advisor an up-front commission of 1.00% on sales of Class C shares.



Distribution and Service Fees. In addition to an EWC, each class of shares is authorized under a distribution plan ("Plan") to use the assets attributable to a class to finance certain activities relating to the distribution of shares to investors. These include marketing and other activities to support the distribution of the Class A, B, and C shares and the services provided to you by your financial advisor. The Plan was approved and reviewed in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act to permit it to have a multi-class structure, EWCs, and distribution and service fees.



Under the Plan, distribution and service fees paid by the Fund to the Distributor may equal up to an annual rate of 0.35% of average daily net assets attributable to Class A shares, 0.70% of average daily net assets attributable to Class B shares, and 0.85% of average daily net assets attributable to Class C shares, respectively. The Distributor may pay all or a portion of these fees to broker-dealers or financial advisors whose clients own shares of the Fund. Since the distribution and service fees are payable regardless of the Distributor's expenses, the Distributor may realize a profit from the fees. The Plan authorizes any other payments by the Fund to the Distributor and its affiliates to the extent that such payments might be construed to be indirect financing of the distribution of Fund shares.


The trustees believe that the Plan could be a significant factor in the growth and retention of Fund assets resulting in a more advantageous expense ratio and increased investment flexibility which could benefit each class of Fund shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the trustees, including the trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan ("Independent Trustees"), cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by a vote of a majority of the outstanding voting securities of the relevant class of shares and all material amendments of the Plan must be approved by the trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the Plan will only be effective if the selection and nomination of the Independent Trustees is effected by such Independent Trustees.


Early Withdrawal Charges ("EWCs"). Certain investments in Class A, B and C shares are subject to an EWC. You will pay the EWC only on shares you offer for repurchase within a certain amount of time after purchase. The EWC generally declines each year until there is no charge for shares repurchased. The EWC is applied to the net asset value at the time of purchase or repurchase, whichever is lower. For purposes of calculating the EWC, the start of the holding period is the first day of the month in which the purchase was made. Shares you purchase with reinvested dividends or other distributions are not subject to an EWC. When shares are repurchased, the Fund will automatically repurchase those shares not subject to an EWC and then those you have held the longest. This policy helps reduce and possibly eliminate the potential impact of the EWC. In certain circumstances, EWCs may be waived, as described in the Statement of Additional Information.



Conversion Feature. Class B shares will automatically convert to Class A shares after eight years and after that date, Class B shares will no longer be subject to the distribution fees applicable to Class B shares. Conversion will be on the basis of the relative net asset values per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from asset-based distribution expenses applicable to such shares at such time as the Class B shares have been outstanding for a duration sufficient for the Distributor to have been substantially compensated for distribution-related expenses incurred in connection with those shares.



How to Exchange Shares. Shareholders of the Fund whose shares are repurchased during a Repurchase Offer may exchange those shares for shares of the same share class (and in some cases, certain other classes) of another fund distributed by the Distributor at net asset value. Fund shareholders will not be able to participate in this exchange privilege at any time other than in connection with a Repurchase Offer. If your shares are subject to an EWC, you will not be charged an EWC upon the exchange. However, when you sell the shares acquired through the exchange, the shares sold may be subject to a CDSC (a CDSC is the deferred sales charge applicable to the open-end Columbia Funds) or EWC, depending upon when you originally purchased the shares you are exchanging. For purposes of computing the CDSC or EWC, the length of time you have owned your shares will be computed from the date of your original purchase and the applicable CDSC or EWC will be the CDSC or EWC of the original fund.



Unless your account is part of a tax-deferred retirement plan, an exchange is a taxable event, and you may realize a gain or loss for tax purposes. The Fund may terminate your exchange privilege if Columbia Management determines that your exchange activity is likely to adversely impact its ability to manage the Portfolio. To exchange by telephone, call 1-800-422-3737. Please have your account and taxpayer identification number available when calling.

                          PERIODIC REPURCHASE OFFERS
The Board has adopted share repurchase policies as fundamental policies. Those policies, which may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities, provide that each calendar quarter, the Fund intends to make a Repurchase Offer to repurchase a portion of the outstanding shares from shareholders who request repurchases. The price of the repurchases of shares normally will be the net asset value per share determined as of the close of business (4 p.m., Eastern time) on the date the Repurchase Offer ends or within a maximum of 14 days after the Repurchase Offer ends as described below.

Repurchase Procedure. At the beginning of each Repurchase Offer, shareholders will be notified in writing about the Repurchase Offer, how they may request that the Fund repurchase their shares and the deadline for shareholders to provide their repurchase requests to the Distributor (the "Repurchase Request Deadline"), which is the date the Repurchase Offer ends. The time between the notification of the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on the 15th day in each of the months of March, June, September and December, or, if the 15th day is not a business day, the next business day. The repurchase price of the shares will be the net asset value as of the close of regular trading on the NYSE on the date on which the repurchase price of shares will be determined (the "Repurchase Pricing Date"). It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.

The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and other pertinent laws. Shares offered for repurchase by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders in cash within seven days after each Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline."

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of Senior Loans and a higher expense ratio and may limit the ability of the Fund to participate in new investment opportunities. The Fund may borrow to meet repurchase obligations, which entails certain risks and costs (see "Borrowing"). The Fund may also sell Senior Loans to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Senior Loans and reduce the Fund's value.

Repurchase Amounts. The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. However, the Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders offer for repurchase more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares of up to 2% of the shares outstanding on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if the Fund determines to repurchase the additional 2% of the shares outstanding, but Fund shareholders offer shares for repurchase in excess of that amount, the Fund will repurchase the shares on a pro rata basis. The Fund may, however, accept all shares offered for repurchase by shareholders who own less than 100 shares and who offer all their shares, before accepting on a pro rata basis shares offered by other shareholders. In the event there is an oversubscription of a Repurchase Offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund at net asset value during the Repurchase Offer.

Notices to Shareholders. Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to offer their shares for repurchase. The notice will also include detailed instructions on how to offer shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline. The notice will describe the risk of fluctuation in the net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date under certain circumstances (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe (i) the procedures for shareholders to offer their shares for repurchase, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their offers of shares for repurchase until the Repurchase Request Deadline. The notice will set forth the net asset value of the shares to be repurchased no more than seven days before the date of notification, and how shareholders may ascertain the net asset value after the notification date.

Repurchase Price. The current net asset value of the shares is computed daily. The Fund's Board of Trustees has determined that the time at which the net asset value will be computed will be as of the close of regular trading on the NYSE. You may call 1-800-345-6611 to learn the net asset value per share. The notice of the Repurchase Offer will also provide information concerning the net asset value per share, such as the net asset value as of a recent date or a sampling of recent net asset values, and a toll-free number for information regarding the Repurchase Offer.

Suspension or Postponement of Repurchase Offer. The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or
(d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements. The Fund and the Portfolio must maintain liquid assets equal to their Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund and the Portfolio will ensure that a percentage of their respective net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund or the

Portfolio, as applicable, has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or
(b) that mature by the Repurchase Payment Deadline.

The Board of the Portfolio has adopted procedures that are reasonably designed to ensure that the assets are sufficiently liquid so that the Fund and the Portfolio can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund or the Portfolio falls out of compliance with these liquidity requirements, their respective Boards will take whatever action they deem appropriate to ensure compliance.



                                NET ASSET VALUE
The purchase or redemption price of Fund shares is generally the net asset value per share except for Class A share purchases at the public offering price. The Fund determines the net asset value of each class of its shares as of the close of regular trading on the NYSE (currently 4 p.m., Eastern time) by dividing the difference between the values of each class's assets less its liabilities by the number of that class's shares outstanding. Net asset value will not be determined on days when the NYSE is closed unless, in the judgment of the Fund's Board of Trustees, the net asset value should be determined on any such day, in which case the determination will be made at 4 p.m., Eastern time.


The Senior Loans in which the Portfolio invests generally are not listed on any securities exchange. Certain Senior Loans are traded by institutional investors in an over-the-counter secondary market for Senior Loan obligations that has developed over the past several years. This secondary market for those Senior Loans generally is comparatively illiquid relative to markets for other fixed income securities and no active trading market exists for many Senior Loans. In determining net asset value, the Fund utilizes the valuations of Senior Loans furnished to Columbia Management by an independent third-party pricing service. The pricing service provider has no obligation to provide a valuation for a Senior Loan if it believes that it cannot determine such a valuation. There can be no assurance that the pricing service provider will continue to provide these services or will provide a value for each Senior Loan held by the Portfolio. However, Columbia Management believes that if the pricing service provider declines to continue to act as such for the Portfolio, or does not provide values for a significant portion of the Senior Loans held by the Portfolio, one or more alternative independent third-party pricing service providers will be available to provide comparable services on similar terms.



A pricing service provider typically values Senior Loans at the mean of the highest bona fide bid and lowest bona fide ask prices when current quotations are readily available. If Columbia Management believes that a value provided by a pricing service provider does not represent a fair value as a result of information, specific to that Senior Loan or Borrower or its affiliates, of which Columbia Management believes that the pricing agent may not be aware, Columbia Management may in its discretion value the Senior Loan at a fair value subject to procedures approved by the Board and reviewed on a periodic basis, and the Fund will utilize that price instead of the price as determined by the pricing service provider. In addition to such information, Columbia Management will consider, among other factors, (i) the creditworthiness of the Borrower and (ii) the current interest rate, the period until next interest rate reset and maturity of such Senior Loan interests in determining a fair value of a Senior Loan. If the pricing service does not provide a value for a Senior Loan or if no pricing service provider is then acting, a value will be determined by Columbia Management in the manner described above.

It is expected that the Fund's net asset value will fluctuate as a function of interest rate and credit factors. Although the Fund's net asset value will vary, Columbia Management expects the Fund's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, Columbia Management expects the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes.



Other long-term debt securities for which market quotations are not readily available are valued at fair value based on valuations provided by pricing services approved by the Fund's Board of Trustees, which may employ electronic data processing techniques, including a matrix system, to determine valuations. The value of interest rate swaps, caps, and floors will be determined in accordance with a formula and then confirmed periodically by obtaining quotations. Short-term debt securities with remaining maturities of 60 days or less are valued at their amortized cost, which does not take into account unrealized gains or losses. The Board believes that the amortized cost represents a fair value for such securities. Short-term debt securities with remaining maturities of more than 60 days for which market quotations are not readily available are valued by use of a matrix prepared by Columbia Management based on quotations for comparable securities. Other assets and securities held by the Fund for which these valuation methods do not produce a fair value are valued by a method that the Board believes will determine a fair value.


                            PERFORMANCE INFORMATION
The Fund seeks to provide an effective yield that is higher than other short-term instrument alternatives. From time to time, the Fund may include its current and/or effective yield based on various specific time periods. Yields will fluctuate from time to time and are not necessarily representative of future results.

The current yield is calculated by annualizing the most recent monthly distribution (i.e., multiplying the distribution amount by 365/31 for a 31 day month) and dividing the product by the current maximum offering price. The effective yield is calculated by dividing the current yield by 365/31 and adding 1. The resulting quotient is then taken to the 365/31st power and reduced by 1. The result is the effective yield. The Fund will calculate its standardized 30-day yield in accordance with the SEC's formula, which is described in the section "Investment Performance" in the Statement of Additional Information.

On occasion, the Fund may compare its yield to: (a) LIBOR, quoted daily in The Wall Street Journal; (b) the CD Rate as quoted daily in The Wall Street Journal as the average of top rates paid by major New York banks on primary new issues of negotiable CDs, usually on amounts of $1 million or more; (c) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks; (d) one or more averages compiled by Donoghue's Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds; (e) the average yield reported by the Bank Rate Monitor National Index(TM) for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas; (f) yield data published by Lipper, Inc.; (g) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding; or (h) the yield on an index of loan funds comprised of all continually offered closed-end bank loan funds, as categorized by Lipper (the "loan fund index"). In addition, the Fund may compare the Prime Rate, the Donoghue's averages and the other yield data described above to each other. Yield comparisons should not be considered indicative of the Fund's yield or relative performance for any future period.

From time to time advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund. Any such information may include a distribution rate and an average compounded distribution rate of the Fund for specified periods of time. Such information may also include performance rankings and similar information from independent organizations such as Lipper, Inc., Business Week, Forbes or other industry publications. The Fund will calculate its standard 30-day yield in accordance with the SEC's formula, which is described in the section "Investment Performance" in the Statement of Additional Information.

The Fund's distribution rate generally is determined on a monthly basis with respect to the immediately preceding monthly distribution period. The distribution rate is computed by first annualizing the Fund's distributions per share during such a monthly distribution period and dividing the annualized distribution by the Fund's maximum offering price per share on the last day of such period. The Fund calculates the compounded distribution rate by adding one to the monthly distribution rate, raising the sum to the power of 12 and subtracting one from the product. In circumstances in which the Fund believes that, as a result of decreases in market rates of interest, its expected monthly distributions may be less than the distributions with respect to the immediately preceding monthly distribution period, the Fund reserves the right to calculate the distribution rate on the basis of a period of less than one month.

When utilized by the Fund, distribution rate and compounded distribution rate figures are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and net asset value per share can be expected to fluctuate over time.

Advertisements and communications to present or prospective shareholders also may cite a total return for any period. Total return is calculated by subtracting the net asset value of a single purchase of shares at a given date from the net asset value of those shares (assuming reinvestment of distributions) on a later date. The difference divided by the original net asset value is the total return. The Fund may include information about the total return on the Loan Fund Index, and compare that to the total return of the Fund and other indices.

In calculating the Fund's total return, all dividends and distributions are assumed to be reinvested in additional shares of the Fund at net asset value. Therefore, the calculation of the Fund's total return and effective yield reflects the effect of compounding. The calculations of total return, current yield and effective yield do not reflect the amount of any shareholder income tax liability, which would reduce the performance quoted. If the Fund's fees or expenses are waived or reimbursed, the Fund's performance will be higher.

Finally, the Fund may include information on the history of its net asset value per share and the net asset value per share of the Loan Fund Index, including comparisons between them, in advertisements and other material furnished to present and prospective shareholders. Information about the performance of the Fund or other investments is not necessarily indicative of future performance and should not be considered representative of what an investor's yield or total return may be in the future.

                    ORGANIZATION AND DESCRIPTION OF SHARES
The Fund is a Massachusetts business trust organized under an Agreement and Declaration of Trust ("Declaration of Trust") dated August 13, 1998, which provides that each shareholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of either the Fund's shareholders or its trustees. The Fund offers four classes of shares--Class A, Class B, Class C and Class Z. Class Z shares are offered through a separate prospectus to eligible investors.

Under Massachusetts law, shareholders of a Massachusetts business trust such as the Fund could, in some circumstances, be held personally liable for unsatisfied obligations of the trust. However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, trustees and officers of the Fund shall have no personal liability therefor. The Declaration of Trust requires that notice of such disclaimer of liability be given in each contract, instrument or undertaking executed or made on behalf of the Fund. Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.

The shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the shares.

Dividends, Voting and Liquidation Rights. Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund's net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of Class B shares to Class A shares eight years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for Trustees can elect all Trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.

Anti-Takeover Provisions in the Declaration of Trust. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. In addition, in the event a secondary market were to develop in the shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

The Declaration of Trust requires the favorable vote of the holders of not less than three-fourths of the outstanding shares then entitled to vote to authorize certain transactions, unless at least three-fourths of the members of the Fund's Board of Trustees then in office and at least three-fourths of the non-interested trustees who have acted in such capacities for at least 12 months authorize such transaction and then only a vote of the majority of the holders of the outstanding shares then entitled to vote is required.

The Fund's Board of Trustees has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Status of Shares. The Fund's Board of Trustees may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, prior to the issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the 1940 Act.


As of November 30, 2003, the following shares of the Fund were outstanding:



                                         (3)               (4)
                           (2)     Amount held by  Amount Outstanding
              (1)         Amount   Fund or for its Exclusive of Amount
         Title of Class Authorized     Account       Shown Under(3)
         -------------------------------------------------------------
            Class A     Unlimited         0          13,328,144.358
            Class B     Unlimited         0          18,337,539.690
            Class C     Unlimited         0          18,383,860.686
            Class Z     Unlimited         0           8,176,008.205


              MASTER FUND/FEEDER FUND: STRUCTURE AND RISK FACTORS
The Fund seeks to achieve its objective by investing all of its assets in another closed-end fund, the Portfolio, having an investment objective identical to that of the Fund. The initial shareholder of the Fund approved this policy of permitting the Fund to act as a feeder fund by investing in the Portfolio. Please refer to "Investment Objective and Policies" for a description of the investment objectives, policies, and restrictions of the Portfolio. The management and expenses of both the Fund and the Portfolio are described under "Fund Expenses" and "Management of the Fund--Fees and Expenses." The Fund bears its proportionate share of Portfolio expenses.


Columbia Management has provided investment management services in connection with other mutual funds employing the master fund/feeder fund structure since 1991.


The common investment objective of the Fund and the Portfolio is non-fundamental and may be changed without shareholder approval, subject, however, to at least 30 days' advance written notice to the Fund's shareholders. The fundamental policies of the Fund, and the corresponding fundamental policies of the Portfolio, can be changed only with shareholder approval.

If the Fund, as a Portfolio investor, is requested to vote on a proposed change in a fundamental policy of the Portfolio or any other matter pertaining to the Portfolio (other than continuation of the business of the Portfolio after withdrawal of another investor), the Fund will solicit proxies from its shareholders and vote its interest in the Portfolio for and against such matters proportionately to the instructions to vote for and against such matters received from the Fund's shareholders. The Fund will vote shares for which it receives no voting instructions in the same proportion as the shares for which it receives voting instructions. There can be no assurance that any matter receiving a majority of votes cast by the Fund's shareholders will receive a majority of votes cast by all Portfolio investors. If other investors hold a majority interest in the Portfolio, they could have voting control over the Portfolio.

In the event that the Portfolio's fundamental policies were changed so as to be inconsistent with those of the Fund, the Board of the Fund would consider what action might be taken, including changes to the Fund's fundamental policies, withdrawal of the Fund's assets from the Portfolio and investment of such assets in another pooled investment entity, or the retention of another investment advisor. Any of these actions would require the approval of the Fund's shareholders. The Fund's inability to find a substitute master fund or comparable investment management could have a significant impact upon its shareholders' investments. Any withdrawal of the Fund's assets could result in a distribution in kind of Senior Loans (as opposed to a cash distribution) to the Fund. Should such a distribution occur, the Fund would incur brokerage fees or other transaction costs in converting such Senior Loans to cash. In addition, a distribution in kind could result in a less diversified portfolio of the Fund and could affect the liquidity of the Fund.

The Portfolio may permit other investment companies and/or other institutional investors to invest, but members of the general public may not invest directly in the Portfolio. Other investors in the Portfolio are not required to sell their shares at the same public offering price as the Fund and could incur different administrative fees, expenses, and sales commissions than the Fund. Therefore, Fund shareholders might have different investment returns than shareholders in another investment company that invests exclusively in the Portfolio. Investment by such other investors in the Portfolio would provide funds for the purchase of additional Senior Loans and would tend to reduce the Portfolio's operating expenses as a percentage of its net assets. Conversely, large-scale redemptions by any such other investors in the Portfolio could result in untimely liquidations of the Portfolio's Senior Loans, loss of investment flexibility, and increases in the operating expenses of the Portfolio as a percentage of its net assets. As a result, the Portfolio's security holdings may become less diverse, resulting in increased risk.


Information regarding any other investors in the Portfolio may be obtained by writing to Columbia Floating Rate Limited Liability Company, One Financial Center, Boston, MA 02111-2621 or by calling 1-800-426-3750. Columbia Management may provide administrative or other services to one or more such investors.


                              SHAREHOLDER REPORTS
The Fund issues reports to its shareholders annually and semi-annually that include financial information.

                             FINANCIAL STATEMENTS
The Fund will furnish without charge, when available, copies of its Annual Report and any subsequent Semi-Annual Report to shareholders upon request to the Fund, One Financial Center, Boston, MA 02111-2621, or by telephone toll-free at 1-800-426-3750.

                             TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION


                                                               Page
            The Fund..........................................    2
            Investment Policies...............................    2
            Portfolio Investments and Strategies..............    3
            Investment Restrictions...........................    7
            Repurchase Offer Fundamental Policy...............    9
            Management........................................   10
            Financial Statements..............................   21
            Principal Shareholders............................   22
            Investment Advisory and Other Services............   22
            Distributor.......................................   24
            Programs for Reducing or Eliminating Sales Charges   26
            Transfer Agent....................................   28
            Custodian.........................................   28
            Independent Accountants of the Fund and Portfolio.   28
            Portfolio Transactions............................   29
            Additional Income Tax Considerations..............   32
            Investment Performance............................   32
            Appendix--Ratings.................................   34


--------------------------------------------------------------------------------

[LOGO] ColumbiaFunds\\SM\\

       A Member of Columbia Management Group

       (C)2004 Columbia Funds Distributor, Inc.

       One Financial Center, Boston, MA 02111-2621
       800.426.3750 www.columbiafunds.com


                                                               761-01/630Q-1203

Columbia Floating Rate Fund             Prospectus, January 1, 2004
-------------------------------------------------------------------------------


Class Z Shares


Advised by Columbia Management Advisors, Inc.


--------------------------------------------------------------------------------
TABLE OF CONTENTS

Prospectus Summary......................  3
Fund Expenses...........................  7
Financial Highlights....................  8
The Fund................................  9
Use of Proceeds.........................  9
Investment Objective and Policies.......  9
How the Portfolio Invests............... 10
Principal Risks......................... 17
Other Investment Practices.............. 21
Distributions and Income Taxes.......... 25
Management of the Fund.................. 27
How to Buy Shares....................... 29


Eligible Investors...................... 30
Multiple Share Classes.................. 30
Periodic Repurchase Offers.............. 31
Net Asset Value......................... 33
Performance Information................. 35
Organization and Description of Shares.. 36
Master Fund/Feeder Fund:
Structure and Risk Factors.............. 37
Shareholder Reports..................... 39
Financial Statements.................... 39
Statement of Additional Information,
Table of Contents...............  Back Cover


Only eligible investors may purchase Class Z shares. See "Eligible Investors" for more information.

Although these securities have been registered with the Securities and Exchange Commission, the Commission has not approved or disapproved any shares offered in this prospectus or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[LOGO] Not FDIC Insured May Lose Value
               No Bank Guarantee

PROSPECTUS  January 1, 2004



Columbia Mutual Funds


COLUMBIA FLOATING RATE FUND

Class Z Shares


Columbia Floating Rate Fund ("Fund") is a non-diversified, closed-end management investment company that is continuously offered.



Investment Objective. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective by investing substantially all of its net investable assets in Columbia Floating Rate Limited Liability Company (the "Portfolio"), a non-diversified, closed-end management investment company that has the same investment objective as the Fund, rather than investing directly in and managing its own investment portfolio.


Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in adjustable rate senior loans ("Senior Loans"), the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates. Senior Loans are business loans that have a right to payment senior to most other debts of the borrower. Senior Loans are often secured by specific assets of the borrower, although the Portfolio may also invest in Senior Loans that are not secured by any collateral. The Fund or Portfolio may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk debt."




The Fund is not registering additional shares at this time.




Periodic Repurchase Offers. To provide liquidity to shareholders, the Fund will make quarterly repurchase offers ("Repurchase Offer") for 5% to 25% of its outstanding shares. For each repurchase offer, it is anticipated that each repurchase request deadline will be on the 15th day in each of the months of March, June, September and December, or if the 15th day is not a business day, the next business day. It is anticipated that normally the repurchase pricing date will be the same date as the repurchase request deadline, and if so, the repurchase request deadline will be set for a time no later than the close of regular trading on the New York Stock Exchange ("NYSE") on such date. The Fund has determined that the repurchase pricing date may occur no later than the 14th day after the repurchase request deadline, or the next business day if the 14th day is not a business day. The Fund will repay a repurchase offer no later than seven days after the repurchase pricing date. (See "Periodic Repurchase Offers.")

Not Exchange Listed. The Fund does not intend to list the shares on any national securities exchange. Shares of the Fund have no history of public trading and there is not expected to be any secondary trading market in the shares. An investment in the shares should be considered illiquid. (See "Principal Risks.")

Investment in the Fund involves certain risks, including the possible loss of some or all of the principal investment and risks associated with securities rated below investment grade (often referred to as "junk debt"). (See "Principal Risks.")






Periodic Repurchase Offers. To provide liquidity to shareholders, the Fund will make quarterly repurchase offers ("Repurchase Offer") for 5% to 25% of its outstanding shares. For each repurchase offer, it is anticipated that each repurchase request deadline will be on the 15th day in each of the months of March, June, September and December, or if the 15th day is not a business day, the next business day. It is anticipated that normally the repurchase pricing date will be the same date as the repurchase request deadline, and if so, the repurchase request deadline will be set for a time no later than the close of regular trading on the New York Stock Exchange ("NYSE") on such date. The Fund has determined that the repurchase pricing date may occur no later than the 14th day after the repurchase request deadline, or the next business day if the 14th day is not a business day. The Fund will repay a repurchase offer no later than seven days after the repurchase pricing date. (See "Periodic Repurchase Offers.")

Not Exchange Listed. The Fund does not intend to list the shares on any national securities exchange. Shares of the Fund have no history of public trading and there is not expected to be any secondary trading market in the shares. An investment in the shares should be considered illiquid. (See "Principal Risks.")

Investment in the Fund involves certain risks, including the possible loss of some or all of the principal investment and risks associated with securities rated below investment grade (often referred to as "junk debt"). (See "Principal Risks.")


The Prospectus sets forth concisely the information that a prospective investor should know before investing in Class Z shares of the Fund. Please read and retain this Prospectus for future reference. A Statement of Additional Information regarding the Fund dated January 1, 2004, has been filed with the Securities and Exchange Commission ("SEC") and can be obtained without charge by calling 1-800-426-3750. A table of contents to the Statement of Additional Information is located on the last page of this Prospectus. This Prospectus incorporates by reference the entire Statement of Additional Information (together with any supplement to it). The Statement of Additional Information and other related materials are available at the SEC's internet web site (http://www.sec.gov).



The Fund's investment advisor is Columbia Management Advisors, Inc. ("Columbia Management"). The address of the Fund is One Financial Center, Boston, MA 02111-2621.



This Prospectus applies to the offering of shares of beneficial interest of the Fund, which may be continuously issued and sold from time to time by the Fund through the Distributor, as distributor and principal underwriter, and through your financial advisor. Only eligible investors may purchase Class Z shares. (See "How to Buy Shares" and "Eligible Investors.")


The Fund also offers three additional classes of shares--Class A, B and C shares are available through a separate prospectus. Each share class has its own sales charge and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you. In general, anyone who is eligible to purchase Class Z shares, which do not incur Rule 12b-1 fees or sales charges, should do so in preference over other classes.

The Fund has received exemptive relief from the SEC with respect to the Fund's distribution fee arrangements and multi-class structure. As a condition of such relief, the Fund will be required to comply with certain regulations that would not otherwise be applicable to the Fund.

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

                              PROSPECTUS SUMMARY
This is only a summary. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information.

The Fund. The Fund is a continuously offered non-diversified, closed-end management investment company, organized as a Massachusetts business trust. The Fund invests substantially all of its net investable assets in the Portfolio under a master/feeder structure. The Portfolio is a non-diversified, closed-end management investment company organized as a Delaware limited liability company.

The Fund intends to offer its shares continuously through the Distributor, as principal underwriter, and through financial advisors at a price equal to the next determined net asset value per share. Only eligible investors may purchase Class Z shares. See "Eligible Investors" below for more information. The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason.

Investment Objective. The investment objective of the Fund and of the Portfolio is to provide a high level of current income, consistent with preservation of capital. There can be no assurance that the Portfolio or the Fund will achieve its investment objective.

The Portfolio seeks to achieve the objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of Senior Loans to corporations, partnerships and other entities ("Borrowers") that operate in a variety of industries and geographic regions (including domestic and foreign entities).

Investment Policies. Under normal market conditions, at least 80% of the Portfolio's net assets (plus any borrowings for investment purposes) will be invested in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are secured, the Portfolio may invest up to 20% of its total assets in interests in Senior Loans that are not secured by any collateral. During normal market conditions, the Portfolio may invest up to 20% of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio's investments in Senior Loans.


Any amount less than 25% of total assets of the Fund or Portfolio (taken at market value at the time of purchase) may be invested in Senior Loans to Borrowers and securities of other issuers in any one industry. However, the Fund or Portfolio may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund and the Portfolio invest at these levels because they regard the issuers of Senior Loans in which the Fund or Portfolio may invest to include the Borrower as well as any Agent that administers the Senior Loans. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. Accordingly, the Fund or Portfolio may be more at risk to any single economic, political, or regulatory occurrence affecting such industries.


How the Fund or Portfolio Invests. Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions ("Lenders") represented in each case by one or more such Lenders acting as agent ("Agent") of the several Lenders. On behalf of the several Lenders, the Agent is primarily responsible for negotiating the loan agreement ("Loan Agreement") that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the several Lenders. The Fund or Portfolio may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk debt." Senior Loans in which the Portfolio will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. The Portfolio may invest in participations ("Participations") in Senior Loans, may purchase assignments ("Assignments") of portions of Senior Loans from third parties, and may act as one of the group of Lenders originating a Senior Loan ("Primary Lender").



Columbia Management expects the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans to minimize the fluctuations in net asset value as a result of changes in interest rates. However, the Fund is not a money market fund and its net asset value will fluctuate.


Periodic Repurchase Offers. The Fund has adopted a fundamental policy to offer each calendar quarter to repurchase a specified percentage (between 5% and 25%) of the shares then outstanding at its net asset value. Such repurchase offers are referred to as a Repurchase Offer. Repurchase Offers are scheduled to occur on the 15th day (or the next business day if the 15th is not a business day) in the months of March, June, September, and December. (See "Periodic Repurchase Offers.")


Principal Risks. You should consider the following risk considerations before investing in the Fund. As described below, the risks could cause you to lose money as a result of investing in the Fund. See "Principal Risks" for more detailed information.


Non-Payment Risk. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment, and a potential decrease in the net asset value of the Fund.

Restrictions on Resale of Senior Loans. Senior Loans, at present, generally are not readily marketable and may be subject to restrictions on resale. As a result, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted.


Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral.



Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the Portfolio is more dependent on the analytical ability of Columbia Management.


Below Investment Grade Securities. The Portfolio may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk debt." The purchase of such Senior Loans exposes the Fund to financial, market, and interest-rate risks and greater credit risks than would the purchase of higher-rated Senior Loans. Such investments are also likely to result in increased fluctuation in the Fund's net asset value, particularly in response to economic downturns.

Investments in Non-U.S. Issuers. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than are U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, and the potential for political, social and economic adversities.

Investments in Equity Securities. To the extent that the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. This market risk will affect the Fund's net asset value, which will fluctuate as the value of the securities held by the Portfolio changes.

Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments that financial services firms can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.

Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the distributions on the Fund's shares.

Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected.

Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at net asset value. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange. Under limited circumstances, the Fund may suspend or postpone a quarterly repurchase offer--the Fund must meet certain regulatory requirements to do so. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their net asset values and, in the unlikely event that a secondary market for the shares were to develop, the shares likewise may trade at a discount from net asset value.

Non-Diversification Risk. The Portfolio is not subject to the general limitations under the Investment Company Act of 1940, as amended ("1940 Act") that, for 75% of its total assets, it not invest more than 5% of its total assets in the securities of a single issuer. The Portfolio does not intend to invest more than 5% of the value of its assets in Senior Loans of a single Borrower. To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of Borrowers, it will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.


Other Practices. The Portfolio may use various investment practices that involve special considerations, including engaging in interest rate and other hedging transactions, lending its portfolio securities, entering into when-issued and delayed-delivery transactions and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."

Affiliation Risk. Due to Columbia Management's affiliation with Fleet National Bank ("Fleet"), the Fund may be unable to purchase certain loans in which Fleet participates, because of regulatory restrictions. The limitation may prevent the Fund from investing in loans it might otherwise purchase, and could adversely affect the Fund's return. As a result of this restriction, the Fund may also invest a larger portion of its assets than it otherwise would in the secondary loan market, rather than in newly-issued loans. Under certain market conditions, loans purchased in the secondary market may generally be less attractive investments than newly-issued loans.



On October 27, 2003, Bank of America Corporation and FleetBoston Financial Corporation, the parent company of Fleet, announced a definitive agreement to merge. Currently, Bank of America and its affiliates are significantly more active than Fleet in the loan marketplace. If and when that merger is consummated, the restrictions and associated risks described above will apply to loans in which Bank of America or its affiliates participate, either as Agents, underwriters or buyers or sellers in the secondary market, and the number of loans available to the Fund for investment consequently may be further limited.


Distributions. Income dividends are normally declared each business day, paid monthly, and confirmed at least quarterly. Capital gains, if any, are distributed at least annually, usually in December. Income dividends and capital gains distributions may be received in cash or reinvested in additional full and fractional shares of the Fund.


Investment Advisor. Columbia Management Advisors, Inc.



Distributor. Columbia Funds Distributor, Inc.


                                 FUND EXPENSES
The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.


Annual Expenses (as a percentage of average net assets attributable to common shares)
Management Fee (%)/(1)(2)/........................................................... 0.65
Distribution and Service Fees (%).................................................... 0.00
Other Expenses (%)/(3)/.............................................................. 0.37
                                                                                      ----
Total Annual Expenses (%)/(2)/....................................................... 1.02
                                                                                      ====

--------

(1) Management fees includes both the management fee and the administrative fee charged to the Fund. Columbia Management receives a management fee of 0.45% from the Portfolio and an administrative fee of 0.20% from the Fund.


(2) Columbia Management has voluntarily agreed to waive advisory fees and to reimburse the Fund for certain expenses (exclusive of distribution and service fees, brokerage commissions, commitment fees, interest, taxes and extraordinary expenses, if any) so that total annual expenses will not exceed 0.80%. As a result, the actual other expenses would be 0.15% and total annual expenses would be 0.80%. This arrangement may be modified or terminated by Columbia Management at any time.


(3) Other expenses have been restated to reflect contractual changes to the transfer agency fees for the Fund effective November 1, 2003.



Example Expenses. This Example helps you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that
(i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain the same, and (iv) all income dividends and capital gains distributions are reinvested in additional shares. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.



                        1 year 3 years 5 years 10 years
                        ------ ------- ------- --------
                         $10..   $32     $56     $125

                             FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's Class Z financial performance. Information is shown for the fiscal years since the inception of Class Z shares, which run from September 1 to August 31, unless otherwise indicated. Certain information reflects financial results for a single Class Z share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund's financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report, along with the Fund's financial statements, is included in the Fund's annual report. You can request a free annual report by calling 1-800-426-3750.



                                                                                               Period ended
                                                               Year ended August 31,            August 31,
                                                        2003      2002       2001     2000       1999(a)
                                                       Class Z   Class Z    Class Z  Class Z     Class Z
-----------------------------------------------------------------------------------------------------------
Net asset value, Beginning of period ($)                8.83      9.62      10.00     10.07       10.00
-----------------------------------------------------------------------------------------------------------
Income from Investment Operations ($):
   Net investment income (b).........................   0.50      0.57(c)    0.84      0.87        0.47
   Net realized and unrealized gain (loss) allocated
     from Portfolio..................................   0.47     (0.78)(c)  (0.37)    (0.07)       0.07
-----------------------------------------------------------------------------------------------------------
Total from Investment Operations                        0.97     (0.21)      0.47      0.80        0.54
-----------------------------------------------------------------------------------------------------------
Less Distributions Declared to Shareholders ($):
   From net investment income........................  (0.51)    (0.58)     (0.85)    (0.87)      (0.47)
   In excess of net investment income................     --        --         --        --         -- (d)
   From net realized gains...........................     --       -- (d)     -- (d)    -- (d)       --
-----------------------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders           (0.51)    (0.58)     (0.85)    (0.87)      (0.47)
-----------------------------------------------------------------------------------------------------------
Net asset value, End of Period ($)                      9.29      8.83       9.62     10.00       10.07
-----------------------------------------------------------------------------------------------------------
Total return (%) (e)(f)                                11.42(g)  (2.33)      4.89      8.23        5.43(h)

Ratios to Average Net Assets (%):
   Net operating expenses............................   0.80      0.80       0.80      0.80        1.30(j)
   Interest expense allocated from Portfolio.........    -- (i)   0.03         --        --          --
   Net expenses......................................   0.80      0.83       0.80      0.80        1.30(j)
   Net investment income.............................   5.53      6.18(c)    8.63      8.94        7.10(j)
   Waiver/reimbursement..............................   0.28      0.28       0.18      0.39       55.49(j)

Net assets, end of period (000's) ($)                 31,055    13,236     11,662     6,845         893

--------

(a) From commencement of operations on December 17, 1998.

(b) Per share data was calculated using average shares outstanding during the period.

(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002, to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 6.17% to 6.18%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d) Rounds to less than $0.01.

(e) Had the advisor not waived or reimbursed a portion of expenses, total return would have been reduced.

(f) Total return at net asset value assuming all distributions reinvested.

(g) Total return includes a voluntary reimbursement by the advisor for a realized investment loss on an investment not meeting the Portfolio's investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund's Class Z shares return.


(h) Not annualized.


(i) Rounds to less than 0.01%.


(j) Annualized.

                                   THE FUND

The Fund is a non-diversified, closed-end management investment company organized as a Massachusetts business trust on August 13, 1998, and managed by the Board of Trustees. The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share. The Fund's principal office is located at One Financial Center, Boston, MA 02111-2621, and its telephone number is 1-800-426-3750.


                                USE OF PROCEEDS
The net proceeds from the sale of the shares offered hereby will be invested typically within 30 days after receipt, in accordance with the Fund's investment objective and policies. Pending investment by the Portfolio, the proceeds may be invested in high quality, short-term securities, and the Portfolio may not achieve its objective during this time.

                       INVESTMENT OBJECTIVE AND POLICIES
Investment Objective. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund's investment objective is a non-fundamental policy, which means that the Board of Trustees can change it without shareholder approval. Rather than invest in securities directly, the Fund seeks to achieve its investment objective by using a "master fund/feeder fund" structure. Under that structure, the Fund and other investment companies with the same investment objective invest their assets in another investment company having the same investment objective and substantially the same investment policies as the Fund. The purpose of such an arrangement is to achieve greater operational efficiencies and reduce costs. The Fund's investment experience will correspond directly to the investment experience of the Portfolio.

The Fund invests substantially all of its net investable assets in the Portfolio. The Portfolio seeks to achieve its objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in a professionally managed portfolio of interests in Senior Loans to Borrowers that operate in a variety of industries and geographic regions (including domestic and foreign entities). Although the Portfolio's net asset value per share will vary, the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund's net asset value per share as a result of changes in interest rates. The Fund's net asset value may be affected by various factors, including changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Portfolio invests.

An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Portfolio or the Fund will achieve its investment objective. The Fund is appropriate for investors seeking a high level of current income consistent with capital preservation.

Policies. Under normal market conditions, the Portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) (either as a Primary Lender or as a purchaser of an Assignment or Participation) in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are collateralized, the Portfolio may invest up to 20% of its total assets (valued at time of investment) in Senior Loans that are not secured by any collateral.

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During normal market conditions, the Portfolio may invest up to 20% of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and junior debt securities acquired in connection with the Portfolio's investments in Senior Loans. Such high quality, short-term securities may include commercial paper rated at least Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") or BBB, A-3 or higher by Standard & Poor's ("S&P") (or if unrated, determined by Columbia Management to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or having no such rating, determined by Columbia Management to be of comparable quality), certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates.


                           HOW THE PORTFOLIO INVESTS
Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and Lenders represented in each case by one or more Agents of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently a commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the Loan Agreement that establishes the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of a Senior Loan.

In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Portfolio generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Portfolio will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower's performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent's services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The typical practice of an Agent in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.

It is anticipated that the proceeds of the Senior Loans in which the Portfolio will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities and certain other obligations of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk debt"), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets. Senior and junior subordinated debt is collectively referred to in this Prospectus

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

as "junior debt securities." Senior Loans generally are secured by specific collateral, which may include guarantees from certain affiliates of the Borrower.

To the extent that the Portfolio invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Portfolio will not enjoy the benefits associated with collateralization with respect to such Senior Loans and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans. As discussed below, the Portfolio may also acquire warrants, equity securities and junior debt securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants, equity securities, and junior debt securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Portfolio's net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans. The Portfolio may acquire interests in warrants, other equity securities or junior debt securities through a negotiated restructuring of a Senior Loan or in a bankruptcy proceeding of the Borrower.

In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In certain instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower.


Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions related to excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such a covenant, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. Columbia Management will consider the terms of restrictive covenants in deciding whether to invest in Senior Loans for the Portfolio's investment portfolio. When the Portfolio holds a Participation in a Senior Loan, it may not have the right to vote to waive enforcement of a restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Portfolio and such Lenders will not consider the interests of the Portfolio in connection with their votes.



Senior Loans in which the Portfolio will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally are the prime or base lending rate ("Prime Rate") offered by one or more major United States banks or other standard lending rates used by commercial lenders, such as the London Interbank Offered Rate ("LIBOR") or the certificate of deposit ("CD") rate. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institution depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market. Senior Loans traditionally have been structured so that Borrowers pay higher premiums when they elect LIBOR, in order to permit Lenders to obtain generally consistent yields on Senior Loans, regardless of whether Borrowers select the LIBOR option or the Prime Rate option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently outweigh the differential between the Prime Rate and the LIBOR rate. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks.

Primary Lender Transactions, Assignments and Participations. The Portfolio may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders.

The Portfolio may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Portfolio with respect to Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed below, the Portfolio has taken measures that it believes significantly reduce its exposure to risks associated with Participations, the Portfolio may be more susceptible than an investment company that does not invest in Participations in Senior Loans to any single economic, political or regulatory occurrence affecting these industries. Persons engaged in these industries may be more susceptible than are persons engaged in some other industries to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.


Participation by the Portfolio in a Lender's portion of a Senior Loan typically will result in the Portfolio having a contractual relationship only with such Lender, not with the Borrower. As a result, the Portfolio may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of payments from the Borrower. In connection with purchasing Participations, the Portfolio generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower, and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Portfolio may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Portfolio may be treated as a general creditor of the Lender, and may not benefit from any set-off between the Lender and the Borrower. In an effort to minimize such risks, the Portfolio will only acquire Participations if the Lender selling the Participation, and any other institution interpositioned between the Portfolio and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by Columbia Management to be of comparable quality and (ii) has entered into an agreement that provides for the holding of payments on the Senior Loan for the benefit of, or the prompt disbursement of payments to, the Portfolio. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal, and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation (i.e., it is neither highly protected nor poorly secured). The Portfolio ordinarily will purchase a Participation only if, at the time of the purchase, the Portfolio believes that the party from whom it is purchasing the Participation is retaining an interest in the underlying Senior Loan. In the event that the Portfolio does not so believe, it will only purchase a Participation if, in addition to the requirements set forth above, the party from whom the Portfolio is purchasing such Participation (i) is a bank, a member of a national securities exchange or other entity designated in the 1940 Act as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board of the Portfolio.

The Portfolio may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender.

When the Portfolio is a Primary Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may under contractual arrangements among the Lenders have rights with respect to any funds acquired by other Lenders through set-off. A Lender also has full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of a majority or some greater specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. When the Portfolio is a Primary Lender originating a Senior Loan it may share in a fee paid by the Borrower to the Primary Lenders. The Portfolio will never act as the Agent, originator, or principal negotiator or administrator of a Senior Loan.


The Portfolio will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to the Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or determined by Columbia Management to be of comparable quality.


Loan Agreements typically provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy. Should an Agent, Lender or any other interpositioned institution with respect to an Assignment interpositioned between the Portfolio and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of any such interpositioned institution and any loan payment held by any such interpositioned institution for the benefit of the Portfolio should not be included in the estate of such interpositioned institution. If, however, any such amount were included in such interpositioned institution's estate, the Portfolio would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Portfolio could experience a decrease in net asset value.

Portfolio Maturity. The Portfolio is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that the Portfolio's assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and ten years, inclusive, and with rates of interest that are redetermined either daily, monthly, quarterly, semiannually or annually. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Portfolio's net asset value as a result of changes in interest rates. The Senior Loans in the Portfolio's investment portfolio will at all times have a dollar-weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Portfolio from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Portfolio from its investments in Senior Loans should decrease. The amount of time required to pass before the Portfolio will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the investment portfolio. The Portfolio may utilize certain investment practices to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Portfolio will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Portfolio will not invest in Senior Loans that permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Portfolio's investment portfolio may occur. Accordingly, the actual remaining maturity of the Portfolio's investment portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Portfolio's investment portfolio.


Net Asset Value Fluctuation. When prevailing interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when prevailing interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value will vary, Columbia Management expects the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, Columbia Management expects the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's net asset value. In addition to changes in interest rates, various factors, including defaults by or changes in the credit quality of Borrowers, will also affect the Fund's net asset value. A default or serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund's net asset value.



Debt Restructuring. The Portfolio may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. Columbia Management's decision to purchase or retain such an interest will depend on its assessment of the suitability of such investment for the Portfolio, the Borrower's ability to meet debt service on Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, Columbia Management's evaluation of the potential value of such securities in relation to the price that could be obtained by the Portfolio at any given time upon sale thereof, the Portfolio may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Portfolio will not be treated as a Senior Loan and thus will not count toward the 80% of assets that normally will be invested in Senior Loans.


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


Borrower Credit Ratings. The Portfolio may invest in the lowest rated loans, but does not intend to invest more than 10% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's (and unrated Senior Loans considered by Columbia Management to be of comparable quality). The Portfolio may invest a substantial portion of its assets in Senior Loans to Borrowers having outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization (or unrated but of comparable quality to such securities). Debt securities rated below investment grade (or unrated but of comparable quality) commonly are referred to as "junk debt." The Portfolio will invest only in those Senior Loans with respect to which the Borrower, in the judgment of Columbia Management, demonstrates one or more of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, Columbia Management will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons' determinations with respect to collateral securing a Senior Loan.


Fees. The Portfolio may be required to pay or may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to the Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Portfolio will receive these fees directly from the Borrower if the Portfolio is a Primary Lender, or, in the case of commitment fees and prepayment penalties, if the Portfolio acquires an interest in a Senior Loan by way of Assignment. Whether or not the Portfolio receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Portfolio and the Lender selling such interests. When the Portfolio is an assignee, it may be required to pay a fee, or forgo a portion of interest and any fees payable to it, to the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the Portfolio based on the portion of the principal amount of the Senior Loan that is being assigned. A Lender selling a Participation to the Portfolio may deduct a portion of the interest and any fees payable to the Portfolio as an administrative fee prior to payment thereof to the Portfolio. The Portfolio may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Portfolio a portion of any fees that the Portfolio would otherwise be entitled to.


Prepayments. Pursuant to the relevant Loan Agreement, a Borrower may be required in certain circumstances, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. In the event that like-yielding loans are not available in the marketplace, Columbia Management believes that the prepayment of and subsequent reinvestment by the Portfolio in Senior Loans could have a materially adverse impact on the yield on the Portfolio's investment portfolio. Prepayments may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.


Commitments to Make Additional Payments. A Lender may have certain obligations pursuant to a Loan Agreement, which may include the obligation to make additional loans in certain circumstances. Such circumstances may include, without limitation, obligations under revolving credit facilities and facilities that provide for further loans to Borrowers based upon compliance with specified financial requirements. The Portfolio currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans. The Portfolio will not purchase interests in Senior Loans that would require the Portfolio to make any such additional loans if the aggregate of such additional loan commitments would exceed 20% of the Portfolio's total assets or would cause the Portfolio to fail to meet the diversification requirements set forth under the heading "Investment Restrictions" in the Statement of Additional Information.

Bridge Financing. The Portfolio may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.


Other Securities. The Portfolio will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Portfolio generally will acquire interests in warrants, equity securities and junior debt securities only when Columbia Management believes that the relative value being given by the Portfolio in exchange for such interests is substantially outweighed by the potential value of such instruments. Investment in warrants, equity securities and junior debt securities entail certain risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Portfolio to minimize fluctuations in its net asset value. (See "Principal Risks.")



Defensive Investment Policy. If Columbia Management determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Portfolio may also lend its portfolio securities to other parties and may enter into repurchase and reverse repurchase agreements for securities, subject to certain restrictions. For further discussion of the Portfolio's investment objective and policies and its investment practices and the associated considerations, see "Other Investment Practices."


Fundamental Restrictions and Policies. Each of the Portfolio and the Fund has adopted certain fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the Statement of Additional Information. Among these fundamental restrictions, the Portfolio and the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's or the Portfolio's total assets (taken at market value at the time of purchase) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. There is no limitation with respect to obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the Statement of Additional Information, the Portfolio's and the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Board without obtaining the approval of shareholders.

                                PRINCIPAL RISKS
You should consider the following Principal Risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. The Fund and the Portfolio are both closed-end investment companies. The Fund is designed primarily for long-term investors and not as a trading vehicle.


Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Portfolio, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the net asset value of the Portfolio. The Portfolio generally will invest in collateralized Senior Loans only if Columbia Management believes the value of the collateral, which may include guarantees, exceeds the principal amount of the Senior Loan at the time of initial investment. However, there can be no assurance that the liquidation of any collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Moreover, as a practical matter, most Borrowers cannot satisfy their debts by selling their assets. Borrowers pay their debts from the cash flow they generate. This is particularly the case for Borrowers that are highly leveraged. Many of the Senior Loans purchased by the Portfolio will be to highly leveraged Borrowers. If the Borrower's cash flow is insufficient to pay its debts as they come due, the Borrower is far more likely to seek to restructure its debts than it is to sell off assets to pay its Senior Loans. Borrowers may try to restructure their debts either by seeking protection from creditors under Chapter 11 of the federal Bankruptcy Code or negotiating a work out. In the event of bankruptcy of a Borrower, the Portfolio could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. If a Borrower files for protection from creditors under Chapter 11 of the Bankruptcy Code, the Code will impose an automatic stay that prohibits the Agent from liquidating collateral. The Agent may ask the bankruptcy court to lift the stay. As a practical matter, the court is unlikely to lift the stay if it concludes that the Borrower has a chance to emerge from the reorganization proceedings and the collateral is likely to hold most of its value. If the Lenders have a good security interest, the Senior Loan will be treated as a separate class in the reorganization proceedings and will retain a priority interest in the collateral. Chapter 11 reorganization plans typically are the product of negotiation among the Borrower and the various creditor classes. Successful negotiations may require the Lenders to extend the time for repayment, change the interest rate or accept some consideration in the form of junior debt or equity securities. A work out outside of bankruptcy may produce similar concessions by senior lenders.


Some Senior Loans in which the Portfolio may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to current or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Portfolio, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral in certain circumstances.

Restrictions on Resale. Senior Loans, at present, generally are not readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active market may exist for many of the Senior Loans in which the Portfolio may invest. To the extent that a secondary market may exist for certain of the Senior Loans in which the Portfolio invests, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Portfolio has no limitation on the amount of its assets that may be invested in Senior Loans that are not readily marketable or are subject to restrictions on resale. Because a substantial portion of the Portfolio's assets may be invested in Senior Loan interests, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted, and the Portfolio and shareholders may suffer capital losses as a result. However, many of the Senior Loans in which the Portfolio expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in Columbia Management's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Portfolio's operations require cash, such as when the Fund makes a Repurchase Offer for its shares, and may result in borrowing to meet short-term cash requirements.



Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Portfolio normally will rely primarily on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Portfolio usually will rely on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Portfolio of any adverse change in the Borrower's financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Portfolio will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. Columbia Management will also monitor these aspects of the Portfolio's investments and, where the Portfolio is a Primary Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.


Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of the Portfolio and its ability to meet its investment objective is more dependent on the analytical ability of Columbia Management than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.


Below Investment Grade Securities. Securities rated below investment grade are commonly referred to as high-yield, high risk debt or "junk debt." They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. The prices of high-yield securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the prices of high-yield securities.

The secondary market in which high-yield securities are traded is generally less liquid than the market for higher-grade debt. Less liquidity in the secondary trading market could adversely affect the price at which the Portfolio could sell a high-yield Senior Loan, and could adversely affect the net asset value of the Fund's shares. At times of less liquidity, it may be more difficult to value high-yield Senior Loans because this valuation may require more research, and elements of judgment may play a greater role in the valuation since there is less reliable, objective data available.

Investments in high-yield Senior Loans may result in greater net asset value fluctuation than if the Portfolio did not make such investments.


There is no limit on the percentage of assets that may be invested in Senior Loans and other securities that are rated below investment grade or that are unrated but of comparable quality, although the Fund does not intend to invest more than 10% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's (and unrated Senior Loans considered by Columbia Management to be of comparable quality).


Investments in Non-U.S. Issuers. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than are U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, and the potential for political, social and economic adversities.

Investments in Equity Securities. To the extent the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates, or changing investor sentiment. The stock market can be volatile and stock prices can change substantially. The equity securities of smaller companies are more sensitive to these changes than those of larger companies. This market risk will affect the Fund's net asset value, which will fluctuate as the value of the securities held by the Portfolio changes. Not all stock prices change uniformly or at the same time and not all stock markets move in the same direction at the same time. Other factors affect a particular stock's prices, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.

Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. Insurance companies can be subject to severe price competition. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into the securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have been repealed.

Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the distributions on the Fund's shares.


Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for certain Borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell Senior Loan interests in a manner that results in a price that, in the opinion of Columbia Management, is not indicative of fair value. Were the Portfolio to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to the Senior Loan interest, the price at which the Portfolio could consummate such a sale might be adversely affected.


Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at net asset value. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange. Under limited circumstances, the Fund may suspend or postpone a quarterly repurchase offer--the Fund must meet certain regulatory requirements to do so. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at discounts from their net asset values and, in the unlikely event that a secondary market for the shares were to develop, the shares likewise may trade at a discount from net asset value.

Non-Diversification. The Portfolio has registered as a "non-diversified" investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. (See "Investment Restrictions" in the Statement of Additional Information.) The Portfolio does not intend, however, to invest more than 5% of the value of its assets in interests in Senior Loans of a single Borrower, and the Portfolio intends to limit its investments so as to comply with the diversification requirements imposed by the Internal Revenue Code for qualification as a "regulated investment company." To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Portfolio will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

Other Practices. The Portfolio may use various investment practices that involve special considerations, including engaging in interest rate and other hedging transactions, lending its portfolio securities, entering into when-issued and delayed-delivery transactions and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."


Affiliation Risk. Due to Columbia Management's affiliation with Fleet National Bank ("Fleet"), the Fund may be unable to purchase certain loans in which Fleet participates, because of regulatory restrictions. This limitation may prevent the Fund from investing in loans it might otherwise purchase, and could adversely affect the Fund's return. As a result of this restriction, the Fund may also invest a larger portion of its assets than it otherwise would in the secondary loan market, rather than in newly-issued loans. Under certain market conditions, loans purchased in the secondary market may generally be less attractive investments than newly-issued loans.



On October 27, 2003, Bank of America Corporation and FleetBoston Financial Corporation, the parent company of Fleet, announced a definitive agreement to merge. Currently, Bank of America and its affiliates are significantly more active than Fleet in the loan marketplace. If and when that merger is consummated, the restrictions and associated risks described above will apply to loans in which Bank of America or its affiliates participate, either as Agents, underwriters or buyers or sellers in the secondary market, and the number of loans available to the Fund for investment consequently may be further limited.


                          OTHER INVESTMENT PRACTICES

Columbia Management may use some or all of the following investment practices when, in its opinion, their use is appropriate. These investment practices involve certain special risk considerations. Although Columbia Management believes that these investment practices may further the investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.


Structured Notes. The Portfolio may invest up to 5% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced loan could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Portfolio's policy of normally investing at least 80% of its assets in Senior Loans.

Borrowing. The Portfolio is authorized to borrow money for the purpose of obtaining short-term liquidity in connection with Repurchase Offers for Fund shares and for temporary, extraordinary or emergency purposes. The Portfolio may enter into an agreement with a financial institution providing for an unsecured discretionary credit facility, the proceeds of which may be used to finance, in part, repurchases. (See "Periodic Repurchase Offers.") Under the requirements of the

1940 Act, the Portfolio, immediately after any such borrowings, must have an asset coverage of at least 300%. Asset coverage is the ratio which the value of the total assets of the Portfolio, less all liabilities and indebtedness not represented by senior securities (as that term is defined in the 1940 Act), bears to the aggregate amount of any such borrowings by the Portfolio. The rights of any lenders to the Portfolio to receive payments of interest on and repayments of principal of borrowings will be senior to those of shareholders, and the terms of any borrowings may contain provisions which limit certain activities of the Portfolio, including the payment of dividends to shareholders in certain circumstances. Further, the terms of any such borrowings may, and the provisions of the 1940 Act do (in certain circumstances), grant lenders certain voting rights in the event of default in the payment of interest or repayment of principal. In the event that such provisions would impair the Portfolio's status as a regulated investment company, the Portfolio, subject to its ability to liquidate its relatively illiquid investments, intends to repay the borrowings. Interest payments and fees incurred in connection with any borrowings will reduce the amount of net income available for payment to shareholders.

Interest Rate Swaps and Other Hedging Transactions. The Portfolio may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Portfolio expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate Senior Loans the Portfolio owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the investment portfolio. In addition, the Portfolio may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Portfolio would employ any hedging and risk management techniques. The Portfolio will not engage in any of these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Portfolio. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of Senior Loans. The Portfolio will incur brokerage and other costs in connection with its hedging transactions.

The Portfolio may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Portfolio will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Portfolio with another party of their respective obligations to pay or receive interest (e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Portfolio may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Portfolio could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Portfolio would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Portfolio will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Portfolio.


In circumstances in which Columbia Management anticipates that interest rates will decline, the Portfolio might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Portfolio would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Portfolio purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Portfolio's counterparty would pay the Portfolio amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Portfolio would receive with respect to floating rate portfolio assets being hedged.



The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on Columbia Management's ability to predict correctly the direction and extent of movements in interest rates. Although Columbia Management believes that use of the hedging and risk management techniques described above will benefit the Portfolio, if Columbia Management's judgment about the direction or extent of the movement in interest rates is incorrect, the Portfolio's overall performance would be worse than if it had not entered into any such transaction. For example, if the Portfolio had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Portfolio would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.



Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, Columbia Management and the Portfolio believe such obligations do not constitute senior securities. The Portfolio will usually enter into interest rate swaps on a net basis (i.e., where the two parties make net payments with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained. If the Portfolio enters into a swap on other than a net basis, the Portfolio will maintain the full amount of its obligations under each such swap. Accordingly, the Portfolio does not treat swaps as senior securities. The Portfolio may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined to be creditworthy by Columbia Management, pursuant to procedures adopted and reviewed on an ongoing basis by the Fund's Board of Trustees. If a default occurs by the other party to such transactions, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Portfolio's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Portfolio will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms Columbia Management believes are advantageous to the Portfolio. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Portfolio will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.


New financial products continue to be developed and the Portfolio may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

"When-issued" and "Delayed-delivery" Transactions. The Portfolio may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Portfolio on such Senior Loans in connection with such purchase transactions prior to the date the Portfolio actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the Portfolio is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Portfolio will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Portfolio may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Portfolio engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Portfolio's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.


Repurchase Agreements. The Portfolio may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed-upon price on an agreed-upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. When participating in repurchase agreements, the Portfolio buys securities from a seller (e.g., a bank or brokerage firm) with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Portfolio to earn a return on available liquid assets at minimal market risk, although the Portfolio may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Portfolio to the counterparty. In evaluating whether to enter into a repurchase agreement, Columbia Management will consider carefully the creditworthiness of the counterparty. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Portfolio is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and Columbia Management will monitor the value of the collateral. No specific limitation exists as to the percentage of the Portfolio's assets that may be used to participate in repurchase agreements.


Reverse Repurchase Agreements. The Portfolio may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Portfolio. A reverse repurchase agreement is an instrument under which the Portfolio may sell an underlying debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Portfolio at an agreed-upon price on an agreed-upon date. The Portfolio will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Portfolio receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Portfolio under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Portfolio's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Portfolio's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Portfolio under a reverse repurchase agreement could decline below the price at which the Portfolio is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Portfolio and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under "Investment Restrictions." The Portfolio will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

                        DISTRIBUTIONS AND INCOME TAXES

Distributions. Income dividends are declared each business day, paid monthly, and confirmed at least quarterly. Capital gains, if any, are distributed at least annually, usually in December. Shares accrue dividends as long as they are issued and outstanding (i.e., from the date net asset value is determined for the purchase order to the Redemption Pricing Date of the Repurchase Offer in which the shares are accepted for repurchase by the Fund).

Dividend payments are not guaranteed and may vary with each payment. The Fund does not pay "interest" or guarantee any fixed rate of return.

If you do not indicate on your application your preferences for handling distributions, the Fund will automatically reinvest all distributions in additional shares of the Fund. You can choose one of the following options for distributions when you open your account: (1) reinvest all distributions in additional shares of the Fund; (2) reinvest all distributions in shares of another fund; (3) receive dividends in cash and reinvest capital gains; or (4) receive all distributions in cash. Distributions of $10 or less will automatically be reinvested in additional shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares.

The Fund is authorized to borrow money subject to certain restrictions. (See "Other Investment Practices.") Under the 1940 Act, the Fund may not declare any dividend or other distribution on its shares unless the Fund has, at the time of declaration, asset coverage of at least 300% of its aggregate indebtedness, after deducting the amount of the distribution. This limitation may impair the Fund's ability to maintain its qualification for taxation as a regulated investment company.

Income Taxes. The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Internal Revenue Code (the "Code") and thereby be relieved of federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the requirements imposed by the Code. For a detailed discussion of tax issues pertaining to the Fund, see "Additional Income Tax Considerations" in the Statement of Additional Information.


Your distributions will be taxable to you, under income tax law, whether received in cash or reinvested in additional shares. For federal income tax purposes, any distribution that is paid in January but was declared in October, November or December of the prior calendar year is deemed paid on December 31 in the prior calendar year.



You will be subject to federal income tax at ordinary rates on income dividends and distributions of net short-term capital gains, unless such dividends are "qualified dividend income" (as defined in the Internal Revenue Code) eligible for a reduced rate of tax. Distributions of net long-term capital gains will be taxable to you as long-term capital gains regardless of the length of time you have held your shares.


You will be advised annually as to the source of distributions for tax purposes. If you are not subject to tax on your income, you will not be required to pay tax on these amounts.


A shareholder who, pursuant to a Repurchase Offer, offers all of his or her shares for repurchase (and is not considered to own any other shares pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If shares are sold at a loss after being held for six months or less, the loss will be treated as long-term--instead of short-term--capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other shares of the Fund within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.


Different tax consequences may apply to shareholders whose shares are repurchased (other than shareholders who do offer all of their shares for repurchase described in the previous paragraph) and to shareholders who do not offer their shares for repurchase in connection with the Repurchase Offer. For example, if a shareholder offers for repurchase fewer than all his shares, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares repurchased, the Fund's earnings and profits, and the shareholder's basis in the repurchased shares. Moreover, when fewer than all shares owned by a shareholder are repurchased pursuant to a Repurchase Offer, there is a remote possibility that shareholders whose shares are not repurchased may be considered to have received a deemed distribution that is taxable to them in whole or in part. You may wish to consult your tax advisor prior to offering your shares for repurchase.

Backup Withholding. The Fund may be required to withhold federal income tax ("backup withholding") from certain payments to a shareholder--generally distribution payments and redemption proceeds. Backup withholding may be required if:
..  the shareholder fails to furnish its properly certified Social Security or other tax identification number;
.. the shareholder fails to certify that its tax identification number is correct or that it is not subject to backup withholding due to the underreporting of certain income;
.. the Internal Revenue Service ("IRS") informs the Fund that the shareholder's tax identification number is incorrect.

These certifications are contained in the application that you should complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. You may, however, claim the amount withheld as a credit on your federal income tax return.

The federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisors regarding the specific federal and state tax consequences of purchasing, holding and disposing of shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.

                            MANAGEMENT OF THE FUND

Board of Trustees and Investment Advisor. The Board of Trustees of the Fund has overall management responsibility for the Fund; the Board of Managers of the Portfolio has overall management responsibility for the Portfolio. See "Management" in the Statement of Additional Information for the names of and other information about the trustees, managers and officers of the Fund. Since the Fund and the Portfolio have the same Board members, they have adopted conflict of interest procedures to monitor and address potential conflicts between the interests of the Fund and the Portfolio.





Columbia Management Advisors, Inc. ("Columbia Management"), located at 100 Federal Street, Boston, Massachusetts 02110, is the Fund's investment advisor. Columbia Management is responsible for managing the investment portfolio of the Portfolio and the Fund's management, subject to oversight by their respective Board of Trustees. In its duties as investment advisor, Columbia Management runs the Fund's day-to-day business, including placing all orders for the purchase and sale of the Portfolio's securities. Columbia Management is a direct wholly owned subsidiary of Columbia Management Group, Inc. ("Columbia"), which is an indirect wholly owned subsidiary of FleetBoston Financial Corporation. Columbia Management, a registered investment advisor, has been an investment advisor since 1969.



On April 1, 2003, several advisory subsidiaries of Columbia, including Stein Roe & Farnham Incorporated ("Stein Roe"), merged into Columbia Management (which previously had been known as Columbia Management Company). Before April 1, 2003, Stein Roe was the investment advisor to the Fund. As a result of the merger, Columbia Management is now the investment advisor to the Fund.



Fees and Expenses. Columbia Management provides administrative services to the Fund and Portfolio and portfolio management services to the Portfolio. Columbia Management is entitled to receive a monthly fee from the Fund, computed and accrued daily, based on an annual rate of 0.20% of average net assets and a monthly management fee from the Portfolio, computed and accrued daily, based on an annual rate of 0.45% of average net assets of the Portfolio for the first $1 billion, 0.40% of average net assets of the Portfolio for the next $1 billion and 0.35% of average net assets of the Portfolio for over $2 billion. However, Columbia Management may waive a portion of its fees.



Columbia Management provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by Columbia Management, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.



Portfolio Managers. Brian W. Good and James R. Fellows, senior vice presidents of Columbia Management, are primarily responsible for the day-to-day management of the Fund. Mr. Fellows and Mr. Good have been employed by Columbia Management or its predecessor since April 1998.



Transfer Agent. Columbia Funds Services, Inc. ("Transfer Agent"), P.O. Box 8081, Boston, Massachusetts 02266-8081, an indirect wholly owned subsidiary of FleetBoston Financial Corporation, is the agent of the Fund for the transfer of shares, disbursement of dividends, and maintenance of shareholder accounting records.



Distributor. Fund shares are offered for sale through Columbia Funds Distributor, Inc. ("Distributor"), One Financial Center, Boston, MA 02111-2621. The Distributor is a subsidiary of Columbia Management Advisors, Inc., an indirect wholly owned subsidiary of FleetBoston Financial Corporation.



Custodian. State Street Corporation ("Custodian"), 2 Avenue De Lafayette, Boston, MA 02111-2900, is the Custodian of the Fund. The Custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold.

                               HOW TO BUY SHARES

When the Fund receives your purchase request in "good form," your shares will be bought at the next calculated price. "Good form" means that you placed your order with Columbia Funds Services, Inc. or your financial advisor or your payment has been received and your application is complete, including all necessary signatures. The USA Patriot Act may require us to obtain certain personal information from you which we will use to verify your identity. If you do not provide the information, we may not be able to open your account. If we are unable to verify your customer information, we reserve the right to close your account or take such other steps as we deem reasonable.



Outlined below are the various options for buying shares:



 Method             Instructions
 Through your       Your financial advisor can help you establish your
 financial advisor  account and buy Fund shares on your behalf. To receive the current trading day's price, your financial advisor
                    must receive your request prior to the close of regular
                    trading on the NYSE, usually 4:00 p.m. Eastern time. Your
                    financial advisor may charge you fees for executing the
                    purchase for you.
 -----------------------------------------------------------------------------
 By check           For new accounts, send a completed application and check
 (new account)      made payable to the Fund and mailed to Columbia Funds
                    Services, Inc., P.O. Box 8081, Boston, MA 02266-8081.
 -----------------------------------------------------------------------------
 By check           For existing accounts, fill out and return the additional
 (existing account) investment stub included in your account statement, or send a letter of instruction, including your Fund name
                    and account number with a check made payable to the Fund
                    and mailed to Columbia Funds Services, Inc., P.O. Box
                    8081, Boston, MA 02266-8081.
 -----------------------------------------------------------------------------
 By exchange        You or your financial advisor may acquire shares of the
                    Fund for your account by exchanging shares you own in a
                    different fund distributed by Columbia Funds Distributor,
                    Inc. for shares of the same class or Class A of the Fund
                    at no additional cost. There may be an additional charge
                    if exchanging from a money market fund. To exchange by
                    telephone, call 1-800-422-3737.
 -----------------------------------------------------------------------------
 By wire            You may purchase shares of the Fund by wiring money from
                    your bank account to your Fund account. To wire funds to
                    your Fund account, call 1-800-422-3737 for wiring
                    instructions.
 -----------------------------------------------------------------------------
 By electronic      You may purchase shares of the Fund by electronically
 funds transfer     transferring money from your bank account to your Fund
                    account by calling 1-800-422-3737. An electronic funds
                    transfer may take up to two business days to settle and
                    be considered in "good form." You must set up this
                    feature prior to your telephone request. Be sure to
                    complete the appropriate section of the application.
 -----------------------------------------------------------------------------
 Automatic          You may make monthly or quarterly investments
 investment plan    automatically from your bank account to your Fund
                    account. You can select a pre-authorized amount to be
                    sent via electronic funds transfer. Be sure to complete
                    the appropriate section of the application for this
                    feature.
 -----------------------------------------------------------------------------
 Automated dollar   You may purchase shares of the Fund for your account by
 cost averaging     exchanging $100 or more each month from another fund for
                    shares of the same class of the Fund at no additional
                    cost. You must have a current balance of at least $5,000
                    in the fund the money is coming from. Exchanges will
                    continue so long as your fund balance is sufficient to
                    complete the transfers. You may terminate your program or
                    change the amount of the exchange (subject to the $100
                    minimum) by calling 1-800-345-6611. Be sure to complete
                    the appropriate section of the account application for
                    this feature.
 -----------------------------------------------------------------------------
 By dividend        You may automatically invest dividends distributed by
 diversification    another fund into the same class of shares of the Fund at
                    no additional sales charge. To invest your dividends in the Fund, call 1-800-345-6611.

                              ELIGIBLE INVESTORS

Only Eligible Investors may purchase Class Z shares of the Fund, directly or by exchange. The Eligible Investors described below are subject to different minimum initial investment requirements. Eligible Investors and their applicable investment minimums are as follows:


$1,000 minimum initial investment

.. Any shareholder (as well as any family member of a shareholder or person listed on an account registration for any account of the shareholder) of a fund distributed by the Distributor (i) who holds Class Z shares; (ii) who holds Class A shares that were obtained by exchange of Class Z shares; or
   (iii) who purchased certain no-load shares of funds merged with funds distributed by the Distributor;


.. Any trustee or director (or family member of a trustee or director) of any fund distributed by the Distributor; and


..  Any employee (or family member of an employee) of FleetBoston Financial
   Corporation or its subsidiaries.


$100,000 minimum initial investment

.. Clients of broker-dealers or registered investment advisors that both recommend the purchase of Fund shares and charge such clients an asset-based fee; and


.. Any insurance company, trust company, bank, endowment, investment company or foundation purchasing shares for its own account.


No minimum initial investment

.. Any client of Fleet National Bank or a subsidiary (for shares purchased through an asset management, trust, retirement plan administration or similar arrangement with Fleet or the subsidiary);


.. A retirement plan (or the custodian for such plan) with aggregate plan assets of at least $5 million at the time of purchase and which purchases shares directly from the Distributor or through a third-party broker-dealer;


.. Investors purchasing through Columbia Management Group state tuition plans organized under Section 529 of the Internal Revenue Code; and


.. Any person investing all or part of the proceeds of a distribution, rollover or transfer of assets into a Columbia Management Individual Retirement Account, from any deferred compensation plan which was a shareholder of any of the funds of Columbia Acorn Trust (formerly named Liberty Acorn Trust) on September 29, 2000, in which the investor was a participant and through which the investor invested in one or more of the funds of Columbia Acorn Trust immediately prior to the distribution, transfer or rollover.



The Fund reserves the right to change the criteria for Eligible Investors and the investment minimums. No minimum investment applies to accounts participating in the automatic investment plan, however, each investment requires a $25 minimum purchase. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interest of the Fund and its shareholders.


                            MULTIPLE SHARE CLASSES

Choosing a Share Class. The Fund offers one class of shares in this Prospectus--Class Z shares, which are available to Eligible Investors at net asset value without a sales charge or early withdrawal charge. The Fund also offers Classes A, B and C shares through a separate prospectus.

How to Exchange Shares. Shareholders of the Fund whose shares are repurchased during a Repurchase Offer may exchange those shares for Class Z or Class A (only if Class Z is not offered) shares of another fund distributed by the Distributor at net asset value. Fund shareholders will not be able to participate in this exchange privilege at any time other than in connection with a Repurchase Offer.



Unless your account is part of a tax-deferred retirement plan, an exchange is a taxable event, and you may realize a gain or a loss for tax purposes. The Fund may terminate your exchange privilege if Columbia Management determines that your exchange activity is likely to adversely impact its ability to manage the Portfolio. To exchange by telephone, call 1-800-422-3737. Please have your account and taxpayer identification number available when calling.


                          PERIODIC REPURCHASE OFFERS
The Board has adopted share repurchase policies as fundamental policies. Those policies, which may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities, provide that each calendar quarter, the Fund intends to make a Repurchase Offer to repurchase a portion of the outstanding shares from shareholders who request repurchases. The price of the repurchases of shares normally will be the net asset value per share determined as of the close of business (4 p.m., Eastern time) on the date the Repurchase Offer ends or within a maximum of 14 days after the Repurchase Offer ends as described below.

Repurchase Procedure. At the beginning of each Repurchase Offer, shareholders will be notified in writing about the Repurchase Offer, how they may request that the Fund repurchase their shares and the deadline for shareholders to provide their repurchase requests to the Distributor (the "Repurchase Request Deadline"), which is the date the Repurchase Offer ends. The time between the notification of the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on the 15th day in each of the months of March, June, September and December, or, if the 15th day is not a business day, the next business day. The repurchase price of the shares will be the net asset value as of the close of regular trading on the NYSE on the date on which the repurchase price of shares will be determined (the "Repurchase Pricing Date"). It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.

The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and other pertinent laws. Shares offered for repurchase by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders in cash within seven days after each Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline."

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of Senior Loans and a higher expense ratio and may limit the ability of the Fund to participate in new investment opportunities. The Fund may borrow to meet repurchase obligations, which entails certain risks and costs (see "Borrowing"). The Fund may also sell Senior Loans to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Senior Loans and reduce the Fund's value.

Repurchase Amounts. The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. However, the Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders offer for repurchase more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares of up to 2% of the shares outstanding on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if the Fund determines to repurchase the additional 2% of the shares outstanding, but Fund shareholders offer shares for repurchase in excess of that amount, the Fund will repurchase the shares on a pro rata basis. The Fund may, however, accept all shares offered for repurchase by shareholders who own less than 100 shares and who offer all their shares, before accepting on a pro rata basis shares offered by other shareholders. In the event there is an oversubscription of a Repurchase Offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund at net asset value during the Repurchase Offer.

Notices to Shareholders. Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to offer their shares for repurchase. The notice will also include detailed instructions on how to offer shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline. The notice will describe the risk of fluctuation in the net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date under certain circumstances (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe (i) the procedures for shareholders to offer their shares for repurchase, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their offers of shares for repurchase until the Repurchase Request Deadline. The notice will set forth the net asset value of the shares to be repurchased no more than seven days before the date of notification, and how shareholders may ascertain the net asset value after the notification date.

Repurchase Price. The current net asset value of the shares is computed daily. The Fund's Board of Trustees has determined that the time at which the net asset value will be computed will be as of the close of regular trading on the NYSE. You may call 1-800-426-3750 to learn the net asset value per share. The notice of the Repurchase Offer will also provide information concerning the net asset value per share, such as the net asset value as of a recent date or a sampling of recent net asset values, and a toll-free number for information regarding the Repurchase Offer.

Suspension or Postponement of Repurchase Offer. The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or
(d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements. The Fund and the Portfolio must maintain liquid assets equal to their Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund and the Portfolio will ensure that a percentage of their respective net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund or the Portfolio, as applicable, has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

The Board of the Portfolio has adopted procedures that are reasonably designed to ensure that the assets are sufficiently liquid so that the Fund and the Portfolio can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund or the Portfolio falls out of compliance with these liquidity requirements, their respective Boards will take whatever action they deem appropriate to ensure compliance.



                                NET ASSET VALUE
The purchase or redemption price of Fund shares is generally the net asset value per share. The Fund determines the net asset value of each class of its shares as of the close of regular trading on the NYSE (currently 4 p.m., Eastern time) by dividing the difference between the values of each class's assets less its liabilities by the number of that class's shares outstanding. Net asset value will not be determined on days when the NYSE is closed unless, in the judgment of the Fund's Board of Trustees, the net asset value should be determined on any such day, in which case the determination will be made at 4 p.m., Eastern time.


The Senior Loans in which the Portfolio invests generally are not listed on any securities exchange. Certain Senior Loans are traded by institutional investors in an over-the-counter secondary market for Senior Loan obligations that has developed over the past several years. This secondary market for those Senior Loans generally is comparatively illiquid relative to markets for other fixed income securities and no active trading market exists for many Senior Loans. In determining net asset value, the Fund utilizes the valuations of Senior Loans furnished to Columbia Management by an independent third-party pricing service. The pricing service provider has no obligation to provide a valuation for a Senior Loan if it believes that it cannot determine such a valuation. There can be no assurance that the pricing service provider will continue to provide these services or will provide a value for each Senior Loan held by the Portfolio. However, Columbia Management believes that if the pricing service provider declines to continue to act as such for the Portfolio, or does not provide values for a significant portion of the Senior Loans held by the Portfolio, one or more alternative independent third-party pricing service providers will be available to provide comparable services on similar terms.

A pricing service provider typically values Senior Loans at the mean of the highest bona fide bid and lowest bona fide ask prices when current quotations are readily available. If Columbia Management believes that a value provided by a pricing service provider does not represent a fair value as a result of information, specific to that Senior Loan or Borrower or its affiliates, of which Columbia Management believes that the pricing agent may not be aware, Columbia Management may in its discretion value the Senior Loan at a fair value subject to procedures approved by the Board and reviewed on a periodic basis, and the Fund will utilize that price instead of the price as determined by the pricing service provider. In addition to such information, Columbia Management will consider, among other factors, (i) the creditworthiness of the Borrower and (ii) the current interest rate, the period until next interest rate reset and maturity of such Senior Loan interests in determining a fair value of a Senior Loan. If the pricing service does not provide a value for a Senior Loan or if no pricing service provider is then acting, a value will be determined by Columbia Management in the manner described above.



It is expected that the Fund's net asset value will fluctuate as a function of interest rate and credit factors. Although the Fund's net asset value will vary, Columbia Management expects the Fund's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, Columbia Management expects the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes.



Other long-term debt securities for which market quotations are not readily available are valued at fair value based on valuations provided by pricing services approved by the Fund's Board of Trustees, which may employ electronic data processing techniques, including a matrix system, to determine valuations. The value of interest rate swaps, caps, and floors will be determined in accordance with a formula and then confirmed periodically by obtaining quotations. Short-term debt securities with remaining maturities of 60 days or less are valued at their amortized cost, which does not take into account unrealized gains or losses. The Board believes that the amortized cost represents a fair value for such securities. Short-term debt securities with remaining maturities of more than 60 days for which market quotations are not readily available are valued by use of a matrix prepared by Columbia Management based on quotations for comparable securities. Other assets and securities held by the Fund for which these valuation methods do not produce a fair value are valued by a method that the Board believes will determine a fair value.

                            PERFORMANCE INFORMATION
The Fund seeks to provide an effective yield that is higher than other short-term instrument alternatives. From time to time, the Fund may include its current and/or effective yield based on various specific time periods. Yields will fluctuate from time to time and are not necessarily representative of future results.

The current yield is calculated by annualizing the most recent monthly distribution (i.e., multiplying the distribution amount by 365/31 for a 31 day month) and dividing the product by the current maximum offering price. The effective yield is calculated by dividing the current yield by 365/31 and adding 1. The resulting quotient is then taken to the 365/31st power and reduced by 1. The result is the effective yield. The Fund will calculate its standardized 30-day yield in accordance with the SEC's formula, which is described in the section "Investment Performance" in the Statement of Additional Information.

On occasion, the Fund may compare its yield to: (a) LIBOR, quoted daily in The Wall Street Journal; (b) the CD Rate as quoted daily in The Wall Street Journal as the average of top rates paid by major New York banks on primary new issues of negotiable CDs, usually on amounts of $1 million or more; (c) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks; (d) one or more averages compiled by Donoghue's Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds; (e) the average yield reported by the Bank Rate Monitor National Index/TM/ for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas; (f) yield data published by Lipper, Inc.; (g) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding; or (h) the yield on an index of loan funds comprised of all continually offered closed-end bank loan funds, as categorized by Lipper (the "loan fund index"). In addition, the Fund may compare the Prime Rate, the Donoghue's averages and the other yield data described above to each other. Yield comparisons should not be considered indicative of the Fund's yield or relative performance for any future period.

From time to time advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund. Any such information may include a distribution rate and an average compounded distribution rate of the Fund for specified periods of time. Such information may also include performance rankings and similar information from independent organizations such as Lipper, Inc., Business Week, Forbes or other industry publications. The Fund will calculate its standard 30-day yield in accordance with the SEC's formula, which is described in the section "Investment Performance" in the Statement of Additional Information.

The Fund's distribution rate generally is determined on a monthly basis with respect to the immediately preceding monthly distribution period. The distribution rate is computed by first annualizing the Fund's distributions per share during such a monthly distribution period and dividing the annualized distribution by the Fund's maximum offering price per share on the last day of such period. The Fund calculates the compounded distribution rate by adding one to the monthly distribution rate, raising the sum to the power of 12 and subtracting one from the product. In circumstances in which the Fund believes that, as a result of decreases in market rates of interest, its expected monthly distributions may be less than the distributions with respect to the immediately preceding monthly distribution period, the Fund reserves the right to calculate the distribution rate on the basis of a period of less than one month.

When utilized by the Fund, distribution rate and compounded distribution rate figures are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and net asset value per share can be expected to fluctuate over time.

Advertisements and communications to present or prospective shareholders also may cite a total return for any period. Total return is calculated by subtracting the net asset value of a single purchase of shares at a given date from the net asset value of those shares (assuming reinvestment of distributions) on a later date. The difference divided by the original net asset value is the total return. The Fund may include information about the total return on the loan fund index, and compare that to the total return of the Fund and other indices.

In calculating the Fund's total return, all dividends and distributions are assumed to be reinvested in additional shares of the Fund at net asset value. Therefore, the calculation of the Fund's total return and effective yield reflects the effect of compounding. The calculations of total return, current yield and effective yield do not reflect the amount of any shareholder income tax liability, which would reduce the performance quoted. If the Fund's fees or expenses are waived or reimbursed, the Fund's performance will be higher.

Finally, the Fund may include information on the history of its net asset value per share and the net asset value per share of the loan fund index, including comparisons between them, in advertisements and other material furnished to present and prospective shareholders. Information about the performance of the Fund or other investments is not necessarily indicative of future performance and should not be considered representative of what an investor's yield or total return may be in the future.

                    ORGANIZATION AND DESCRIPTION OF SHARES
The Fund is a Massachusetts business trust organized under an Agreement and Declaration of Trust ("Declaration of Trust") dated August 13, 1998, which provides that each shareholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of either the Fund's shareholders or its trustees. The Fund offers four classes of shares--Class A, Class B, Class C and Class Z. Class A, Class B and Class C shares are offered through a separate prospectus.

Under Massachusetts law, shareholders of a Massachusetts business trust such as the Fund could, in some circumstances, be held personally liable for unsatisfied obligations of the trust. However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, trustees and officers of the Fund shall have no personal liability therefor. The Declaration of Trust requires that notice of such disclaimer of liability be given in each contract, instrument or undertaking executed or made on behalf of the Fund. Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.

The shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the shares.

Dividends, Voting and Liquidation Rights. Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund's net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of Class B shares to Class A shares eight years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for Trustees can elect all Trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.

Anti-Takeover Provisions in the Declaration of Trust. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. In addition, in the event a secondary market were to develop in the shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

The Declaration of Trust requires the favorable vote of the holders of not less than three-fourths of the outstanding shares then entitled to vote to authorize certain transactions, unless at least three-fourths of the members of the Fund's Board of Trustees then in office and at least three-fourths of the non-interested trustees who have acted in such capacities for at least 12 months authorize such transaction and then only a vote of the majority of the holders of the outstanding shares then entitled to vote is required.

The Fund's Board of Trustees has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Status of Shares. The Fund's Board of Trustees may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, prior to the issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the 1940 Act.


As of November 30, 2003, the following shares of the Fund were outstanding:



                                         (3)               (4)
                           (2)     Amount held by  Amount Outstanding
              (1)         Amount   Fund or for its Exclusive of Amount
         Title of Class Authorized     Account       Shown Under (3)
         -------------------------------------------------------------
            Class A     Unlimited         0          13,328,144.358
            Class B     Unlimited         0          18,337,539.690
            Class C     Unlimited         0          18,383,860.686
            Class Z     Unlimited         0           8,176,008.205


              MASTER FUND/FEEDER FUND: STRUCTURE AND RISK FACTORS
The Fund seeks to achieve its objective by investing all of its assets in another closed-end fund, the Portfolio, having an investment objective identical to that of the Fund. The initial shareholder of the Fund approved this policy of permitting the Fund to act as a feeder fund by investing in the

Portfolio. Please refer to "Investment Objective and Policies" for a description of the investment objectives, policies, and restrictions of the Portfolio. The management and expenses of both the Fund and the Portfolio are described under "Fund Expenses" and "Management of the Fund--Fees and Expenses." The Fund bears its proportionate share of Portfolio expenses.


Columbia Management has provided investment management services in connection with other mutual funds employing the master fund/feeder fund structure since 1991.


The common investment objective of the Fund and the Portfolio is non-fundamental and may be changed without shareholder approval, subject, however, to at least 30 days' advance written notice to the Fund's shareholders. The fundamental policies of the Fund, and the corresponding fundamental policies of the Portfolio, can be changed only with shareholder approval. If the Fund, as a Portfolio investor, is requested to vote on a proposed change in a fundamental policy of the Portfolio or any other matter pertaining to the Portfolio (other than continuation of the business of the Portfolio after withdrawal of another investor), the Fund will solicit proxies from its shareholders and vote its interest in the Portfolio for and against such matters proportionately to the instructions to vote for and against such matters received from the Fund's shareholders. The Fund will vote shares for which it receives no voting instructions in the same proportion as the shares for which it receives voting instructions. There can be no assurance that any matter receiving a majority of votes cast by the Fund's shareholders will receive a majority of votes cast by all Portfolio investors. If other investors hold a majority interest in the Portfolio, they could have voting control over the Portfolio.

In the event that the Portfolio's fundamental policies were changed so as to be inconsistent with those of the Fund, the Board of the Fund would consider what action might be taken, including changes to the Fund's fundamental policies, withdrawal of the Fund's assets from the Portfolio and investment of such assets in another pooled investment entity, or the retention of another investment advisor. Any of these actions would require the approval of the Fund's shareholders. The Fund's inability to find a substitute master fund or comparable investment management could have a significant impact upon its shareholders' investments. Any withdrawal of the Fund's assets could result in a distribution in kind of Senior Loans (as opposed to a cash distribution) to the Fund. Should such a distribution occur, the Fund would incur brokerage fees or other transaction costs in converting such Senior Loans to cash. In addition, a distribution in kind could result in a less diversified portfolio of the Fund and could affect the liquidity of the Fund.

The Portfolio may permit other investment companies and/or other institutional investors to invest, but members of the general public may not invest directly in the Portfolio. Other investors in the Portfolio are not required to sell their shares at the same public offering price as the Fund, and could incur different administrative fees, expenses, and sales commissions than the Fund. Therefore, Fund shareholders might have different investment returns than shareholders in another investment company that invests exclusively in the Portfolio. Investment by such other investors in the Portfolio would provide funds for the purchase of additional Senior Loans and would tend to reduce the Portfolio's operating expenses as a percentage of its net assets. Conversely, large-scale redemptions by any such other investors in the Portfolio could result in untimely liquidations of the Portfolio's Senior Loans, loss of investment flexibility, and increases in the operating expenses of the Portfolio as a percentage of its net assets. As a result, the Portfolio's security holdings may become less diverse, resulting in increased risk.


Information regarding any other investors in the Portfolio may be obtained by writing to Columbia Floating Rate Limited Liability Company, One Financial Center, Boston, MA 02111-2621 or by calling 1-800-426-3750. Columbia Management may provide administrative or other services to one or more such investors.


                              SHAREHOLDER REPORTS
The Fund issues reports to its shareholders annually and semi-annually that include financial information.

                             FINANCIAL STATEMENTS
The Fund will furnish without charge, when available, copies of its Annual Report and any subsequent Semi-Annual Report to shareholders upon request to the Fund, One Financial Center, Boston, MA 02111-2621, or by telephone toll-free at 1-800-426-3750.

                             TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION


                                                               Page
            The Fund..........................................    2
            Investment Policies...............................    2
            Portfolio Investments and Strategies..............    3
            Investment Restrictions...........................    7
            Repurchase Offer Fundamental Policy...............    9
            Management........................................   10
            Financial Statements..............................   21
            Principal Shareholders............................   22
            Investment Advisory and Other Services............   22
            Distributor.......................................   24
            Programs for Reducing or Eliminating Sales Charges   26
            Transfer Agent....................................   28
            Custodian.........................................   28
            Independent Accountants of the Fund and Portfolio.   28
            Portfolio Transactions............................   29
            Additional Income Tax Considerations..............   32
            Investment Performance............................   32
            Appendix--Ratings.................................   34



--------------------------------------------------------------------------------

[LOGO] ColumbiaFunds\\SM\\

        A Member of Columbia Management Group

       (C)2004 Columbia Funds Distributor, Inc.

       One Financial Center, Boston, MA 02111-2621
       800.426.3750 www.columbiafunds.com


                                                               761-01/631Q-1203

            Statement of Additional Information Dated January 1, 2004
                           COLUMBIA FLOATING RATE FUND
                               Class A, B, C and Z

                              One Financial Center
                        Boston, Massachusetts 02111-2621
                                 1-800-426-3750

          This Statement of Additional Information is not a prospectus but provides additional information that should be read in conjunction with the Fund's Prospectuses dated January 1, 2004 and any supplements thereto. A Prospectus may be obtained at no charge by telephoning 1-800-426-3750. Capitalized terms used in this Statement of Additional Information and not otherwise defined have the meanings given them in the Fund's Prospectuses.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
The Fund.......................................................................2
Investment Policies............................................................2
Portfolio Investments and Strategies...........................................3
Investment Restrictions........................................................7
Repurchase Offer Fundamental Policy........................................... 9
Management ...................................................................10
Financial Statements..........................................................21
Principal Shareholders........................................................22
Investment Advisory and Other Services........................................22
Distributor...................................................................24
Programs for Reducing or Eliminating Sales Charges............................26
Transfer Agent................................................................28
Custodian.....................................................................28
Independent Accountants of the Fund and Portfolio.............................28
Portfolio Transactions........................................................29
Additional Income Tax Considerations..........................................32
Investment Performance........................................................32
Appendix--Ratings.............................................................34


761-16/654Q-1203

                                    THE FUND

          Columbia Floating Rate Fund (the "Fund") is a non-diversified, closed-end management investment company. The Fund is engaged in a continuous public offering of its shares. The Fund makes Repurchase Offers on a quarterly basis to repurchase between 5% and 25% of its outstanding shares at the then current net asset value of the shares. The Fund's name was changed on October 18, 1999, from Stein Roe Floating Rate Income Fund to Liberty-Stein Roe Advisor Floating Rate Fund. On July 14, 2000, the Fund's name was changed from Liberty-Stein Roe Advisor Floating Rate Fund to Liberty Floating Rate Fund. The Fund's name was changed on October 13, 2003, from Liberty Floating Rate Fund to its current name. The Fund offers four classes of shares--Classes A, B, C, and Z.


          Columbia Management Advisors, Inc. ("Columbia Management" or the "Advisor") provides administrative services and is responsible for providing accounting and recordkeeping services to the Fund and the Portfolio (described below) and provides investment advisory services to the Portfolio.


          Special Considerations Regarding Master Fund/Feeder Fund Structure. Rather than invest in securities directly, the Fund seeks to achieve its objective by pooling its assets with those of other investment companies for investment in Columbia Floating Rate Limited Liability Company (the "Portfolio"), which has the same investment objective and substantially the same investment policies as the Fund. The purpose of such an arrangement is to achieve greater operational efficiencies and reduce costs. For more information, please refer to the Prospectus under the caption "Master Fund/Feeder Fund:
Structure and Risk Factors." The Fund's investment experience will correspond directly to the investment experience of the Portfolio. The Portfolio's name was changed on October 13, 2003 from Stein Roe Floating Rate Limited Liability Company to its current name.

                               INVESTMENT POLICIES

          The following information supplements the discussion of the investment objective and policies of the Fund and of the Portfolio described in the Prospectuses. In pursuing its objective, the Fund and the Portfolio will invest as described below and may employ the investment techniques described in the Prospectuses and elsewhere in this Statement of Additional Information. The investment objective of the Fund and the Portfolio is a non-fundamental policy and may be changed by the Board of Trustees of the Fund or the Board of Managers of the Portfolio, as applicable, without the approval of a "majority of the outstanding voting securities"/1/ of the Fund or Portfolio, as applicable.

          The investment objective of the Fund and of the Portfolio is to provide a high level of current income, consistent with preservation of capital. To achieve this objective the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of Senior Loans to Borrowers that operate in a variety of industries and geographic regions (including domestic and foreign entities).

          Under normal market conditions, at least 80% of the Portfolio's net assets (plus any borrowings for investment purposes) will be invested in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are secured, the Portfolio may invest up to 20% of its total assets in interests in Senior Loans that are not secured by any collateral and in other permitted investments (as described below).

          In addition, during normal market conditions, the Portfolio may invest up to 20% of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio's investments in Senior Loans. Such high quality, short-term securities may include commercial paper rated at least Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") or BBB, A-3 or higher by Standard & Poor's ("S&P") (or if unrated, determined by Columbia Management to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or if having no such rating, determined by Columbia Management

----------
/1/ A "majority of the outstanding voting securities" means the approval of the lesser of (i) 67% or more of the shares at a meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy or (ii) more than 50% of the outstanding shares.

to be of comparable quality), certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates. For more information, please refer to the Prospectus under the caption "Investment Objectives and Policies."

                      PORTFOLIO INVESTMENTS AND STRATEGIES

          The following sets forth information about the investment policies of the Fund and the Portfolio and the types of securities the Portfolio may buy. Please read this information together with information in the Prospectus under the caption "How the Fund or Portfolio Invests."

          Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and the Lenders represented in each case by one or more Agents of the several Lenders. Senior Loans in which the Portfolio will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally the Prime Rate, LIBOR, the CD rate or other base lending rates used by commercial lenders. The Senior Loans in the Portfolio's investment portfolio will at all times have a dollar-weighted average time until next interest rate redetermination of 90 days or less. Because of prepayment provisions, the actual remaining maturity of Senior Loans may vary substantially from the stated maturity of such loans. Columbia Management estimates actual average maturity of Senior Loans in the portfolio will be approximately 18-24 months.

          Participations and Assignments. The Portfolio may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders.

          When the Portfolio purchases a Participation, the Portfolio will typically enter into a contractual relationship with the Lender selling the Participation, but not with the Borrower. As a result, the Portfolio will assume the credit risk of both the Borrower and the Lender selling the Participation, and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. The Portfolio will purchase a Participation only when the Lender selling the Participation, and any other institution interpositioned between such Lender and the Portfolio at the time of investment, have outstanding debt obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by Columbia Management to be of comparable quality. The rights of the Portfolio when it acquires a Participation may be different from, and more limited than, the rights of Primary Lenders or of persons who acquire an Assignment. The Portfolio may pay a fee or forgo a portion of interest payments to the Lender selling a Participation or Assignment pursuant to the terms of such Participation or Assignment.


          Debt Restructuring. The Portfolio may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. Columbia Management's decision to purchase or retain such an interest will depend on its assessment of the likelihood that the Portfolio ultimately will receive full repayment of the principal amount of the Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, Columbia Management's evaluation of the potential value of such securities in relation to the price that could be obtained by the Portfolio at any given time upon sale thereof, the Portfolio may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Portfolio will not be treated as a Senior Loan and thus will not count toward the 80% of net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans.

          Bridge Financing. The Portfolio may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

          Other Securities. The Portfolio will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Portfolio generally will acquire interests in warrants, equity securities and junior debt securities only when Columbia Management believes that the relative value being given by the Portfolio in exchange for such interests is substantially outweighed by the potential value of such instruments.

          Investment in warrants, equity securities and junior debt securities entails certain risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Portfolio to minimize fluctuations in its net asset value.

          Defensive Investment Policy. If Columbia Management determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Portfolio may also engage in interest rate and other hedging transactions, lend portfolio holdings, purchase and sell interests in Senior Loans and other portfolio debt securities on a "when-issued" or "delayed-delivery" basis, and enter into repurchase and reverse repurchase agreements. These investment practices involve certain special risk considerations. Columbia Management may use some or all of the following investment practices when, in the opinion of Columbia Management, their use is appropriate. Although Columbia Management believes that these investment practices may further the Portfolio's investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.

          Structured Notes. The Portfolio may invest up to 5% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, which is a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced note could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Portfolio's policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.

          Borrowing. The Portfolio may borrow money for the purpose of obtaining short-term liquidity in connection with Repurchase Offers for Fund shares and for temporary, extraordinary or emergency purposes. Under the requirements of the Investment Company Act of 1940, as amended (the "1940 Act"), the Portfolio, immediately after any such borrowings, must have an asset coverage of at least 300%. Asset coverage is the ratio that the value of the total assets of the Portfolio, less all liabilities and indebtedness not represented by senior securities (as that term is defined in the 1940 Act), bears to the aggregate amount of any such borrowings by the Portfolio.

          The rights of any lenders to the Portfolio to receive payments of interest on and repayments of principal of such borrowings will be senior to those of the holders of Portfolio shares, and the terms of any such borrowings may contain provisions that limit certain activities of the Portfolio, including the payment of dividends to holders of Portfolio shares in certain circumstances. Further, the terms of any such borrowings may, and the provisions of the 1940 Act do (in certain circumstances), grant lenders certain voting rights in the event of default in the payment of interest or repayment of principal. In the event that such provisions would impair the Portfolio's status as a regulated investment company, the Portfolio, subject to the ability of the Portfolio to liquidate its relatively illiquid portfolio, intends to repay the borrowings. Interest payments and fees incurred in connection with any such borrowings will reduce the amount of net income available for payment to shareholders. The Portfolio may enter into an agreement with a financial institution providing for a facility, the proceeds of which may be used to finance, in part, repurchases.

          Derivatives. The Portfolio may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Portfolio expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Portfolio owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Portfolio's investment portfolio. To the extent Securities and

Exchange Commission ("SEC") guidance requires segregation of assets for certain derivative transactions the Fund will segregate a portion of its assets while party to these derivative transactions.

          Hedging Transactions. In addition, the Portfolio may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Portfolio would employ any hedging and risk management techniques. The Portfolio will not engage in any of the transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Portfolio. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of portfolio securities. The Portfolio will incur brokerage and other costs in connection with its hedging transactions.

          Interest Rate Swaps, Caps and Floors. The Portfolio may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Portfolio will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Portfolio with another party of their respective obligations to pay or receive interest (e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Portfolio may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Portfolio could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Portfolio would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

          The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Portfolio will not enter into swaps, caps or floors, if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Portfolio.

          In circumstances in which Columbia Management anticipates that interest rates will decline, the Portfolio might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Portfolio would receive payments from its counterparty that would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Portfolio purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Portfolio's counterparty would pay the Portfolio amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Portfolio would receive with respect to floating rate portfolio assets being hedged.


          The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on Columbia Management's ability to predict correctly the direction and extent of movements in interest rates. Although Columbia Management believes that use of the hedging and risk management techniques described above will benefit the Portfolio, if Columbia Management's judgment about the direction or extent of the movement in interest rates is incorrect, the Portfolio's overall performance could be worse than if it had not entered into any such transaction. For example, if the Portfolio had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Portfolio would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.


          Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, Columbia Management and the Portfolio believe such obligations do not constitute senior securities. The Portfolio will usually enter into interest rate swaps on a net basis (i.e., where the two parties make net payments with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained. If the Portfolio enters into a swap on other than a net basis, the Portfolio will maintain the full amount of its obligations under each such swap. Accordingly, the Portfolio does not treat swaps as senior securities. The Portfolio may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange ("NYSE") or other entities determined to be creditworthy by Columbia Management, pursuant to procedures adopted and reviewed on an ongoing basis by the Fund's Board of Trustees. If a default occurs by the other party to such transactions, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Portfolio's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Portfolio will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms Columbia Management believes are advantageous to the Portfolio. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Portfolio will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

          New Financial Products. New financial products continue to be developed and the Portfolio may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

          Lending of Portfolio Holdings. The Portfolio may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional Borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Portfolio would have the right to call a loan and obtain the financial instruments loaned at any time on five days' notice. For the duration of a loan, the Portfolio would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also would receive compensation from the investment of the collateral. The Portfolio would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Portfolio could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, such loans entail risks of delay in recovery or even loss of rights in the collateral should the Borrower of the financial instruments fail financially. However, the loans would be made only to Borrowers deemed by Columbia Management to be of good standing and when, in the judgment of Columbia Management, the consideration that can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Portfolio lends its portfolio holdings will be monitored on an ongoing basis by Columbia Management pursuant to procedures adopted and reviewed, on an ongoing basis, by the Board. No specific limitation exists as to the percentage of the Portfolio's assets that the Portfolio may lend.

          "When-Issued" and "Delayed-Delivery" Transactions. The Portfolio may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Portfolio on such Senior Loans in connection with such purchase transactions prior to the date the Portfolio actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation, the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the Portfolio is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value at least equal to the amount of such purchase commitments until payment is made. The Portfolio will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Portfolio may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Portfolio engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitations exist as to the percentage of the Portfolio's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.

          Repurchase Agreements. The Portfolio may enter into repurchase agreements (a purchase of, and simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the

Federal Reserve System and member firms of the NYSE. In entering into a repurchase agreement, the Portfolio buys securities from the bank or broker-dealer, with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Portfolio to earn a return on available liquid assets at minimal market risk, although the Portfolio may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Portfolio to the counterparty. In evaluating whether to enter into a repurchase agreement, Columbia Management will consider carefully the creditworthiness of the counterparty. If the bank or broker-dealer that is the seller petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Portfolio is unsettled. The securities underlying a repurchase agreement will be marked to market every business day and adjusted in amount so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and Columbia Management will monitor the value of the collateral. No specific limitation exists as to the percentage of the Portfolio's assets that may be invested in repurchase agreements.

          Reverse Repurchase Agreements. The Portfolio may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Portfolio. Under a reverse repurchase agreement, the Portfolio sells a debt security and simultaneously obtains the commitment of the purchaser (a commercial bank or a broker-dealer) to sell the security back to the Portfolio at an agreed upon price on an agreed upon date. The Portfolio will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Portfolio receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Portfolio under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Portfolio's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Portfolio's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Portfolio under a reverse repurchase agreement could decline below the price at which the Portfolio is obligated to repurchase them. Reverse repurchase agreements are considered borrowings by the Portfolio and as such are subject to the restrictions on borrowing described below under "Investment Restrictions." The Portfolio will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

          Rated Securities. For a description of the ratings applied by Moody's and S&P to short-term securities, please refer to the Appendix. The rated short-term securities described under "Investment Policies" above include securities given a rating conditionally by Moody's or provisionally by S&P. If the rating of a security held by the Portfolio is withdrawn or reduced, the Portfolio is not required to sell the security, but Columbia Management will consider such fact in determining whether the Portfolio should continue to hold the security.


          Portfolio Turnover. The frequency and amount of portfolio purchases and sales (known as the "turnover rate") will vary from year to year. It is anticipated that the Portfolio's turnover rate will be between 50% and 100%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when Columbia Management deems portfolio changes appropriate. Although the Portfolio generally does not intend to trade for short-term profits, the securities held by the Portfolio will be sold whenever Columbia Management believes it is appropriate to do so, without regard to the length of time a particular security may have been held. Higher portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs that the Portfolio will bear directly.

                             INVESTMENT RESTRICTIONS
          The Fund and the Portfolio operate under the following investment restrictions. Neither the Fund nor the Portfolio may:

          (1) invest in a security if, as a result of such investment, more than 25% of its total assets (taken at market value at the time of such investment) would be invested in the securities of issuers in any particular industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction) except that this restriction does not apply to (i) obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities; (ii) securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies; or (iii) [the Fund only] investment by the Fund of all or substantially all of its assets in another registered investment company having the same investment objective and substantially similar investment policies as the Fund;

          (2) invest in a security if, as a result of such investment, it would hold more than 10% of the outstanding voting securities (taken at the time of such investment) of any one issuer [the Fund only] except that all or substantially all of the assets of the Fund may be invested in another registered investment company having the same investment objective and substantially similar investment policies as the Fund;

          (3) purchase or sell real estate (although it may purchase securities secured by real estate or interests therein, or securities issued by companies that invest in real estate, or interests therein), except that it may hold for prompt sale and sell real estate or interests in real estate to which it may gain an ownership interest through the forfeiture of collateral securing loans or debt securities held by it;

          (4) purchase or sell commodities or commodities contracts or oil, gas or mineral programs, except that it may enter into (i) futures and options on futures and (ii) forward contracts;

          (5) make loans, although it may (a) lend portfolio securities and participate in an interfund lending program with other affiliated registered open-end investment companies provided that no such loan may be made if, as a result, the aggregate of such loans would exceed 33-1/3% of the value of its total assets (taken at market value at the time of such loans); (b) purchase money market instruments and enter into repurchase agreements; and (c) acquire publicly distributed or privately placed debt securities (including interests in Assignments and Participation) and other Senior Loans in which it is authorized to invest in accordance with its respective investment objectives and policies;

          (6) borrow except from banks, other affiliated funds and other entities to the extent permitted by the 1940 Act;

          (7) act as an underwriter of securities, except insofar as it may be deemed to be an "underwriter" for purposes of the Securities Act of 1933, as amended on disposition of securities acquired subject to legal or contractual restrictions on resale, [the Fund only] except that all or substantially all of the assets of the Fund may be invested in another registered investment company having the same investment objective and substantially similar investment policies as the Fund; or

          (8) issue any senior security except to the extent permitted under the 1940 Act (for this purpose Senior Loans shall not be deemed senior securities).

          The above restrictions are fundamental policies and may not be changed without the approval of a "majority of the outstanding voting securities," as previously defined herein.

          The Fund and the Portfolio are also subject to the following restrictions and policies that may be changed by the Board of Trustees of the Fund or the Board of Managers of the Portfolio, as applicable. None of the following restrictions shall prevent the Fund from investing all or substantially all of its assets in another investment company having the same investment objective and substantially similar investment policies as the Fund. Unless otherwise indicated, neither the Fund nor the Portfolio may:

          (A) invest for the purpose of exercising control or management [except to the extent that exercise by the Portfolio of its rights under Loan Agreements would be deemed to constitute such control or management];

          (B) purchase more than 3% of the stock of another investment company (other than the Portfolio) or purchase stock of other investment companies (other than the Portfolio) equal to more than 5% of its total assets (taken at market value at the time of purchase) in the case of any one other investment company (other than the Portfolio) and 10% of such assets (taken at market value at the time of purchase) in the case of all other investment companies (other than the Portfolio) in the aggregate; any such purchases are to be made in the open market where no profit to a sponsor or dealer results from the purchase, other than the customary broker's commission, except for securities acquired as part of a merger, consolidation or acquisition of assets;/2/

          (C) purchase shares of open-end investment companies, except in connection with a merger, consolidation, acquisition, or reorganization;

          (D) purchase a put or call option if the aggregate premiums paid for all put and call options then held exceed 20% of its net assets (less the amount by which any such positions are in-the-money), excluding put and call options purchased as closing transactions;/3/

          (E) write an option on a security unless the option is issued by the Options Clearing Corporation, an exchange, or similar entity;

          (F) invest in limited partnerships in real estate unless they are readily marketable;

          (G) sell securities short unless (i) it owns or has the right to obtain securities equivalent in kind and amount to those sold short at no added cost or (ii) the securities sold are "when-issued" or "when distributed" securities that it expects to receive in a recapitalization, reorganization, or other exchange for securities it contemporaneously owns or has the right to obtain and provided that transactions in options, futures, and options on futures are not treated as short sales;/4/

          (H) invest more than 15% of its total net assets (taken at market value at the time of a particular investment) in restricted securities, other than securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933, as amended; and

          (I) purchase securities on margin, except for use of short-term credit necessary for clearance of purchases and sales of portfolio securities, but it may make margin deposits in connection with transactions in options, futures, and options on futures (the purchase of Senior Loans, corporate debt securities, and other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin).
----------
/2/ The Fund and Portfolio have been informed that the staff of the SEC takes the position that the issuers of certain CMOs and certain other collateralized assets are investment companies and that subsidiaries of foreign banks may be investment companies for purposes of Section 12(d)(1) of the 1940 Act, which limits the ability of one investment company to invest in another investment company. Accordingly, the Fund and Portfolio intend to operate within the applicable limitations under Section 12(d)(1)(A) of the 1940 Act.
/3/ The Portfolio does not currently intend to purchase a put or call option if the aggregate premiums paid for all put and call options then held exceed 5% of its net assets (less the amount by which any such positions are in-the-money), excluding put and call options purchased as closing transactions.
/4/ The Portfolio does not currently intend to commit more than 5% of its assets to short sales.

                       REPURCHASE OFFER FUNDAMENTAL POLICY

          The Board has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly Repurchase Offers (the "Repurchase Offer Fundamental Policy").

          The Repurchase Offer Fundamental Policy sets the interval between each Repurchase Offer at one quarter and provides that the Fund shall conduct a Repurchase Offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Request Deadline will be established by the Fund and will be based on factors such as market conditions, liquidity of the Fund's assets and shareholder servicing conditions. The Repurchase Offer Fundamental Policy also provides that the repurchase pricing shall occur not later than the fourteenth day after the Repurchase Request Deadline or the next business day if the fourteenth day is not a business day.

          The Repurchase Offer Fundamental Policy may be changed only by a majority vote of the outstanding voting securities. For more information, please refer to the Prospectus under the caption "Periodic Repurchase Offers."

                                   MANAGEMENT

          The Advisor provides administrative and management services to the Fund. On April 1, 2003, Fleet Investment Advisors Inc., Stein Roe & Farnham Incorporated, Colonial Management Associates, Inc. and Newport Pacific Management, Inc. ("NPMI"), merged into Columbia Management Advisors, Inc. Each of the four merging companies was a registered investment advisor and advised various funds in the Columbia Funds Complex. The Advisor, located at 100 Federal Street, Boston, Massachusetts 02110, is a direct wholly owned subsidiary of Columbia Management Group, Inc. ("Columbia"), which is an indirect wholly owned subsidiary of FleetBoston Financial Corporation, a U.S. financial holding company. The Advisor is the surviving company in these mergers and is now the investment advisor. The Advisor has been an investment advisor since 1969.


          In addition, immediately prior to the mergers described above and also on April 1, 2003, Newport Fund Management, Inc. ("NFMI"), a subsidiary of NPMI and a registered investment advisor that advised several funds in the Columbia Funds Complex, merged into NPMI. As a result of NPMI's merger into the Advisor, the Advisor is now the advisor to the Funds previously advised by NFMI.

          The Board of Trustees of the Fund has overall management responsibility for the Fund. The following table sets forth certain information with respect to Trustees and officers of the Fund.

Columbia Funds Complex consists of the following funds (the "Funds"):


The series of Columbia Funds Trust I, the series of Columbia Funds Trust II, the series of Columbia Funds Trust III, the series of Columbia Funds Trust IV, the series of Columbia Funds Trust V, the series of Columbia Funds Trust VI, the series of Columbia Funds Trust VII, the series of Liberty Variable Investment Trust and 9 closed-end or interval management investment company portfolios. (For purposes of this Trustees and Trustees' Fees section only, the "Liberty Funds").


The series of Columbia Funds Trust VIII, the series of Columbia Funds Trust IX, the series of Columbia Funds Trust XI, the series of SteinRoe Variable Investment Trust and 3 closed-end management investment company portfolios. (For purposes of this Trustees and Trustees' Fees section only, the "Stein Roe Funds").


Two closed-end management investment company portfolios named Liberty All-Star Equity Fund and Liberty All-Star Growth Fund, Inc. (For purposes of this Trustees and Trustees' Fees section only, the "All-Star Funds").


Columbia Management Multi-Strategy Hedge Fund, LLC.


Columbia Balanced Fund, Inc., Columbia Common Stock Fund, Inc., Columbia Daily Income Company, Columbia Fixed Income Securities Fund, Inc., Columbia Growth Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Strategic Value Fund, Inc., Columbia Technology Fund, Inc. and the series of CMG Fund Trust. (For purposes of this Trustees and Trustees' Fees section only, the "Columbia Funds").


The series of The Galaxy Funds. (For purposes of this Trustees and Trustees' Fees section only, the "Galaxy Funds").


The series of Columbia Acorn Trust and the series of Wanger Advisors Trust. (For purposes of this Trustees and Trustees' fees section only, the "Acorn Funds" and "WAT Funds," respectively).

          The Trustees and officers serve terms of indefinite duration. The names, addresses and ages of the Trustees and officers of the Fund, the year each was first elected or appointed to office, their principal business occupations during at least the last five years, the number of portfolios overseen by each Trustee and other directorships they hold are shown below. Each officer listed below serves as an officer of each Fund in the Columbia Funds Complex.


                                                                                              Number of
                                                                                            Portfolios in
                                              Year First                                   Columbia Funds
                                              Elected or                                       Complex
                                 Position    Appointed to     Principal Occupation(s)         Overseen
   Name, Address and Age        with Funds    Office/1/        During Past Five Years        by Trustee     Other Directorships Held
-----------------------------   ----------   ------------   ----------------------------   --------------   ------------------------
Disinterested Trustees
Douglas A. Hacker (Age 48)       Trustee         1996       Executive Vice President -           124          Orbitz, Inc. (on-line
P.O. Box 66100                                              Strategy of United Airlines                          travel company)
Chicago, IL 60666                                           (airline) since December,
                                                            2002 (formerly President of
                                                            UAL Loyalty Services
                                                            (airline) from September,
                                                            2001 to December, 2002;
                                                            Executive Vice President and
                                                            Chief Financial Officer of
                                                            United Airlines from March,
                                                            1993 to September, 2001;
                                                            Senior Vice President and
                                                            Chief Financial Officer of
                                                            UAL, Inc. prior thereto).

Janet Langford Kelly (Age 45)    Trustee         1996       Chief Administrative Officer         124                  None
3100 West Beaver Road                                       and Senior Vice President,
Troy, MI 48084-3163                                         Kmart Holding Corporation
                                                            since September, 2003
                                                            (formerly Executive Vice
                                                            President-Corporate
                                                            Development and
                                                            Administration, General
                                                            Counsel and Secretary,
                                                            Kellogg Company (food
                                                            manufacturer), from
                                                            September, 1999 to August,
                                                            2003; Senior Vice President,
                                                            Secretary and General
                                                            Counsel, Sara Lee
                                                            Corporation (branded,
                                                            packaged, consumer-products
                                                            manufacturer) from January,
                                                            1995 to September, 1999).

Richard W. Lowry (Age 67)        Trustee         1995       Private Investor since               126/3/               None
10701 Charleston Drive                                      August, 1987 (formerly
Vero Beach, FL 32963                                        Chairman and Chief Executive
                                                            Officer, U.S. Plywood
                                                            Corporation (building
                                                            products manufacturer)).

                                                                                              Number of
                                                                                            Portfolios in
                                              Year First                                   Columbia Funds
                                              Elected or                                       Complex
                                 Position    Appointed to     Principal Occupation(s)         Overseen
   Name, Address and Age        with Funds    Office/1/        During Past Five Years        by Trustee     Other Directorships Held
-----------------------------   ----------   ------------   ----------------------------   --------------   ------------------------
Disinterested Trustees
Charles R. Nelson (Age 61)       Trustee         1981       Professor of Economics,              124                  None
Department of Economics                                     University of Washington,
University of Washington                                    since January, 1976; Ford
Seattle, WA 98195                                           and Louisa Van Voorhis
                                                            Professor of Political
                                                            Economy, University of
                                                            Washington, since September,
                                                            1993; Director, Institute
                                                            for Economic Research,
                                                            University of Washington,
                                                            since September, 2001;
                                                            Adjunct Professor of
                                                            Statistics, University of
                                                            Washington, since September,
                                                            1980; Associate Editor,
                                                            Journal of Money Credit and
                                                            Banking, since September,
                                                            1993; consultant on
                                                            econometric and statistical
                                                            matters.

John J. Neuhauser (Age 60)       Trustee         1985       Academic Vice President and          127/3,4/    Saucony, Inc. (athletic
84 College Road                                             Dean of Faculties since                           footwear); SkillSoft
Chestnut Hill, MA 02467-3838                                August, 1999, Boston College                       Corp. (E-Learning)
                                                            (formerly Dean, Boston
                                                            College School of Management
                                                            from September, 1977 to
                                                            September, 1999).

Patrick J. Simpson (Age 58)      Trustee         2000       Partner, Perkins Coie L.L.P.         124                  None
1211 S.W. 5th Avenue                                        (formerly Partner, Stoel
Suite 1500                                                  Rives Boley Jones & Grey)
Portland, OR 97204                                          (law firm)).

Thomas E. Stitzel (Age 67)       Trustee         1998       Business Consultant since            124                  None
2208 Tawny Woods Place                                      1999 (formerly Professor of
Boise, ID  83706                                            Finance from 1975 to 1999
                                                            and Dean from 1977 to 1991,
                                                            College of Business, Boise
                                                            State University); Chartered
                                                            Financial Analyst.

Thomas C. Theobald (Age 66)      Trustee         1996       Managing Director, William           124         Anixter International
27 West Monroe Street,                                      Blair Capital Partners                              (network support
Suite 3500                                                  (private equity investing)                       equipment distributor),
Chicago, IL 60606                                           since September, 1994                           Jones Lang LaSalle (real
                                                            (formerly Chief Executive                                estate
                                                            Officer and Chairman of the
                                                            Board of Directors,
                                                            Continental Bank Corporation

                                                                                              Number of
                                                                                            Portfolios in
                                              Year First                                   Columbia Funds
                                              Elected or                                       Complex
                                 Position    Appointed to     Principal Occupation(s)         Overseen
   Name, Address and Age        with Funds    Office/1/        During Past Five Years        by Trustee     Other Directorships Held
-----------------------------   ----------   ------------   ----------------------------   --------------   ------------------------
Disinterested Trustees
                                                            prior thereto).                                   management services)
                                                                                                              and MONY Group (life
                                                                                                                   insurance).
Anne-Lee Verville (Age 58)       Trustee         1998       Author and speaker on                125/4/     Chairman of the Board of
359 Stickney Hill Road                                      educational systems needs                       Directors, Enesco Group,
Hopkinton, NH 03229                                         (formerly General Manager,                      Inc. (designer, importer
                                                            Global Education Industry                          and distributor of
                                                            from 1994 to 1997, and                                giftware and
                                                            President, Applications                              collectibles).
                                                            Solutions Division from 1991
                                                            to 1994, IBM Corporation
                                                            (global education and global
                                                            applications)).

Richard L. Woolworth (Age 62)    Trustee         1991       Chairman and Chief Executive         124         NW Natural (a natural
100 S.W. Market Street                                      Officer, The Regence Group                        gas service provider)
#1500                                                       (healthcare maintenance
Portland, OR 97207                                          organization) (formerly
                                                            Chairman and Chief Executive
                                                            Officer, BlueCross
                                                            BlueShield of Oregon;
                                                            Certified Public Accountant,
                                                            Arthur Young & Company)

                                                                                              Number of
                                                                                            Portfolios in
                                              Year First                                   Columbia Funds
                                              Elected or                                       Complex
                                 Position    Appointed to     Principal Occupation(s)         Overseen
   Name, Address and Age        with Funds    Office/1/        During Past Five Years        by Trustee     Other Directorships Held
-----------------------------   ----------   ------------   ----------------------------   --------------   ------------------------
Interested Trustees
William E. Mayer/2/ (Age 63)     Trustee         1994       Managing Partner, Park               126/3/      Lee Enterprises (print
399 Park Avenue                                             Avenue Equity Partners                           media), WR Hambrecht +
Suite 3204                                                  (private equity) since                           Co. (financial service
New York, NY 10022                                          February, 1999 (formerly                           provider) and First
                                                            Founding Partner,                                 Health (healthcare).
                                                            Development Capital LLC from
                                                            November 1996 to February,
                                                            1999; Dean and Professor,
                                                            College of Business and
                                                            Management, University of
                                                            Maryland from October, 1992
                                                            to November, 1996).

Joseph R. Palombo/2/ (Age 50)    Trustee,        2000       Executive Vice President and         125/5/               None
One Financial Center             Chairman                   Chief Operating Officer of
Boston, MA 02111                  of the                    Columbia Management Group,
                                 Board and                  Inc. (Columbia) since
                                 President                  December, 2001 and Director,
                                                            Executive Vice President and
                                                            Chief Operating Officer of
                                                            the Advisor since April,
                                                            2003 (formerly Chief
                                                            Operations Officer of Mutual
                                                            Funds, Liberty Financial
                                                            Companies, Inc. from August,
                                                            2000 to November, 2001;
                                                            Executive Vice President of
                                                            Stein Roe & Farnham
                                                            Incorporated (Stein Roe)
                                                            from April, 1999 to April,
                                                            2003; Director of Colonial
                                                            Management Associates, Inc.
                                                            (Colonial) from April, 1999
                                                            to April, 2003; Director of
                                                            Stein Roe from September,
                                                            2000 to April, 2003)
                                                            President of Columbia Funds
                                                            and Galaxy Funds since
                                                            February, 2003 (formerly
                                                            Vice President from
                                                            September 2002 to February
                                                            2003); Manager of Stein Roe
                                                            Floating Rate Limited
                                                            Liability Company since
                                                            October, 2000; (formerly
                                                            Vice President of the
                                                            Columbia Funds from April,
                                                            1999 to August, 2000; Chief
                                                            Operating Officer and Chief
                                                            Compliance Officer, Putnam
                                                            Mutual Funds from December,
                                                            1993 to March, 1999).

/1/ In December 2000, the boards of each of the former Liberty Funds and former Stein Roe Funds were combined into one board of trustees responsible for the oversight of both fund groups (collectively, the "Liberty Board"). In October 2003, the trustees on the Liberty Board were elected to the boards of the Columbia Funds (the "Columbia Board") and of the CMG Funds (the "CMG Funds Board"); simultaneous with that election, Patrick J. Simpson and Richard L. Woolworth, who had been directors on the Columbia Board and trustees on the CMG Funds Board, were appointed to serve as trustees of the Liberty Board. The date shown is the earliest date on which a trustee/director was elected or appointed to the board of a Fund in the Columbia Funds Complex.
/2/ Mr. Mayer is an "interested person" (as defined in the Investment Company Act of 1940 (1940 Act)) by reason of his affiliation with WR Hambrecht + Co. Mr. Palombo is an interested person as an employee of the Advisor.
/3/ Messrs. Lowry, Neuhauser and Mayer also serve as directors/trustees of the All-Star Funds, currently consisting of 2 funds, which are advised by an affiliate of the Advisor.
/4/ Mr. Neuhauser and Ms. Verville also serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.
/5/ Mr. Palombo also serves as an interested director of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.


                                              Year First
                                              Elected or
                                 Position    Appointed to                           Principal Occupation(s)
   Name, Address and Age        with Funds      Office                               During Past Five Years
-----------------------------   ----------   ------------   ------------------------------------------------------------------------
Officers
Vicki L. Benjamin (Age 42)        Chief          2001       Controller of the Columbia Funds and of the Liberty All-Star Funds since
One Financial Center            Accounting                  May, 2002; Chief Accounting Officer of the Columbia Funds and Liberty
Boston, MA 02111                 Officer                    All-Star Funds since June, 2001; Controller and Chief Accounting Officer
                                   and                      of the Galaxy Funds since September, 2002 (formerly Vice President,
                                Controller                  Corporate Audit, State Street Bank and Trust Company from May, 1998 to
                                                            April, 2001; Audit Manager from July, 1994 to June, 1997; Senior Audit
                                                            Manager from July, 1997 to May, 1998, Coopers & Lybrand, LLP).

J. Kevin Connaughton (Age 39)    Treasurer       2000       Treasurer of the Columbia Funds and of the Liberty All-Star Funds since
One Financial Center                                        December, 2000; Vice President of the Advisor since April, 2003
Boston, MA 02111                                            (formerly Controller of the Columbia Funds and of the Liberty All-Star
                                                            Funds from February, 1998 to October, 2000); Treasurer of the Galaxy
                                                            Funds since September, 2002; Treasurer, Columbia Management
                                                            Multi-Strategy Hedge Fund, LLC since December, 2002 (formerly Vice
                                                            President of Colonial from February, 1998 to October, 2000 and Senior
                                                            Tax Manager, Coopers & Lybrand, LLP from April, 1996 to January, 1998).

David Rozenson (Age 49)          Secretary       2003       Secretary of the Columbia Funds and of the Liberty All-Star Funds since
One Financial Center                                        December, 2003; Senior Counsel, Fleet Boston Financial Corporation since
Boston, MA 02111                                            January, 1996: Associate General Counsel, Columbia Management Group
                                                            since November, 2002.

          Certain of the trustees and officers of the Trust and the Portfolio also are trustees or officers of other investment companies managed by Columbia Management or its affiliates; and some of the officers are also officers of Columbia Funds Distributor, Inc., the Fund's distributor.

Trustees and Trustees' Fees

Columbia Management or its affiliates pay the compensation of all the officers of the Funds in the Columbia Funds Complex, including Trustees who are affiliated with Columbia Management. For the fiscal year ended August 31, 2003 and the calendar year ended December 31, 2002, the Trustees received the following compensation for serving as Trustees:


                         Pension or Retirement    Aggregate Compensation    Total Compensation From Fund and
                          Benefits Accrued As    From Fund For The Fiscal       The Fund Complex Paid To
                              Part of Fund               Year Ended          Trustees For The Calendar Year
Trustee                        Expenses(1)             August 31, 2003          Ended December 31, 2002(2)
-------                  ---------------------   ------------------------   --------------------------------
John A. Benning                   N/A                      N/A                           $ 12,306
Robert J. Birnbaum                N/A                      N/A                             24,806
Tom Bleasdale(3)                  N/A                      N/A                             51,500
Lora S. Collins(3)                N/A                      N/A                             96,000
James E. Grinnell(3)              N/A                      N/A                             24,806
Douglas A. Hacker                 N/A                    $1,107                            98,000
Janet Langford Kelly              N/A                     1,040                            97,000
Richard W. Lowry                  N/A                     1,080                           124,806
Salvatore Macera(4)               N/A                     1,007                            98,004
William E. Mayer                  N/A                     1,090                           127,806
James L. Moody, Jr.(3)            N/A                      N/A                             91,000
Charles R. Nelson                 N/A                     1,109                           120,182
John J. Neuhauser                 N/A                     1,121                           124,974
Joseph R. Palombo(5)              N/A                      N/A                              N/A
Patrick J. Simpson                N/A                      N/A                             57,000
Thomas E. Stitzel                 N/A                     1,040                            98,000
Thomas C. Theobald                N/A                     1,090(6)                        102,000
Anne-Lee Verville(7)              N/A                     1,174                           102,000
Richard L. Woolworth              N/A                      N/A                             57,000

(1) The Fund does not currently provide pension or retirement plan benefits to the Trustees.

(2) As of December 31, 2002, the Columbia Funds Complex consisted of 120 open-end and 14 closed-end management investment company portfolios. As of December 27, 2000, the boards of trustees of the Liberty Funds and Stein Roe Funds were effectively combined into a single board for the Liberty Funds and Stein Roe Funds. Effective October 8, 2003, Patrick J. Simpson and Richard L. Woolworth, then directors/trustees of the Columbia Funds, were appointed to the board of trustees of the Liberty Funds and Stein Roe Funds. Also effective October 8, 2003, the trustees of the Liberty Funds and the Stein Roe Funds were elected as directors/trustees of the Columbia Funds. A single combined board of trustees/directors now oversees all of the Liberty Funds, Stein Roe Funds and Columbia Funds. The All-Star Funds, Columbia Management Multi-Strategy Hedge Fund, LLC, the Galaxy Funds , the Acorn Funds and the WAT Funds each have separate boards of trustees/directors.

(3) In connection with the combination of the Liberty Funds and Stein Roe Funds boards of trustees, Messrs. Bleasdale, Grinnell, Moody and Ms. Collins received $154,500, $75,000, $182,000, and $192,000, respectively, for retiring prior to their respective board's mandatory retirement age. This payment continued for the lesser of two years or until the date the Trustee would otherwise have retired at age 72. The payments, which began in 2001 and ended on October 1, 2002, were paid quarterly. FleetBoston Financial Corporation ("FleetBoston") and the Funds in the Columbia Funds Complex at the time each bore one-half of the cost of the payments. The portion of the payments borne by FleetBoston was paid by Liberty Financial Companies, Inc. ("LFC") prior to November 1, 2001, when the asset management business of LFC was acquired by Fleet National Bank, a subsidiary of FleetBoston. The Columbia Funds Complex portion of the payments was allocated among the Columbia Funds Complex based on each fund's share of the Trustee fees for 2000.
(4) Mr. Macera retired as a Trustee from the Board of Trustees effective June 18, 2003.
(5) Mr. Palombo does not receive compensation because he is an employee of Columbia Management. Because Mr. Palombo is an "interested person" of Liberty Asset Management Company, he resigned his position as a director of the All-Star Funds on November 1, 2001, in connection with the acquisition of the asset management business of LFC by Fleet National Bank.
(6) During the fiscal year ended August 31, 2002, Mr. Theobald deferred $325 of his compensation, pursuant to the deferred compensation plan. At December 31, 2002, the value of Mr. Theobald's account under that plan was $0.
(7) During the fiscal year ended August 31, 2003 and the calendar year ended December 31, 2002 Ms. Verville deferred a portion of her compensation of $560 from the Fund and $51,000 of her total compensation from the Columbia Funds Complex pursuant to the deferred compensation plan. At December 31, 2002, the value of Ms. Verville's account under that plan was $284,016.


Role of the Board of Trustees


          The Trustees of the Fund are responsible for the overall management and supervision of the Fund's affairs and for protecting the interests of the shareholders. The Trustees meet periodically throughout the year to oversee the Fund's activities, review contractual arrangements with service providers for the Fund and review the Fund's performance. The Trustees have created several committees to perform specific functions for the Funds.


Audit Committee

          Ms. Verville and Messrs. Hacker, Stitzel and Woolworth are members of the Audit Committee of the Board of Trustees of the Fund. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Nelson and Neuhauser were members of the Audit Committee of the Board of Trustees of the Fund. -The Audit Committee's functions include making recommendations to the Trustees regarding the selection and performance of the independent accountants, and reviewing matters relative to accounting and auditing practices and procedures, accounting records, and the internal accounting controls, of the Fund and certain service providers. In the fiscal year ended August 31, 2003, the Audit Committee convened ten times.


Governance Committee

          Messrs. Lowry, Mayer, Simpson and Theobald are members of the Governance Committee of the Board of Trustees of the Fund. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Lowry, Mayer and Theobald were members of the Governance Committee of the Board of Trustees of the Fund. -The Governance Committee's functions include recommending to the Trustees nominees for independent Trustee positions and for appointments to various committees, performing periodic evaluations of the effectiveness of the Board, reviewing and recommending to the Board policies and practices to be followed in carrying out the Trustees' duties and responsibilities and reviewing and making recommendations to the Board regarding the compensation of the Trustees who are not affiliated with the Funds' investment advisors. The Governance Committee will consider candidates for Trustee recommended by shareholders. Written recommendations with supporting information should be directed to the Committee, in care of the Fund. In the fiscal year ended August 31, 2003, the Governance Committee convened four times.


Advisory Fees & Expenses Committee

          Ms. Kelly and Messrs. Mayer, Nelson and Neuhauser are members of the Advisory Fees and Expenses Committee of the Board of Trustees of the Fund. Prior to October 8, 2003, Ms. Kelly and Messrs. Mayer, Neuhauser, Stitzel and Theobald were members of the Advisory Fees and Expenses Committee of the Board of Trustees of the Fund. -The Advisory Fees and Expenses Committee's functions include reviewing and making recommendations to the Board as to contracts requiring approval of a majority of the disinterested Trustees and as to any other contracts that may be referred to the Committee by the Board. In the fiscal year ended August 31, 2003, the Advisory Fees and Expenses Committee convened four times.


Investment Oversight Committees


          Beginning in 2004, each Trustee of the Funds also will serve on an Investment Oversight Committee ("IOC"). Each IOC will be responsible for monitoring, on an ongoing basis, a select group of funds in the Columbia Funds Complex and will give particular consideration to such matters as the Funds' adherence to their investment mandates, historical performance, changes in investment processes and personnel, and proposed changes to investment objectives. Investment personnel who manage the Funds will attend IOC meetings from time to time to assist each IOC in its review of the Funds. Each IOC will meet four times a year. The following are members of the respective IOCs and the general categories of Funds which they will review:


          IOC #1: Messrs. Lowry, Mayer and Neuhauser will be responsible for reviewing Funds in the following asset categories: Large Growth Diversified, Large Growth Concentrated, Small Growth, Outside Managed (i.e., sub-advised), Municipal and Bank Loan.
          IOC #2: Messrs. Hacker and Palombo and Ms. Verville will be responsible for reviewing Funds in the following asset categories: Large Blend, Small Blend, Foreign Stock, Fixed Income - Multi Sector and Fixed Income - Core.
          IOC#3: Messrs. Theobald and Stitzel and Ms. Kelly will be responsible for reviewing Funds in the following asset categories: Large Value, Mid Cap Value, Small Value, Asset Allocation, High Yield and Money Market.
          IOC#4: Messrs. Nelson, Simpson and Woolworth will be responsible for reviewing Funds in the following asset categories:
                    Large Blend, Mid Cap Growth, Small Growth, Asset Allocation, Specialty Equity, Taxable Fixed Income and Money Market.



Share Ownership

          The following table shows the dollar range of equity securities beneficially owned by each Trustee as of December 31, 2002 (i) in the Fund and
(ii) in the Funds in the Columbia Funds Complex.

                                                             Aggregate Dollar Range of Equity Securities
                         Dollar Range of Equity Securities    Owned in All Funds Overseen by Trustee in
       Name of Trustee           Owned in The Fund                      Columbia Funds Complex
       ---------------   ---------------------------------   -------------------------------------------
Disinterested Trustees
Douglas A. Hacker                        $0                                   Over $100,000
Janet Langford Kelly                     $0                                   Over $100,000
Richard W. Lowry                         $0                                   Over $100,000
Salvatore Macera                         $0                              $50,001 - $100,000
Charles R. Nelson                        $0                                   Over $100,000
John J. Neuhauser                        $0                                   Over $100,000
Patrick J. Simpson                       $0                                   Over $100,000
Thomas E. Stitzel                        $0                              $50,001 - $100,000
Thomas C. Theobald                       $0                                   Over $100,000
Anne-Lee Verville(8)                     $0                                        $      0
Richard L. Woolworth                     $0                              $ 10,001- $ 50,000
Interested Trustees
William E. Mayer                         $0                              $50,001 - $100,000
Joseph R. Palombo                        $0                              $     1 - $ 10,000


(8) Ms. Verville has elected to defer her compensation as a Trustee under the deferred compensation plan for independent Trustees of the Columbia Funds Complex. The value of her deferred compensation is determined as if the amounts had been invested, as of the date of deferral, in shares of one or more funds in the complex as specified by her. At December 31, 2002, the value of her deferred compensation account exceeded $100,000.


Trustee Positions

As of December 31, 2002, no disinterested Trustee or any of their immediate family members owned beneficially or of record any class of securities of FleetBoston Financial, the Advisor, another investment advisor, sub-advisor or portfolio manager of any of the series in the Columbia Funds Complex or any person controlling, controlled by or under common control with any such entity.


Approving the Investment Advisory Contract

In determining to approve the most recent annual extension of the Fund's management agreement, the Trustees met over the course of the year with the relevant investment advisory personnel from Columbia Management and considered information provided by Columbia Management relating to the education, experience and number of investment professionals and other personnel providing services under that agreement. See "Managing the Fund" in the Fund's Prospectus and "Trustees and Officers" in this SAI. The Trustees also took into account the time and attention devoted by senior management to the Fund and the other funds in the complex. The Trustees evaluated the level of skill required to manage the Fund and concluded that the human resources devoted by the Advisor to the Fund were appropriate to fulfill effectively Columbia Management's duties under the agreement. The Trustees also considered the business reputation of Columbia Management and its financial resources, and concluded that Columbia Management would be able to meet any reasonably foreseeable obligations under the agreement.


The Trustees received information concerning the investment philosophy and investment process applied by Columbia Management in managing the Fund. See "Principal Investment Strategies" and "Principal Investment Risks" in the Fund's Prospectus. In this connection, the Trustees considered Columbia Management's in-house research capabilities as well as other resources available to the Advisor's personnel, including research services available to Columbia Management as a result of securities transactions effected for the Fund and other investment advisory clients. The Trustees concluded that Columbia Management's investment process, research capabilities and philosophy were well suited to the Fund, given the Fund's investment objectives and policies.


The Trustees considered the scope of the services provided by Columbia Management to the Fund under the agreement relative to services provided by third parties to other mutual funds. See "Fund Charges and Expenses" and "Management of the Funds - The Management Agreement". The Trustees concluded that the scope of Columbia

Management's services to the Fund was consistent with the Fund's operational requirements, including, in addition to its investment objective, compliance with the Fund's investment restrictions, tax and reporting requirements and related shareholder services.


The Trustees considered the quality of the services provided by Columbia Management to the Fund. The Trustees evaluated Columbia Management's record with respect to regulatory compliance and compliance with the investment policies of the Fund. The Trustees also evaluated the procedures of Columbia Management designed to fulfill Columbia Management's fiduciary duty to the Fund with respect to possible conflicts of interest, including Columbia Management's code of ethics (regulating the personal trading of its officers and employees) (see "Management of the Funds - Code of Ethics"), the procedures by which Columbia Management allocates trades among its various investment advisory clients and the record of Columbia Management in these matters. The Trustees also received information concerning standards of Columbia Management with respect to the execution of portfolio transactions. See "Management of the Funds - Portfolio Transactions."


The Trustees considered Columbia Management's management of non-advisory services provided by persons other than Columbia Management by reference, among other things, to the Fund's total expenses and the reputation of the Fund's other service providers. See "Your Expenses" in the Fund's Prospectus. The Trustees also considered information provided by third parties relating to the Fund's investment performance relative to its performance benchmark(s), relative to other similar funds managed by Columbia Management and relative to funds managed similarly by other Advisors. The Trustees reviewed performance over various periods, including the Fund's one, five and ten year calendar year periods and/or the life of the Fund, as applicable (See "Performance History" in the Fund's Prospectus), as well as factors identified by Columbia Management as contributing to the Fund's performance. See the Fund's most recent annual and semi-annual reports. The Trustees concluded that the scope and quality of Columbia Management's services was sufficient to merit reapproval of the agreement for another year.


In reaching that conclusion, the Trustees also gave substantial consideration to the fees payable under the agreement. The Trustees reviewed information concerning fees paid to investment Advisors of similarly-managed funds. The Trustees also considered the fees of the Fund as a percentage of assets at different asset levels and possible economies of scale to Columbia Management. The Trustees evaluated Columbia Management's profitability with respect to the Fund, concluding that such profitability appeared to be generally consistent with levels of profitability that had been determined by courts to be "not excessive." For these purposes, the Trustees took into account not only the actual dollar amount of fees paid by the Fund directly to Columbia Management, but also so-called "fallout benefits" to Columbia Management such as reputational value derived from serving as investment Advisor to the Fund and the research services available to Columbia Management by reason of brokerage commissions generated by the Fund's turnover. In evaluating the Fund's advisory fees, the Trustees also took into account the complexity of investment management for the Fund relative to other types of funds. Based on challenges associated with less readily available market information about foreign issuers and smaller capitalization companies, limited liquidity of certain securities, and the specialization required for focused funds, the Trustees concluded that generally greater research intensity and trading acumen is required for equity funds, and for international or global funds, as compared to funds investing, respectively, in debt obligations or in U.S. issuers. Similarly, the Trustees concluded that, generally, small capitalization equity funds and focused funds including state specific municipal funds, require greater intensity of research and trading acumen than larger capitalization or more diversified funds. See "The Fund" in the Fund's Prospectus.


Based on the foregoing, the Trustees concluded that the fees to be paid Columbia Management under the advisory agreement were fair and reasonable, given the scope and quality of the services rendered by the Advisor.


General

          Messrs. Lowry, Mayer and Neuhauser are also trustees/directors of the Liberty All-Star Funds. Messrs. Neuhauser and Palombo and Ms. Verville are also directors of Columbia Management Multi-Strategy Hedge Fund, LLC.


     The Trustees serve as trustees of all open-end funds managed by the Advisor for which each Trustee (except Mr. Palombo) will receive an annual retainer of $45,000 and attendance fees of $8,000 for each regular and special joint board meeting and $1,000 for each special telephonic joint board meeting. Beginning in December, 2003, Mr. Theobald began serving as the Chairman of the Board. Mr. Theobald receives an annual retainer of $40,000 for serving in this capacity. All committee chairs, except the Audit Committee chair, receive an annual retainer of $5,000 and Committee chairs receive $1,500 for each special committee meeting attended on a day other than a regular joint board meeting day. The Audit Committee chair receives an annual retainer of $10,000 and receives $2,000 for each Audit Committee meeting. Committee members receive $1,500 for each special committee meeting attended on a day other than a regular joint board meeting day. Two-thirds of the Trustee fees are allocated among the Funds based on each Fund's relative net assets and one-third of the fees is divided equally among the Funds.

Code of Ethics

          The Fund, Columbia Management, and the Distributor have adopted Codes of Ethics pursuant to the requirements of the Act. These Codes of Ethics permit personnel subject to the Codes to invest in securities, including securities that may be purchased or held by the Funds. These Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room and may be obtained by calling the SEC at 1-202-942-8090. These Codes are also available on the EDGAR Database on the SEC's internet web site at http://www.sec.gov, and may also be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.


Anti-Money Laundering Compliance

          The Fund is required to comply with various anti-money laundering laws and regulations. Consequently, the Fund may request additional information from you to verify your identity. If at any time the Fund believes a shareholder may be involved in suspicious activity or if certain account information matches information on government lists of suspicious persons, the Fund may choose not to establish a new account or may be required to "freeze" a shareholder's account. The Fund also may be required to provide a governmental agency with information about transactions that have occurred in a shareholder's account or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the law may not permit the Fund to inform the shareholder that it has taken the actions described above.


Proxy Voting Policies

          The Fund has delegated to the Advisor the responsibility to vote proxies relating to portfolio securities held by the Fund. In deciding to delegate this responsibility to the Advisor, the Board of Trustees of the Trust reviewed and approved the policies and procedures adopted by the Advisor. These included the procedures that the Advisor follows when a vote presents a conflict between the interests of the Fund and its shareholders and the Advisor, its affiliates, its other clients or other persons.


          The Advisor's policy is to vote all proxies for Fund securities in a manner considered by the Advisor to be in the best interest of the Fund and its shareholders without regard to any benefit to the Advisor, its affiliates, its other clients or other persons. The Advisor examines each proposal and votes against the proposal, if, in its judgment, approval or adoption of the proposal would be expected to impact adversely the current or potential market value of the issuer's securities. The Advisor also examines each proposal and votes the proxies against the proposal, if, in its judgment, the proposal would be expected to affect adversely the best interest of the Fund. The Advisor determines the best interest of the Fund in light of the potential economic return on the Fund's investment.


          The Advisor addresses potential material conflicts of interest by having predetermined voting guidelines. For those proposals that require special consideration or in instances where special circumstances may require varying from the predetermined guideline, the Advisor's Proxy Committee determines the vote in the best interest of the Fund, without consideration of any benefit to the Advisor, its affiliates, its other clients or other persons. A member of the Proxy Committee is prohibited from voting on any proposal for which he or she has a conflict of interest by reason of a direct relationship with the issuer or other party affected by a given proposal. Persons making recommendations to the Proxy Committee or its members are required to disclose to the Committee any relationship with a party making a proposal or other matter known to the person that would create a potential conflict of interest.


          The Advisor has three classes of proxy proposals. The first two classes are predetermined guidelines to vote for or against specific proposals, unless otherwise directed by the Proxy Committee. The third class is for proposals given special consideration by the Proxy Committee. In addition, the Proxy Committee considers requests to vote on proposals in the first two classes other than according to the predetermined guidelines.


          The Advisor generally votes in favor of proposals related to the following matters: selection of auditors (unless the auditor receives more than 50% of its revenues from non-audit activities from the company and its affiliates), election of directors (unless the proposal gives management the ability to alter the size of the board without shareholder approval), different persons for chairman of the board /chief executive officer (unless, in light of the size of the company and the nature of its shareholder base, the role of chairman and CEO are not held by different persons), compensation (if provisions are consistent with standard business practices), debt limits (unless proposed specifically as an anti-takeover action), indemnifications (unless for negligence and or breaches of fiduciary duty), meetings, name of company, principal office (unless the purpose is to reduce regulatory or financial supervision), reports and accounts (if the certifications required by Sarbanes-Oxley Act of 2002 have been provided), par value, shares (unless proposed as an anti-takeover action), share repurchase programs, independent committees, and equal opportunity employment.


          The Advisor generally votes against proposals related to the following matters: super majority voting, cumulative voting, preferred stock, warrants, rights, poison pills, reclassification of common stock and meetings held by written consent.


               The Advisor gives the following matters special consideration: new proposals, proxies of investment company shares (other than those covered by the predetermined guidelines), mergers/acquisitions (proposals where a hostile merger/acquisition is apparent or where the Advisor represents ownership in more than one of the companies involved), shareholder proposals (other than those covered by the predetermined guidelines), executive/director compensation (other than those covered by the predetermined guidelines), pre-emptive rights and proxies of international issuers which block securities sales between submission of a proxy and the meeting (proposals for these securities are voted only on the specific instruction of the Proxy Committee and to the extent practicable in accordance with predetermined guidelines).


          In addition, if a portfolio manager or other party involved with a client of the Advisor or Fund account concludes that the interest of the client or Fund requires that a proxy be voted on a proposal other than according to the predetermined guidelines, he or she may request that the Proxy Committee consider voting the proxy differently. If any person (or entity) requests the Proxy Committee (or any of its members) to vote a proxy other than according to a predetermined guideline, that person must furnish to the Proxy Committee a written explanation of the reasons for the request and a description of the person's (or entity's) relationship with the party proposing the matter to shareholders or any other matter known to the person (or entity) that would create a potential conflict of interest.


          The Proxy Committee may vary from the predetermined guideline if it determines that voting on the proposal according to the predetermined guideline would be expected to impact adversely the current or potential market value of the issuer's securities or to affect adversely the best interest of the client. References to the best interest of a client refer to the interest of the client in terms of the potential economic return on the client's investment. In determining the vote on any proposal, the Proxy Committee does not consider any benefit other than benefits to the owner of the securities to be voted.


          The Advisor's Proxy Committee is composed of operational and investment representatives of its regional offices as well as senior representatives of the Advisor's equity investments, equity research, compliance and legal functions. During the first quarter of each year, the Proxy Committee reviews all guidelines and establishes guidelines for expected new proposals. In addition to these reviews and its other responsibilities described above, its functions include annual review of its Proxy Voting Policy and Procedures to ensure consistency with internal policies and regulatory agency policies, and development and modification of voting guidelines and procedures as it deems appropriate or necessary.


          The Advisor uses Institutional Shareholder Services ("ISS"), a third party vendor, to implement its proxy voting process. ISS provides proxy analysis, record keeping services and vote disclosure services.

                              FINANCIAL STATEMENTS

          Please refer to the Fund's August 31, 2003 Financial Statements (statements of assets and liabilities and schedule of investments as of August 31, 2003 and the statements of operations, cash flows (of the Portfolio) changes in net assets, financial highlights and notes thereto) and the report of independent accountants contained in the August 31, 2003 Annual Report of the Fund. The Financial Statements and the report of independent accountants are incorporated herein by reference. The Annual Report may be obtained at no charge by telephoning 1-800-426-3750.

                             PRINCIPAL SHAREHOLDERS

     As of November 30, 2003, the Trustees and Officers of the Fund as a group owned less than 1% of the then outstanding shares of each class of the Fund.

     As of November 30, 2003, the only persons known by the Fund to own of record or "beneficially" 5% or more of its then outstanding shares within the definition of that term as contained in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, were as follows:


                                                  Approximate % of Outstanding
        Name and Address                 Class            Shares Held
        ----------------                -------   ----------------------------
Merrill Lynch Pierce Fenner & Smith     Class B              6.47%
For the sole benefit of its customers
Attn: Fund Administration #97425
4800 Deer Lake Drive E. 2nd Floor
Jacksonville, Florida  32246-6484

Merrill Lynch Pierce Fenner & Smith     Class C             13.36%
For the sole benefit of its customers
Attn: Fund Administration #97425
4800 Deer Lake Drive E. 2nd Floor
Jacksonville, Florida  32246-6484

Charles Schwab & Co., Inc.              Class Z             47.32%
Attn: Mutual Funds
101 Montgomery Street
San Francisco, California  94104-4122

PFF Bank & Trust Services               Class Z              5.65%
Trust Services
393 W. Foothill Blvd. 2nd Floor
Claremont, CA  91711-2758

                     INVESTMENT ADVISORY AND OTHER SERVICES

          Columbia Management, located at 100 Federal Street, Boston, MA 02110, is the Fund's investment advisor. Columbia Management is responsible for managing the investment portfolio of the Portfolio and the Fund's management, subject to oversight by their respective boards. Columbia Management manages the Fund's day-to-day business, including placing all orders for the purchase and sale of the Portfolio's securities. Columbia Management is a direct wholly owned subsidiary of Columbia Management Group, Inc. ("Columbia"), which is an indirect wholly owned subsidiary of FleetBoston. Columbia Management, a registered investment advisor, has been an investment advisor since 1969.


          On April 1, 2003, several advisory subsidiaries of Columbia, including Stein Roe & Farnham Incorporated ("Stein Roe"), merged into Columbia Management (which previously had been known as Columbia Management Company). Before April 1, 2003, Stein Roe was the investment advisor to the Fund. As a result of the merger, Columbia Management is now the investment advisor to the Fund.


          Please refer to the descriptions of Columbia Management, the management and administrative agreements, fees, expense limitation, and transfer agency services under "Management of the Fund" and "Fund Expenses" in the Prospectus, which are incorporated herein by reference. The table below shows gross fees paid (in thousands) and any expense reimbursements by Columbia Management during the past three fiscal years:


---------------------------------------------------------------------
                                 Year ended   Year ended   Year ended
            Type of Payment        8/31/03      8/31/02      8/31/01
---------------------------------------------------------------------
Fund        Administrative fee     $   734      $   956       $  981
            ---------------------------------------------------------
            Bookkeeping fee            116          179           59
            ---------------------------------------------------------
            Transfer Agent fee         831        1,112          918
            ---------------------------------------------------------
            Reimbursement           (1,025)      (1,347)        (910)
---------------------------------------------------------------------
Portfolio   Management fee           2,072        2,666        2,932
            ---------------------------------------------------------
            Bookkeeping fee            268          326           35
            ---------------------------------------------------------
            Transfer Agent fee           6            6            6
---------------------------------------------------------------------

Sales Charges (dollars in thousands)

                                                           Class A
                                                         Year ended
                                                      August 31, 2003
                                                      ---------------
Aggregate initial sales charges on Fund share sales         $162
Initial sales charges retained by the Distributor             10
Aggregate contingent deferred sales charge ("CDSC")            2
   on Fund redemptions retained by the Distributor


                                                          Class B
                                                        Year ended
                                                      August 31, 2003
                                                      ---------------
Aggregate CDSC on Fund redemptions                          $624
     retained by the Distributor

                                                          Class C
                                                        Year ended
                                                      August 31, 2003
                                                      ---------------
Aggregate CDSC on Fund redemptions                           $24
   retained by the Distributor


          Columbia Management provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by Columbia Management, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.


          The administrative agreement provides that Columbia Management shall reimburse the Fund to the extent that total annual expenses of the Fund (including fees paid to Columbia Management, but excluding taxes, interest, brokers' commissions and other normal charges incident to the purchase and sale of portfolio securities, and expenses of litigation to the extent permitted under applicable state law) exceed the applicable limits prescribed by any state in which shares of the Fund are being offered for sale to the public; however, such reimbursement for any fiscal year will not exceed the amount of the fees paid by the Fund under that agreement for such year. In addition, in the interest of further limiting the Fund's expenses, Columbia Management may waive its fees and/or absorb certain expenses for the Fund, as described in the Prospectus under "Fund Expenses." Any such reimbursements will enhance the yield of the Fund.


          The management agreement provides that neither Columbia Management nor any of its directors, officers, stockholders (or partners of stockholders), agents, or employees shall have any liability to the Portfolio or any shareholder of the Portfolio for any error of judgment, mistake of law or any loss arising out of any investment, or for any other act or omission in the performance by Columbia Management of its duties under the agreement, except for liability resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by Columbia Management of its obligations and duties under the agreement.


          Any expenses that are attributable solely to the organization, operation, or business of the Fund shall be paid solely out of the Fund's assets. Any expenses incurred by the Fund that are not solely attributable to the Fund are apportioned in such manner as Columbia Management determines is fair and appropriate, unless otherwise specified by the Board.

Bookkeeping and Accounting

          Columbia Management is responsible for providing accounting and bookkeeping services to the Fund pursuant to an accounting and bookkeeping agreement. Under a separate agreement ("Outsourcing Agreement"), Columbia Management has delegated those functions to State Street Bank and Trust Company ("State Street"). Columbia Management pays fees to State Street under the Outsourcing Agreement.


          Under its accounting and bookkeeping agreement with the Trust and Columbia Floating Rate Limited Liability Company, Columbia Management receives from the Fund and Portfolio a monthly fee consisting of a flat fee plus an asset-based fee, as follows:

..    From the Portfolio, an annual flat fee of $10,000, paid monthly;
..    From the Fund, an annual flat fee of $5,000, paid monthly; and
..    in any month that the Fund has average net assets of more than $50 million, a monthly fee equal to the percentage of the average net assets of the fund that is determined by the following formula:

               [(number of stand-alone funds and master funds for which State Street provides pricing and bookkeeping services under the Outsourcing Agreement x $105,000) + (number of feeder funds for which State Street provides pricing and bookkeeping services under the Outsourcing Agreement x $12,000) - (annual flat fees payable by each fund for which State Street provides pricing and bookkeeping services under the Outsourcing Agreement)] / (average monthly net assets of all stand-alone funds and feeder funds for which State Street provides pricing and bookkeeping services under the Outsourcing Agreement with average monthly net assets of more than $50 million in that month)

          The Fund reimburses Columbia Management for all out-of-pocket expenses and charges, including fees payable to third parties (other than State Street) for providing pricing data.

                                   DISTRIBUTOR

          Shares of the Fund are distributed by Columbia Funds Distributor, Inc. (formerly named Liberty Funds Distributor, Inc.)("Distributor"), One Financial Center, Boston, MA 02111-2621, under a Distribution Agreement (the "Agreement"). The Distributor is a subsidiary of Columbia Management, which is an indirect subsidiary of FleetBoston, a U.S. financial holding corporation. The Agreement continues in effect from year to year, provided such continuance is approved annually (1) by a majority of the Fund's Board of Trustees or by a majority of the outstanding voting securities of the Fund, and (2) by a majority of the trustees who are not parties to the Agreement or interested persons of any such party. The Fund has agreed to pay all expenses in connection with registration of its shares with the SEC and SEC auditing and filing fees in connection with registration of its shares under the various state blue sky laws and assumes the cost of preparation of the prospectus and other expenses.


Sales-related expenses (in thousands) of the Distributor relating to the Fund for the fiscal year ended August 31, 2003 were:


                                                                      Class A Shares   Class B Shares   Class C Shares
                                                                      --------------   --------------   --------------
Fees to FSFs                                                                $264            $708              $576
Cost of sales material relating to the Fund (including printing and
   Mailing expenses)                                                          32              19                50
Allocated travel, entertainment and other promotional expenses
   (including advertising)                                                    96              58               150

Distribution and Service Fees

          In addition to an early withdrawal charge, each of Class A, B, and C shares is authorized under a distribution plan ("Plan") to use the assets attributable to a class to finance certain activities relating to the distribution of shares to investors. These include marketing and other activities to support the distribution of the Class A, B, and C shares and the services provided to you by your financial advisor. The Plan was approved and reviewed in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act to permit it to have a multi-class structure, early withdrawal charges, and distribution fees.

          Under the Plan, distribution and service fees paid by the Fund to the Distributor may equal up to an annual rate of 0.35% of average daily net assets attributable to Class A shares, 0.70% of average daily net assets attributable to Class B shares, and 0.85% of average daily net assets attributable to Class C shares, respectively. Since the distribution and service fees are payable regardless of the Distributor's expenses, the Distributor may realize a profit from the fees. The Plan authorizes any other payments by the Fund to the Distributor and its affiliates to the extent that such payments might be construed to be indirect financing of the distribution of Fund shares.

          The trustees believe that the Plan could be a significant factor in the growth and retention of Fund assets resulting in a more advantageous expense ratio and increased investment flexibility which could benefit each class of Fund shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the trustees, including the trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan ("Independent Trustees"), cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by a vote of a majority of the outstanding voting securities of the relevant class of shares and all material amendments of the Plan must be approved by the trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the Plan will only be effective if the selection and nomination of the Independent Trustees is effected by such Independent Trustees. For the fiscal years ended August 31, 2003, 2002 and 2001, the Fund paid the following fees (in thousands) to the Distributor:


-----------------------------------------
                       2003   2002   2001
-----------------------------------------
Class A
-----------------------------------------

   Distribution Fees   $ 84   $124   $163
   Service Fees         210    304    408
-----------------------------------------
Class B
   Distribution Fees    705    845    700
   Service Fees         392    470    389
-----------------------------------------
Class C
   Distribution Fees    691    948    986
   Service Fees         288    393    411
-----------------------------------------


          Early Withdrawal Charges ("EWCs"). Certain investments in Class A, B and C shares are subject to an EWC. You will pay the EWC only on shares you submit for repurchase within a certain amount of time after purchase. The EWC generally declines each year until there is no charge for repurchased shares. The EWC is applied to the net asset value at the time of purchase or repurchase, whichever is lower. For purposes of calculating the EWC, the start of the holding period is the first day of the month in which the purchase was made. Shares you purchase with reinvested dividends or capital gains are not subject to an EWC. When shares are repurchased, the Fund will automatically repurchase those shares not subject to an EWC and then those you have held the longest. This policy helps reduce and possibly eliminate the potential impact of the EWC. In certain circumstances, EWCs may be waived, as described in the Statement of Additional Information.

          Conversion Feature. Class B shares will automatically convert to Class A shares after eight years and after that date, Class B shares will no longer be subject to the distribution fees applicable to Class B shares. Conversion will be on the basis of the relative net asset values per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from asset-based distribution expenses applicable to such shares at such time as the Class B shares have been outstanding for a duration sufficient for the Distributor to have been substantially compensated for distribution-related expenses incurred in connection with those shares. Class C shares do not convert to Class A shares. Therefore, holders of Class C shares will continue to bear the asset-based distribution fees on the Class C shares for as long as they hold such shares.

               PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES

          Right of Accumulation (Class A and Class B shares only). Reduced sales charges on Class A and B shares can be effected by combining a current purchase of Class A or Class B shares with prior purchases of Class A, B, C, T or Z shares of the funds distributed by the Distributor. The applicable sales charge is based on the combined total of:

     1.   the current purchase; and

     2. the value at the public offering price at the close of business on the previous day of all funds' Class A, B, C, T and Z shares held by the shareholder (except shares of any money market fund, unless such shares were acquired by exchange from Class A, B, C, T or Z shares of another fund distributed by the Distributor other than a money market fund).


          The Distributor must be promptly notified of each purchase which entitles a shareholder to a reduced sales charge. Such reduced sales charge will be applied upon confirmation of the shareholder's holdings by CFS. A fund may terinate or amend this Right of Accumulation.


          Statement of Intent (Class A shares only). Any person may qualify for reduced sales charges on purchases of Class A shares made within a thirteen-month period pursuant to a Statement of Intent ("Statement"). A shareholder may include, as an accumulation credit toward the completion of such Statement, the value of all Class A, B, C and Z shares held by the shareholder on the date of the Statement in funds (except shares of any money market fund, unless such shares were acquired by exchange from Class A shares of another non-money market fund). The value is determined at the public offering price on the date of the Statement. Purchases made through reinvestment of distributions do not count toward satisfaction of the Statement. Upon request, a Statement of Intent may be backdated to reflect purchases within 90 days.


          During the term of a Statement, CFS will hold shares in escrow to secure payment of the higher sales charge applicable to Class A shares actually purchased. Dividends and capital gains will be paid on all escrowed shares and those shares will be released when the amount indicated has been purchased. A Statement does not obligate the investor to buy or a fund to sell the amount specified in the Statement.

          If a shareholder exceeds the amount specified in the Statement and reaches an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of expiration of the Statement. The resulting difference in offering price will purchase additional shares for the shareholder's account at the applicable offering price. As a part of this adjustment, the financial service firm ("FSF") shall return to the Distributor the excess commission previously paid during the thirteen-month period.

          If the amount specified in the Statement is not purchased, the shareholder shall remit to the Distributor an amount equal to the difference between the sales charge paid and the sales charge that should have been paid. If the shareholder fails within twenty days after a written request to pay such difference in sales charge, CFS will redeem that number of escrowed Class A shares to equal such difference. The additional amount of FSF discount from the applicable offering price shall be remitted to the shareholder's FSF of record.


          Additional information about and the terms of Statements of Intent are available from your FSF, or from CFS at 1-800-426-3750.


          Reinstatement Privilege. An investor who has redeemed Class A, B or C shares may, upon request, reinstate within one year a portion or all of the proceeds of such sale in shares of Class A of any fund at the NAV next determined after CFS receives a reinstatement request and payment. Investors who desire to exercise this privilege should contact their FSF or CFS. Shareholders may exercise this Privilege an unlimited number of times. Exercise of this privilege does not alter the Federal income tax treatment of any capital gains realized on the prior sale of fund shares, but to the extent any such shares were sold at a loss, some or all of the loss may be disallowed for tax purposes. Consult your tax advisor.


          Privileges of Columbia Employees or Financial Service Firm Employees. Class A shares of certain funds may be sold at NAV, without a sales charge to the following individuals whether currently employed or retired: Trustees of funds advised or administered by the Advisor; directors, officers and employees of the Advisor, the Distributor and other companies affiliated with the Advisor; registered representatives and employees of FSFs (including their affiliates) that are parties to dealer agreements or other sales arrangements with the Distributor; and such persons' families and their beneficial accounts.


          Privileges of Columbia Acorn Funds (formerly Liberty Acorn Funds) Shareholders. Any shareholder who owned shares of any fund of Columbia Acorn Trust on September 29, 2000 (when all of the then outstanding shares of Columbia Acorn Trust were re-designated Class Z shares) and who since that time has remained a shareholder of any fund distributed by the Distributor, may purchase Class A shares of any fund distributed by the Distributor at NAV in those cases where a Columbia Fund Class Z share is not available. Qualifying shareholders will not be subject to Class A initial or contingent deferred sales charges; however, they will be subject to the annual 12b-1 service fee.


          Exchanges for Clients of Affiliates of Investment Advisor. Clients of affiliates of the Distributor who have previously purchased shares of other investment companies and have been charged a front-end load or other sales charge on such purchases may exchange those shares for Class A shares of any funds distributed by the Distributor, without incurring an additional front-end load or sales charge for those exchanged shares. Certain funds may charge an annual Rule 12b-1 distribution and service fee.

Sponsored Arrangements. Class A shares may be purchased at reduced or no sales charge pursuant to sponsored arrangements, which include programs under which an organization makes recommendations to, or permits group solicitation of, its employees, members or participants in connection with the purchase of shares of the Fund on an individual basis. The amount of the sales charge reduction will reflect the anticipated reduction in sales expense associated with sponsored arrangements. The reduction in sales expense, and therefore the reduction in sales charge, will vary depending on factors such as the size and stability of the organization's group, the term of the organization's existence and certain characteristics of the members of its group. The Fund reserves the right to revise the terms of or to suspend or discontinue sales pursuant to sponsored plans at any time.

          Class A shares may also be purchased at reduced or no sales charge by clients of dealers, brokers or registered investment advisors that have entered into agreements with the Distributor pursuant to which the Fund is included as an investment option in programs involving fee-based compensation arrangements, and by participants in certain retirement plans.

          Waiver of Early Withdrawal Charges ("EWCs"). EWCs may be waived on redemptions in the following situations with the proper documentation:

1. Death. EWCs may be waived on redemptions within one year following the death of (i) the sole shareholder on an individual account, (ii) a joint tenant where the surviving joint tenant is the deceased's spouse, or (iii) the beneficiary of a Uniform Gifts to Minors Act ("UGMA"), Uniform Transfers to Minors Act ("UTMA") or other custodial account. If, upon the occurrence of one of the foregoing, the account is transferred to an account registered in the name of the deceased's estate, the EWC will be waived on any redemption from the estate account occurring within one year after the death. If the Class B shares are not redeemed within one year of the death, they will remain subject to the applicable EWC, when redeemed from the transferee's account. If the account is transferred to a new registration and then a redemption is requested, the applicable EWC will be charged.

2. Disability. EWCs may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Internal Revenue Code). To be eligible for such waiver, (i) the disability must arise after the purchase of shares and (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability, and (iii) a letter from a physician signed under penalty of perjury stating the nature of the disability. If the account is transferred to a new registration and then a redemption is requested, the applicable EWC will be charged.

3. Death of a trustee. EWCs may be waived on redemptions occurring upon dissolution of a revocable living or grantor trust following the death of the sole trustee where (i) the grantor of the trust is the sole trustee and the sole life beneficiary, (ii) death occurs following the purchase and
     (iii) the trust document provides for dissolution of the trust upon the trustee's death. If the account is transferred to a new registration (including that of a successor trustee), the applicable EWC will be charged upon any subsequent redemption.

4. Returns of excess contributions. EWCs may be waived on redemptions required to return excess contributions made to retirement plans or individual retirement accounts, so long as the FSF agrees to return the applicable portion of any commission paid by Columbia Management.

5. Qualified Retirement Plans. EWCs may be waived on redemptions required to make distributions from qualified retirement plans following normal retirement (as stated in the Plan document). EWCs also will be waived on SWP redemptions made to make required minimum distributions from qualified retirement plans that have invested in funds distributed by the Distributor for at least two years.

          The EWC also may be waived where the FSF agrees to return all or an agreed upon portion of the commission earned on the sale of the shares being redeemed.
                                 TRANSFER AGENT

          Columbia Funds Services, Inc. ((formerly named Liberty Funds Services, Inc.)"CFS"), located at One Financial Center, Boston, MA 02111-2621, performs certain transfer agency services for the Fund, as described under "Management of the Fund" in the Prospectus. For performing these services, the Fund pays a shareholders' servicing and transfer agency fee to CFS as follows:


An annual open account fee of $34 per open account plus a Fund's allocated share of reimbursement for the out-of-pocket expenses of CFS.


Prior to November 1, 2003, the Fund paid a shareholders' servicing and transfer agency fee to CFS as follows::

     . An account fee for each open account of $4.00 per annum, payable on a monthly basis, in an amount equal to 1/12 the per annum charge; plus
     . An account fee for each closed account of $1.50 per annum, payable on a monthly basis, in an amount equal to 1/12 the per annum charge; plus
     . A transaction fee of $1.40 per transaction occurring in Fund accounts during any month; plus
     . A monthly fee at the rate of 0.06% per annum of the average daily closing value of the total net assets of the Fund for such month; plus

     . The Fund's allocated share of CFS' out-of-pocket expenses, including fees payable to DST Systems, Inc. ("DST") under a remote services agreement with DST and recovery of one-time expenses for the conversion to DST's account processing system at a rate of 1/24th of such one-time expenses per month.

          Under a separate agreement, CFS also provides certain investor accounting services to the Portfolio.

                                    CUSTODIAN

          State Street Corporation (the "Bank"), 2 Avenue De Lafayette, Boston, MA 02111-2900, is the custodian for the Fund and the Portfolio. It is responsible for holding all securities, other investments and cash, receiving and paying for securities purchased, delivering against payment securities sold, receiving and collecting income from investments, making all payments covering expenses, and performing other administrative duties, all as directed by authorized persons. The Bank does not exercise any supervisory function in such matters as purchase and sale of portfolio securities, payment of dividends, or payment of expenses.

          The Fund may invest in obligations of the Bank and may purchase or sell securities from or to the Bank.

                INDEPENDENT ACCOUNTANTS OF THE FUND AND PORTFOLIO

          The independent accountants for the Fund and the Portfolio are PricewaterhouseCoopers LLP, located at 125 High Street, Boston, MA 02110. The independent accountants audit and report on the annual financial statements, review certain regulatory reports and the federal income tax returns, and perform other professional accounting, auditing, tax and advisory services when engaged to do so.

                             PORTFOLIO TRANSACTIONS

          Columbia Management places the orders for the purchase and sale of portfolio securities and options and futures contracts for its clients, including private clients and mutual fund clients ("Clients"). Purchases and sales of portfolio securities are ordinarily transacted with the issuer or with a primary market maker acting as principal or agent for the securities on a net basis, with no brokerage commission. Transactions placed through dealers reflect the spread between the bid and asked prices. Occasionally, the Portfolio may make purchases of underwritten issues at prices that include underwriting discounts or selling concessions.


          Columbia Management's overriding objective in selecting brokers and dealers to effect portfolio transactions is to seek the best combination of net price and execution. The best net price, giving effect to brokerage commissions, if any, is an important factor in this decision; however, a number of other judgmental factors may also enter into the decision. These factors include Columbia Management's knowledge of negotiated commission rates currently available and other current transaction costs; the nature of the security being purchased or sold; the size of the transaction; the desired timing of the transaction; the activity existing and expected in the market for the particular security; confidentiality; the execution, clearance and settlement capabilities of the broker or dealer selected and others considered; Columbia Management's knowledge of the financial condition of the broker or dealer selected and such other brokers and dealers; and Columbia Management's knowledge of actual or apparent operation problems of any broker or dealer.


          Recognizing the value of these factors, Columbia Management may cause a Client to pay a brokerage commission in excess of that which another broker may have charged for effecting the same transaction. Columbia Management has established internal policies for the guidance of its trading personnel, specifying minimum and maximum commissions to be paid for various types and sizes of transactions and effected for Clients in those cases where Columbia Management has discretion to select the broker or dealer by which the transaction is to be executed. Columbia Management has discretion for all trades of the Portfolio. Transactions which vary from the guidelines are subject to periodic supervisory review. These guidelines are reviewed and periodically adjusted, and the general level of brokerage commissions paid is periodically reviewed by Columbia Management. Evaluations of the reasonableness of brokerage commissions, based on the factors described in the preceding paragraph, are made by Columbia Management's trading personnel while effecting portfolio transactions. The general level of brokerage commissions paid is reviewed by Columbia Management, and reports are made annually to the Fund's Board of Trustees and the Portfolio's Board of Managers.


          Columbia Management maintains and periodically updates a list of approved brokers and dealers which, in Columbia Management's judgment, are generally capable of providing best price and execution and are financially stable. Columbia Management's traders are directed to use only brokers and dealers on the approved list, except in the case of Client designations of brokers or dealers to effect transactions for such Clients' accounts. Columbia

Management generally posts certain Client information on the "Alert" broker database system as a means of facilitating the trade affirmation and settlement process.


          It is Columbia Management's practice, when feasible, to aggregate for execution as a single transaction orders for the purchase or sale of a particular security for the accounts of several Clients, in order to seek a lower commission or more advantageous net price. The benefit, if any, obtained as a result of such aggregation generally is allocated pro rata among the accounts of Clients which participated in the aggregated transaction. In some instances, this may involve the use of an "average price" execution wherein a broker or dealer to which the aggregated order has been given will execute the order in several separate transactions during the course of a day at differing prices and, in such case, each Client participating in the aggregated order will pay or receive the same price and commission, which will be an average of the prices and commissions for the several separate transactions executed by the broker or dealer.


          Columbia Management sometimes makes use of an indirect electronic access to the NYSE's "SuperDOT" automated execution system, provided through a NYSE member floor broker, W&D Securities, Inc., a subsidiary of Jeffries & Co., Inc., particularly for the efficient execution of smaller orders in NYSE listed equities. Columbia Management sometimes uses similar arrangements through Billings & Co., Inc. and Driscoll & Co., Inc., floor broker members of the Chicago Stock Exchange, for transactions to be executed on that exchange. In using these arrangements, Columbia Management must instruct the floor broker to refer the executed transaction to another brokerage firm for clearance and settlement, as the floor brokers do not deal with the public. Transactions of this type sometimes are referred to as "step-in" or "step-out" transactions. The brokerage firm to which the executed transaction is referred may include, in the case of transactions effected through W&D Securities, brokerage firms which provide Columbia Management investment research or related services.


          Columbia Management may use the services of Quick & Reilly, Inc. or Fleet Securities, Inc., each an affiliate of Columbia Management, when buying or selling securities for a fund's portfolio pursuant to procedures adopted by the Trustees and 1940 Act Rule 17e-1. Under the Rule, Columbia Management must ensure that commissions a Fund pays to affiliates of Columbia Management on portfolio transactions are reasonable and fair compared to commissions received by other broker-dealers in connection with comparable transactions involving similar securities being bought or sold at about the same time. Columbia Management will report quarterly to the Trustees on all securities transactions placed through affiliates of Columbia Management so that the Trustees may consider whether such trades complied with these procedures and the Rule.


          Affiliates of Columbia Management may participate in the primary and secondary market for Senior Loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund's ability to acquire some Senior Loans. Columbia Management does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.


          Consistent with the Conduct Rules of the National Securities Dealers, Inc. and subject to seeking best execution and such other policies as the trustees of the Fund may determine, Columbia Management may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute such mutual fund securities transactions.

Investment Research Products and Services Furnished by Brokers and Dealers

          Columbia Management engages in the long-standing practice in the money management industry of acquiring research and brokerage products and services ("research products") from broker-dealer firms in return directing trades for Client accounts to those firms. In effect, Columbia Management is using the commission dollars generated from these Client accounts to pay for these research products. The money management industry uses the term "soft dollars" to refer to this industry practice. Columbia Management may engage in soft dollar transactions on trades for those Client accounts for which Columbia Management has the discretion to select the broker-dealers.


          The ability to direct brokerage for a Client account belongs to the Client and not to Columbia Management. When a Client grants Columbia Management the discretion to select broker-dealers for Client trades, Columbia Management has a duty to seek the best combination of net price and execution. Columbia Management faces a potential conflict of interest with this duty when it uses Client trades to obtain soft dollar products. This conflict exists because Columbia Management is able to use the soft dollar products in managing its Client accounts without paying cash ("hard dollars") for the product. This reduces Columbia Management's expenses.

          Moreover, under a provision of the federal securities laws applicable to soft dollars, Columbia Management is not required to use the soft dollar product in managing those accounts that generate the trade. Thus, the Client accounts that generate the brokerage commission used to acquire the soft dollar product may not benefit directly from that product. In effect, those accounts are cross subsidizing Columbia Management's management of the other accounts that do benefit directly from the product. This practice is explicitly sanctioned by a provision of the Securities Exchange Act of 1934, as amended, which creates a "safe harbor" for soft dollar transactions conducted in a specified manner. Although it is inherently difficult, if not impossible, to document, Columbia Management believes that over time most, if not all, Clients benefit from soft dollar products such that cross subsidizations even out.


          Columbia Management attempts to reduce or eliminate this conflict by directing Client trades for soft dollar products only if Columbia Management concludes that the broker-dealer supplying the product is capable of providing a combination of the best net price and execution on the trade. As noted above, the best net price, while significant, is one of a number of judgmental factors Columbia Management considers in determining whether a particular broker is capable of providing the best net price and execution. Columbia Management may cause a Client account to pay a brokerage commission in a soft dollar trade in excess of that which another broker-dealer might have charged for the same transaction.


          Columbia Management acquires two types of soft dollar research products: (i) proprietary research created by the broker-dealer firm executing the trade and (ii) other products created by third parties that are supplied to Columbia Management through the broker-dealer firm executing the trade.


          Proprietary research consists primarily of traditional research reports, recommendations and similar materials produced by the in house research staffs of broker-dealer firms. This research includes evaluations and recommendations of specific companies or industry groups, as well as analyses of general economic and market conditions and trends, market data, contacts and other related information and assistance. Columbia Management's research analysts periodically rate the quality of proprietary research produced by various broker-dealer firms. Based on these evaluations, Columbia Management develops target levels of commission dollars on a firm-by-firm basis. Columbia Management attempts to direct trades to each firm to meet these targets.


          Columbia Management also uses soft dollars to acquire products created by third parties that are supplied to Columbia Management through broker-dealers executing the trade (or other broker-dealers who "step in" to a transaction and receive a portion of the brokerage commission for the trade). These products include the following:

..    Database Services--comprehensive databases containing current and/or historical information on companies and industries. Examples include historical securities prices, earnings estimates, and SEC filings. These services may include software tools that allow the user to search the database or to prepare value-added analyses related to the investment process (such as forecasts and models used in the portfolio management process).
..    Quotation/Trading/News Systems--products that provide real time market data information, such as pricing of individual securities and information on current trading, as well as a variety of news services.
..    Economic Data/Forecasting Tools--various macro economic forecasting tools, such as economic data and economic and political forecasts for various countries or regions.
..    Quantitative/Technical Analysis--software tools that assist in quantitative and technical analysis of investment data.
..    Fundamental Industry Analysis--industry-specific fundamental investment research.
..    Fixed Income Security Analysis--data and analytical tools that pertain specifically to fixed income securities. These tools assist in creating financial models, such as cash flow projections and interest rate sensitivity analyses, that are relevant to fixed income securities.
..    Other Specialized Tools--other specialized products, such as specialized economic consulting analyses and attendance at investment oriented conferences.

          Many third-party products include computer software or on-line data feeds. Certain products also include computer hardware necessary to use the product.

          Certain of these third party services may be available directly from the vendor on a hard dollar basis. Others are available only through broker-dealer firms for soft dollars. Columbia Management evaluates each product to determine a cash ("hard dollars") value of the product to Columbia Management. Columbia Management then on a product-by-product basis targets commission dollars in an amount equal to a specified multiple of the hard dollar value to the broker-dealer that supplies the product to Columbia Management. In general, these multiples range from 1.25 to 1.85 times the hard dollar value. Columbia Management attempts to direct trades to each firm to meet these targets. (For example, if the multiple is 1.5:1.0, assuming a hard dollar value of $10,000, Columbia Management will target to the broker-dealer providing the product trades generating $15,000 in total commissions.)


          The targets that Columbia Management establishes for both proprietary and for third party research products typically will reflect discussions that Columbia Management has with the broker-dealer providing the product regarding the level of commissions it expects to receive for the product. However, these targets are not binding commitments, and Columbia Management does not agree to direct a minimum amount of commissions to any broker-dealer for soft dollar products. In setting these targets, Columbia Management makes a determination that the value of the product is reasonably commensurate with the cost of acquiring it. These targets are established on a calendar year basis. Columbia Management will receive the product whether or not commissions directed to the applicable broker-dealer are less than, equal to or in excess of the target. Columbia Management generally will carry over target shortages and excesses to the next year's target. Columbia Management believes that this practice reduces the conflicts of interest associated with soft dollar transactions, since Columbia Management can meet the non-binding expectations of broker-dealers providing soft dollar products over flexible time periods. In the case of third party products, the third party is paid by the broker-dealer and not by Columbia Management. Columbia Management may enter into a contract with the third party vendor to use the product. (For example, if the product includes software, Columbia Management will enter into a license to use the software from the vendor.)


          In certain cases, Columbia Management uses soft dollars to obtain products that have both research and non-research purposes. Examples of non-research uses are administrative and marketing functions. These are referred to as "mixed use" products. As of the date of this Statement of Additional Information, Columbia Management acquires two mixed use products. These are (i) a fixed income security data service and (ii) a mutual fund performance ranking service. In each case, Columbia Management makes a good faith evaluation of the research and non-research uses of these services. These evaluations are based upon the time spent by Firm personnel for research and non-research uses. Columbia Management pays the provider in cash ("hard dollars") for the non-research portion of its use of these products.


          Columbia Management may use research obtained from soft dollar trades in the management of any of its discretionary accounts. Thus, consistent with industry practice, Columbia Management does not require that the Client account that generates the trade receive any benefit from the soft dollar product obtained through the trade. As noted above, this may result in cross subsidization of soft dollar products among Client accounts. As noted therein, this practice is explicitly sanctioned by a provision of the Securities Exchange Act of 1934, which creates a "safe harbor" for soft dollar transactions conducted in a specified manner.


          In certain cases, Columbia Management will direct a trade to one broker-dealer with the instruction that it execute the trade and pay over a portion of the commission from the trade to another broker-dealer who provides Columbia Management with a soft dollar research product. The broker-dealer executing the trade "steps out" of a portion of the commission in favor of the other broker-dealer providing the soft dollar product. Columbia Management may engage in step out transactions in order to direct soft dollar commissions to a broker-dealer which provides research but may not be able to provide best execution. Brokers who receive step out commissions typically are brokers providing a third party soft dollar product that is not available on a hard dollars basis. Columbia Management has not engaged in step out transactions as a manner of compensating broker-dealers that sell shares of investment companies managed by Columbia Management.


          For fiscal years ended August 31, 2003, 2002 and 2001, neither the Fund nor Portfolio paid commissions on any transactions.

                      ADDITIONAL INCOME TAX CONSIDERATIONS

          The Fund and the Portfolio intend to comply with the special provisions of the Internal Revenue Code that relieve the Fund of federal income tax to the extent of its respective net investment income and capital gains currently distributed to its respective shareholders.

          Because capital gain distributions reduce net asset value, if a shareholder purchases shares shortly before a record date, he will, in effect, receive a return of a portion of his investment in such distribution. The distribution would nonetheless be taxable to him, even if the net asset value of shares were reduced below his cost. However, for federal income tax purposes the shareholder's original cost would continue as his tax basis.

          The Fund expects that none of its dividends will qualify for the deduction for dividends received by corporate shareholders or treatment is "qualifying dividend income" eligible for long-term capital gain rates in the hands of individual shareholders.

                             INVESTMENT PERFORMANCE

          The Fund may quote yield figures from time to time. The "Yield" of the Fund is computed by dividing the net investment income per share earned during a 30-day period (using the average number of shares entitled to receive dividends) by the net asset value per share on the last day of the period. The Yield formula provides for semiannual compounding which assumes that net investment income is earned and reinvested at a constant rate and annualized at the end of a six-month period.

          The Yield formula is as follows: YIELD = 2[((a-b/cd) +1)/6/ -1].

          Where: a = Dividends and interest earned during the period. (For this purpose, the Fund will recalculate the yield to maturity based on market value of each portfolio security on each business day on which net asset value is calculated.)
                 b = Expenses accrued for the period (net of reimbursements).
                 c = The average daily number of shares outstanding during the period that were entitled to receive dividends.
                 d = The ending net asset value of the Fund for the period.

The 30-day yields as of August 31, 2003 were*:
---------------
          Yield
---------------
Class A   4.23%
---------------
Class B   4.04%
---------------
Class C   3.88%
---------------
Class Z   4.68%
---------------
* If Columbia Management or its affiliates had not waived certain Fund expenses, the 30-day SEC yield would have been 4.12%, 3.93%, 3.77% and 4.56% for Class A, B, C and Z shares, respectively.

          The Fund may quote total return figures from time to time. A "Total Return" is your return on an investment which takes into account the change in value of your investment with distributions reinvested. A "Total Return Percentage" may be calculated by dividing the value of a share at the end of a period (including reinvestment of distributions) by the value of the share at the beginning of the period and subtracting one. For a given period, an "Average Annual Total Return" may be computed by finding the average annual compounded rate that would equate a hypothetical initial amount invested of $1,000 to the ending redeemable value.

     Average Annual Total Return is computed as follows: ERV = P(1+T)/n/
     Where: P   = a hypothetical initial payment of $1,000
            T   = average annual total return
            n   = number of years
            ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period at the end of the period (or fractional portion).

          For example, for a $1,000 investment in the Fund, the "Average Annual Total Returns" at August 31, 2003 were:


                                     Average Annual
                                     Total Return(%)
                        ----------------------------------------
                        Without Sales Charge   With Sales Charge
                        --------------------   -----------------
Class A
   1 Year                      11.03%                 7.15%
   Life of the Fund*            5.50%                 4.71%
Class B
   1 Year                      10.65%                 7.40%
   Life of the Fund*            5.18%                 5.01%
Class C
   1 Year                      10.48%                 9.48%
   Life of the Fund*            5.05%                 5.05%
Class Z
   1 Year                      11.42%                  N/A
   Life of  the Fund*           5.81%                  N/A

*Since commencement of operations of Class Z shares on Dec. 17, 1998.

          Performance information for Class A, B and C shares includes returns of the Fund's Class Z shares, the oldest existing fund class for periods prior to the inception of Class A, B and C shares. The oldest existing share returns were not restated to reflect any expense differential (i.e., Rule 12b-1 fees) between the oldest existing fund class shares and the newer class shares. Had the expense differential been reflected, the returns for periods prior to the inception of Class A, B and C shares would have been lower.

          Performance results reflect any waiver of reimbursement by the Advisor of expenses. Absent this waiver or reimbursement arrangement, performance results would have been lower. See Prospectus for details. The Fund may provide information about the Advisor and its affiliates and other related funds in sales material or advertisements provided to investors or prospective investors. Sales materials or advertisements also may provide information on the use of investment professionals by investors. For further information, see "Performance Information" in the Prospectus.

                                APPENDIX--RATINGS

Ratings in General. A rating of a rating service represents the service's opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, the Adviser believes that the quality of debt securities should be continuously reviewed and that individual analysts give different weightings to the various factors involved in credit analysis. A rating is not a recommendation to purchase, sell or hold a security because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources that they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons. The following is a description of the characteristics of ratings used by Moody's and S&P.

Corporate Bond Ratings
          Ratings By Moody's. Aaa. Bonds rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or an exceptionally stable margin and principal is secure. Although the various protective elements are likely to change, such changes as can be visualized are more unlikely to impair the fundamentally strong position of such bonds.

          Aa. Bonds rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa bonds or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa bonds.

          A. Bonds rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

          Baa. Bonds rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

          Ba. Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

          B. Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

          Caa. Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

          Ca. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

          C. Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

          NOTE: Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

          Ratings by S&P. AAA. Debt rated AAA has the highest rating. Capacity to pay interest and repay principal is extremely strong.

          AA. Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

          A. Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

          BBB. Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than for debt in higher rated categories.

          BB, B, CCC, CC and C. Debt rated BB, B, CCC, CC, or C is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

          C1. This rating is reserved for income bonds on which no interest is being paid.

          D. Debt rated D is in default, and payment of interest and/or repayment of principal is in arrears. The D rating is also used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

          NOTES: The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major ratings categories. Foreign debt is rated on the same basis as domestic debt measuring the creditworthiness of the issuer; ratings of foreign debt do not take into account currency exchange and related uncertainties.

          The "r" is attached to highlight derivative, hybrid, and certain other obligations that S&P believes may experience high volatility or high variability in expected returns due to non-credit risks. Examples of such obligations are: securities whose principal or interest return is indexed to equities, commodities, or currencies; certain swaps and options; and interest only and principal only mortgage securities. The absence of an "r" symbol should not be taken as an indication that an obligation will exhibit no volatility or variability in total return.

Commercial Paper Ratings

          Ratings by Moody's. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

               Prime-1   Highest Quality
               Prime-2   Higher Quality
               Prime-3   High Quality

          If an issuer represents to Moody's that its commercial paper obligations are supported by the credit of another entity or entities, Moody's, in assigning ratings to such issuers, evaluates the financial strength of the indicated affiliated corporations, commercial banks, insurance companies, foreign governments or other entities, but only as one factor in the total rating assessment.

          Ratings By S&P. A brief description of the applicable rating symbols and their meaning follows:

          A. Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designations 1, 2, and 3 to indicate the relative degree of safety.

          A-1. This designation indicates that the degree of safety regarding timely payment is very strong. Those issues determined to possess overwhelming safety characteristics will be denoted with a plus (+) sign designation.
                                       46

PART C

Other Information.

Item 24.  Financial Statements and Exhibits

(1) Financial Statements:

        Included in Part A:

        Financial statements included in Part A of this registration Statement:
        Financial Highlights for the years ended August 31, 2003, 2002 and 2001 and the period ended August 31, 2000.

        Included in Part B:

        Financial statements included in Part B of this registration statement:
        August 31, 2003 Financial Statements contained in the August 31, 2003 Annual Report of the Fund.

(2) Exhibits: [Note: As used herein, the term "Registration Statement" refers to the Registration Statement of the Registrant on Form N-2 under the Securities Act of 1933, No. 333-61751. The term "Amendment" refers to an amendment to the Registration Statement on Form N-2 under the Investment Company Act of 1940 No. 811-08953.]

    a. (1) Agreement and Declaration of Trust as amended and restated on November 3, 1998. (Exhibit to Amendment No. 1.)*
       (2) Amendment effective October 17, 1999 to Agreement and Declaration of Trust. (Exhibit to Amendment # 7)*
       (3) Amendment dated May 22, 2000 to the Agreement and Declaration of Trust. (Exhibit to Amendment No. 7)*
       (4) Amendment dated October 13, 2003 to the Agreement and Declaration of Trust. (Exhibit to Amendment No. 14)*

    b. (1) By-laws of Registrant dated August 13, 1998 as amended on September 25, 1998. (Exhibit b to Amendment No.1.)*
       (2) Amendment to By-laws dated February 8, 2000. (Exhibit to Amendment No.7)*
       (3) Amendment to By-laws dated September 28, 2000. (Exhibit to Amendment No.7)*
       (4) Amendment to By-laws dated June 20, 2001. (Exhibit b.(4) to Amendment No. 11)*

    c. None.

    d. None.

    e. None.

    f. None.

    g. Portfolio Management Agreement between Columbia Floating Rate Limited Liability Company and Columbia Management Advisors, Inc. dated November 1, 2003.

    h. (1) Underwriting Agreement between Registrant and Columbia Funds Distributor, Inc. dated November 1, 2003.
       (2) Appendix A to Underwriting Agreement between Registrant and Columbia Funds Distributor, Inc. dated November 1, 2003.

    i.     None.

    j. (1) Custodian contract between Registrant and State Street Bank and
           Trust Company dated October 10, 2001 - filed as Exhibit (g) in Part C, Item 23 of Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A of Columbia Funds Trust II (filed under former name Liberty Funds Trust II) (File Nos. 2-66976 and 811-3009), filed with the Commission on or about October 26, 2001, and is hereby incorporated by reference and made a part of this Registration Statement.
       (2) Appendix A to Custodian Contract between Registrant and State Street Bank and Trust Company dated October 13, 2003.

    k. (1) Form of Amended and Restated Transfer Agent Agreement between Registrant and Columbia Funds Services, Inc. dated November 1, 2003.
       (2) Accounting and Bookkeeping Agreement between Registrant and Columbia Management Advisors, Inc. dated November 1, 2003.
             (a) Schedule A to Accounting and Bookkeeping Agreement between
                 Registrant and Columbia Management Advisors, Inc. dated November 1, 2003.
       (3) Administrative Agreement between Registrant and Columbia Management Advisors, Inc. dated November 1, 2003.
       (4) Rule 12b-1 Distribution Plan dated August 3, 1999, as amended and restated on June 19, 2001, July 1, 2002, November 4, 2002 and on November 1, 2003.
           (a) Appendix I to Rule 12b-1 Distribution Plan.
       (5) Form of Rule 18f-3 plan amended and restated as of November 1, 2003.

    l. Opinion and consent of Counsel. (Exhibit to Amendment No. 14)*

    m. None.

    n. Consent of Independent Accountants (PWC).

    o. None.

    p. None.

    q. Columbia Management Funds Individual Retirement Account Plan. Columbia Management Prototype Paired Defined Contribution Plan. (Exhibit q to Amendment No. 1.)*

    r. Code of Ethics of Columbia Management Advisors, Inc., the Fund and Columbia Funds Distributor, Inc. dated November 14, 2003.

    Power of Attorney for: Douglas A. Hacker, Janet Langford Kelly, Richard W. Lowry, William E. Mayer, Charles R. Nelson, John J. Neuhauser, Joseph R. Palombo, Patrick J. Simpson, Thomas E. Stitzel, Thomas C. Theobald, Anne-Lee Verville and Richard L. Woolworth

                         POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/Thomas E. Stitzel
                                                Thomas E. Stitzel

                         POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/Anne-Lee Verville
                                                Anne-Lee Verville

                         POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/Richard W. Lowry
                                                Richard W. Lowry

                        POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/William E. Mayer
                                                William E. Mayer

                         POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/John J. Neuhauser
                                                John J. Neuhauser

                         POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/Douglas A. Hacker
                                                Douglas A. Hacker

                         POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/Janet Langford Kelly
                                                Janet Langford Kelly

                        POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/Charles R. Nelson
                                                Charles R. Nelson

                         POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/Thomas C. Theobald
                                                Thomas C. Theobald

                         POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/Joseph R. Palombo
                                                Joseph R. Palombo

                         POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/Patrick J. Simpson
                                                Patrick J. Simpson

                         POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Cameron S. Avery, J. Kevin Connaughton, Heidi A. Hoefler, Russell L. Kane, John M. Loder, Brian D. McCabe, Vincent P. Pietropaolo, David A. Rozenson, Mark A. Wentzien and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee, manager or officer of CMG Fund Trust, Colonial California Insured Municipal Trust, Colonial High Income Municipal Trust, Colonial Insured Municipal Fund, Colonial InterMarket Income Trust I, Colonial Intermediate High Income Fund, Colonial Investment Grade Municipal Trust, Colonial Municipal Income Trust, Colonial New York Insured Municipal Fund, Columbia Common Stock Fund, Inc., Columbia Balanced Fund, Inc., Columbia Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia International Stock Fund, Inc., Columbia Fixed Income Securities Fund, Inc., Columbia Daily Income Company, Columbia Strategic Investor Fund, Inc., Columbia Technology Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia High Yield Fund, Inc., Columbia Funds Trust I, Columbia Funds Trust II, Columbia Funds Trust III, Columbia Funds Trust IV, Columbia Funds Trust V, Columbia Funds Trust VI, Columbia Funds Trust VII, Columbia Funds Trust VIII, Columbia Funds Trust IX, Columbia Funds Trust XI, Columbia Floating Rate Advantage Fund, Columbia Floating Rate Fund, Columbia Floating Rate Limited Liability Company, Columbia Institutional Floating Rate Income Fund, Liberty Variable Investment Trust and SteinRoe Variable Investment Trust (collectively, the "Columbia Funds"), or any mutual fund for which Columbia Funds Distributor, Inc. serves as principal underwriter or distributor or Columbia Management Advisors, Inc., any of their affiliates or any of their successors, serves as investment manager or administrator.

This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Columbia Funds, with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for such Funds.

In witness, I have signed this Power of Attorney on this 10th day of December, 2003.

                                                /s/Richard L. Woolworth
                                                Richard L. Woolworth

    *Incorporated by reference.

Item 25.  Marketing Arrangements

          None.


Item 26.  Other Expenses of Issuance and Distribution

          None

Item 27.  Persons Controlled By or Under Common Control with Registrant

          None

Item 28.  Number of Holders of Securities

                                        Number of Record Holders
         Title of Class                       as of 11/30/03
  -----------------------------------   ------------------------
  Class A                                            3,619
  Class B                                            5,888
  Class C                                            4,837
  Class Z                                            1,742

Item 29.  Indemnification

         Article Eight of the Agreement and Declaration of Trust of Registrant (Exhibit a.(1)), which Article is incorporated herein by reference, provides that Registrant shall provide indemnification of its trustees and officers (including each person who serves or has served at Registrant's request as a director, officer, or trustee of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) ("Covered Persons") under specified circumstances.

              Section 17(h) of the Investment Company Act of 1940 ("1940 Act") provides that neither the Agreement and Declaration of Trust nor the By-Laws of Registrant, nor any other instrument pursuant to which Registrant is organized or administered, shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. In accordance with Section 17(h) of the 1940 Act, Article Eight shall not protect any person against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

              Unless otherwise permitted under the 1940 Act, (i) Article Eight does not protect any person against any liability to Registrant or to its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office; (ii) in the absence of a final decision on the merits by a court or other body before whom a proceeding was brought that a Covered Person was not liable by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, no indemnification is permitted under Article Eight unless a determination that such person was not so liable is made on behalf of Registrant by (a) the vote of a majority of the trustees who are not "interested persons" of Registrant, as defined in Section 2(a)(19) of the 1940 Act ("disinterested trustees"), or (b) an independent legal counsel as expressed in a written opinion; and (iii) Registrant will not advance attorneys' fees or other expenses incurred by a Covered Person in connection with a civil or criminal action, suit or proceeding unless Registrant receives an undertaking by or on behalf of the Covered Person to repay the advance (unless it is ultimately determined that he is entitled to indemnification) and (a) the Covered Person provides security for his undertaking, or (b) Registrant is insured against losses arising by reason of any lawful advances, or (c) a majority of the disinterested, non-party trustees of Registrant or an independent legal counsel as expressed in a written opinion, determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

              Any approval of indemnification pursuant to Article Eight does not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with Article Eight as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in, or not opposed to, the best interests of Registrant or to have been liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Covered Person's office.

              Article Eight also provides that its indemnification provisions are not exclusive.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              Registrant, its trustees and officers, its investment adviser, the other investment companies advised by the adviser, and persons affiliated with them are insured against certain expenses in connection with the defense of actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits, or proceedings. Registrant will not pay any portion of the premium for coverage under such insurance that would (1) protect any trustee or officer against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office or (2) protect its investment adviser or principal underwriter, if any, against any liability to Registrant or its shareholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, in the performance of its duties, or by reason of its reckless disregard of its duties and obligations under its contract or agreement with the Registrant; for this purpose the Registrant will rely on an allocation of premiums determined by the insurance company.

              Pursuant to the indemnification agreement among the Registrant, its transfer agent and its investment adviser, the Registrant, its trustees, officers and employees, its transfer agent and the transfer agent's directors, officers, and employees are indemnified by Registrant's investment adviser against any and all losses, liabilities, damages, claims and expenses arising out of any act or omission of the Registrant or its transfer agent performed in conformity with a request of the investment adviser that the transfer agent and the Registrant deviate from their normal procedures in connection with the issue, redemption or transfer of shares for a client of the investment adviser.

              Registrant, its trustees, officers, employees and representatives and each person, if any, who controls the Registrant within the meaning of
Section 15 of the Securities Act of 1933 are indemnified by the distributor of Registrant's shares (the "distributor"), pursuant to the terms of the distribution agreement, which governs the distribution of Registrant's shares, against any and all losses, liabilities, damages, claims and expenses arising out of the acquisition of any shares of the Registrant by any person which (i) may be based upon any wrongful act by the distributor or any of the distributor's directors, officers, employees or representatives or (ii) may be based upon any untrue or alleged untrue statement of a material fact contained in a registration statement, prospectus, statement of additional information, shareholder report or other information covering shares of the Registrant filed or made public by the Registrant or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading if such statement or omission was made in reliance upon information furnished to the Registrant by the distributor in writing. In no case does the distributor's indemnity indemnify an indemnified party against any liability to which such indemnified party would otherwise be subject by reason of willful misfeasance, bad faith, or negligence in the performance of its or his duties or by reason of its or his reckless disregard of its or his obligations and duties under the distribution agreement.

Item 30.  Business and Other Connections of Investment Adviser

Columbia Management Advisors, Inc. ("Columbia Management"), the Registrant's investment advisor, is a wholly owned subsidiary of Columbia Management Group, Inc., which is a wholly owned subsidiary of Fleet National Bank, which is a wholly owned subsidiary of FleetBoston Financial Corporation. Columbia Management acts as investment advisor to individuals, trustees, pension and profit-sharing plans, charitable organizations, and other investors. In addition to Registrant, it also acts as investment advisor to other investment companies having different investment strategies and policies.

For a two-year business history of certain officers and directors of Columbia Management, please refer to the Form ADV of Columbia Management and to the section of the statement of additional information (Part B) entitled "Investment Advisory and Other Services," or "Management of the Funds," as applicable.

Information regarding the businesses of Columbia Management and its officers and directors is set forth in the Prospectuses and in the Statement of Additional Information and is incorporated herein by reference.

Item. 31.  Location of Accounts and Records

     Registrant maintains the records required to be maintained by it under Rules 31a-1(a), 31a-1(b), and 31a-2(a) under the Investment Company Act of 1940 at its principal executive offices at One Financial Center, Boston, Massachusetts 02111. Certain records, including records relating to Registrant's shareholders and the physical possession of its securities, may be maintained pursuant to Rule 31a-3 at the main office of Registrant's transfer agent, Columbia Funds Services, Inc., located at One Financial Center, Boston, MA 02111 or custodian, State Street Corporation, located at 2 Avenue De Lafayette, Boston, MA 02111.

Item 32.  Management Services

     None.

Item 33.  Undertakings

          The Registrant undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration
                     Statement:

                     (a) To include any prospectus required by Section 10(a)(3)
                         of the 1933 Act;

                     (b) To reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                     (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                 (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

                 (4) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                 (5) For the purposes of determining any liability under the
                     Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                            SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts on the 16th day of December, 2003.

                             COLUMBIA FLOATING
                             RATE FUND

                             By: /s/JOSEPH R. PALOMBO
                             Joseph R. Palombo, President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                        Title                   Date
------------------------    ---------------------   --------------

/s/JOSEPH R. PALOMBO        President                December 16, 2003
Joseph R. Palombo           (Principal
                            Executive Officer)



/s/J. KEVIN CONNAUGHTON     Chief Financial          December 16, 2003
J. Kevin Connaughton        Officer (Principal
                            Financial Officer)




/s/VICKI L. BENJAMIN        Controller and Chief     December 16, 2003
Vicki L. Benjamin           Accounting Officer
                            (Principal Accounting
                            Officer)

DOUGLAS A. HACKER*                         Trustee
------------------------------------
Douglas A. Hacker


JANET LANGFORD KELLY*                      Trustee
------------------------------------
Janet Langford Kelly


RICHARD W. LOWRY*                          Trustee
---------------------------
Richard W. Lowry


WILLIAM E. MAYER*                           Trustee      /s/VINCENT PIETROPAOLO
----------------                                           Vincent Pietropaolo
William E. Mayer                                           Attorney-in-fact
                                                           December 16, 2003


CHARLES R. NELSON*                          Trustee
------------------------------------
Charles R. Nelson


JOHN J. NEUHAUSER*                          Trustee
------------------------------------
John J. Neuhauser


JOSEPH R. PALOMBO*                          Trustee
------------------------------------
Joseph R. Palombo


PATRICK J. SIMPSON*                         Trustee
------------------------------------
Patrick J. Simpson


THOMAS E. STITZEL*                          Trustee
------------------------------------
Thomas E. Stitzel


THOMAS C. THEOBALD*                         Trustee
------------------------------------
Thomas C. Theobald


ANNE-LEE VERVILLE*                          Trustee
------------------------------------
Anne-Lee Verville

RICHARD L. WOOLWORTH*                       Trustee
------------------------------------
Richard L. Woolworth

                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts on the 16th day of December, 2003.

                                            COLUMBIA FLOATING RATE LIMITED
                                            LIABILITY COMPANY


                              By: /s/JOSEPH R. PALOMBO
                              Joseph R. Palombo, President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                        Title                   Date
------------------------    ---------------------   --------------

/s/JOSEPH R. PALOMBO        President                December 16, 2003
Joseph R. Palombo           (Principal
                            Executive Officer)



/s/J. KEVIN CONNAUGHTON     Chief Financial          December 16, 2003
J. Kevin Connaughton        Officer (Principal
                            Financial Officer)




/s/VICKI L. BENJAMIN        Controller and Chief     December 16, 2003
Vicki L. Benjamin           Accounting Officer
                            (Principal Accounting
                            Officer)

                                  EXHIBIT INDEX


    g. Portfolio Management Agreement between Columbia Floating Rate Limited Liability Company and Columbia Management Advisors, Inc. dated November 1, 2003.

    h. (1) Underwriting Agreement between Registrant and Columbia Funds Distributor, Inc. dated November 1, 2003.
       (2) Appendix A to Underwriting Agreement between Registrant and Columbia Funds Distributor, Inc. dated November 1, 2003.

    j. (2) Appendix A to Custodian Contract between Registrant and State Street Bank and Trust Company dated October 13, 2003.

    k. (1) Form of Amended and Restated Transfer Agent Agreement between Registrant and Columbia Funds Services, Inc. dated November 1, 2003.
       (2) Accounting and Bookkeeping Agreement between Registrant and Columbia Management Advisors, Inc. dated November 1, 2003.
           (a) Schedule A to Accounting and Bookkeeping Agreement between Registrant and Columbia Management Advisors, Inc. dated
               November 1, 2003.
       (3) Administrative Agreement between Registrant and Columbia Management Advisors, Inc. dated November 1, 2003.
       (4) Rule 12b-1 Distribution Plan dated August 3, 1999, as amended and restated on June 19, 2001, July 1, 2002, November 4, 2002 and on November 1, 2003.
           (a) Appendix I to Rule 12b-1 Distribution Plan.
       (5) Form of Rule 18f-3 plan amended and restated as of November 1, 2003.

    n.     Consent of Independent Accountants (PWC).

    r. Code of Ethics of Columbia Management Advisors, Inc., the Fund and Columbia Funds Distributor, Inc. dated November 14, 2003.